Exhibit 2.1

EXECUTION VERSION

AGREEMENT AND PLAN OF MERGER

by and among

AVALONBAY COMMUNITIES, INC.,

EQUITY RESIDENTIAL,

ERP OPERATING LIMITED PARTNERSHIP,

and

CANOPY MERGER SUB LLC

Dated as of May 20, 2026

Exhibit A	–	Contributed Assets
Exhibit B	–	Form of Share Authorization Amendment
Exhibit C	–	Form of Company REIT Opinion
Exhibit D	–	Form of Parent Section 368 Opinion
Exhibit E	–	Form of Parent REIT Opinion
Exhibit F	–	Form of Company Section 368 Opinion

AGREEMENT AND PLAN OF MERGER

This AGREEMENT AND PLAN OF MERGER (hereinafter referred to as this “Agreement” ), dated as of May 20, 2026, is by and among AvalonBay Communities, Inc., a Maryland corporation (the “Company”), Equity Residential, a Maryland real estate investment trust (“Parent”), ERP Operating Limited Partnership, an Illinois limited partnership (“Parent OP”), and Canopy Merger Sub LLC, a Maryland limited liability company and a direct wholly owned subsidiary of Parent (“Merger Sub”). Parent, Parent OP, Merger Sub and the Company are each sometimes referred to herein as a “Party” and collectively as the “Parties.” All capitalized terms used in this Agreement shall have the meaning ascribed to such terms in Section 1.1 or as otherwise defined elsewhere in this Agreement unless the context clearly provides otherwise.

RECITALS

WHEREAS, the Parties desire to effect (a) a contribution by the Company of the assets set forth on Exhibit A (the “Contributed Assets”) to Parent OP in exchange for Parent OP Units (the “Asset Contribution”) and (b) following the Asset Contribution, a business combination through a merger of the Company with and into Merger Sub, with Merger Sub being the surviving entity (the “Merger”), and each outstanding share of common stock of the Company, par value $0.01 per share (the “Company Common Stock”), issued and outstanding immediately prior to the Effective Time will be converted into the right to receive the Merger Consideration upon the terms and conditions set forth in this Agreement and in accordance with the Limited Liability Company Act of the State of Maryland (the “LLC Act”) and Maryland General Corporation Law, as amended (the “MGCL”);

WHEREAS, the board of directors of the Company (the “Company Board”) has unanimously (a) determined and declared that this Agreement, the Asset Contribution, the Merger and the other transactions contemplated by this Agreement (collectively, the “Transactions”), are fair to, advisable and in the best interests of the Company and its stockholders, (b) approved and deemed advisable the execution and delivery of this Agreement, the performance by the Company of its covenants and agreements contained herein and the consummation of the Transactions, including the Asset Contribution and the Merger, (c) directed that the approval of the Merger and the other Transactions be submitted for consideration at a meeting of the Company’s stockholders and (d) resolved to recommend that the Company’s stockholders vote in favor of the approval of the Merger and the other Transactions (the “Company Board Recommendation”) and to include such recommendation in the Joint Proxy Statement;

WHEREAS, the board of trustees of Parent (the “Parent Board”) has unanimously (a) determined and declared that this Agreement and the Transactions, including the Asset Contribution, the Merger and the issuance of common shares of beneficial interest, $0.01 par value per share, of Parent (the “Parent Common Shares”), in connection with the Merger, are fair to, advisable and in the best interests of Parent and its shareholders, (b) approved and deemed advisable the execution and delivery of this Agreement, the performance by Parent of its covenants and agreements contained herein and the consummation of the Transactions, including the Asset Contribution and the Merger, (c) directed that the issuance of Parent Common Shares in connection with the Merger be submitted for consideration at a meeting of Parent’s shareholders, and (d) resolved to recommend that Parent’s shareholders vote in favor of the approval of the issuance of Parent Common Shares in connection with the Merger (the “Parent Board Recommendation”) and to include such recommendation in the Joint Proxy Statement;

WHEREAS, Parent, in its capacity as the general partner of Parent OP, has taken all actions required for the execution of this Agreement by Parent OP and to approve the consummation by Parent OP of the transactions contemplated hereby, including the Asset Contribution and the other Transactions;

WHEREAS, Parent, in its capacity as the sole manager of Merger Sub, has taken all actions required for the execution of this Agreement by Merger Sub and to approve the consummation by Merger Sub of the transactions contemplated hereby, including the Merger and the other Transactions;

WHEREAS, for U.S. federal income tax purposes, it is intended that (a) the Asset Contribution shall qualify as a transaction described in Section 721(a) of the Code, (b) the Merger shall qualify as a “reorganization” within the meaning of Section 368(a) of the Code, and (c) this Agreement be and is hereby adopted as a “plan of reorganization” for purposes of Sections 354, 361 and 368 of the Code and the Treasury Regulations promulgated thereunder; and

WHEREAS, Parent, Parent OP, Merger Sub and the Company desire to make certain representations, warranties, covenants and agreements in connection with the Asset Contribution and the Merger and also prescribe various conditions to the Asset Contribution and the Merger.

NOW, THEREFORE, in consideration of the mutual covenants and agreements contained in this Agreement and for other good and valuable consideration, the receipt and adequacy of which are hereby acknowledged, the Parties agree as follows:

ARTICLE I

DEFINITIONS AND INTERPRETATION

Section 1.1 Certain Definitions. For the purposes of this Agreement, the term:

“Acceptable Confidentiality Agreement” means a confidentiality agreement that contains confidentiality terms that are no less favorable in the aggregate to the Company or Parent, as applicable, than those contained in the Confidentiality Agreement.

“Affiliate” means, as to any Person, any Person which directly or indirectly controls, is controlled by, or is under common control with such Person. For purposes of this definition, “control” of a Person shall mean the power, direct or indirect, to direct or cause the direction of the management and policies of such Person whether by ownership of voting equity, by contract or otherwise.

“Benefit Plan” means any “employee benefit plan” (within the meaning of Section 3(3) of ERISA) and any employment, consulting, termination, severance, change in control, separation, retention, stock option, restricted stock, profits interest unit, stock purchase, deferred compensation, bonus, incentive compensation, fringe benefit, health, medical, dental, disability, accident, life insurance, welfare benefit, cafeteria, vacation, paid time off, perquisite, retirement, pension, or savings or any other compensatory or employee benefit plan, agreement, program, policy or other arrangement, whether or not subject to ERISA.

“Bridge Facility” means the Bridge Facility contemplated by and as defined in the Commitment Letter dated as of the date hereof (including all exhibits and schedules thereto, as may be amended, restated, amended and restated, supplemented or otherwise modified from time to time, the “Commitment Letter”), from the Financing Sources party thereto.

“Business Day” means any day other than a Saturday, Sunday or other day on which the banks in Arlington, Virginia, Chicago, Illinois or New York, New York are authorized by Law or executive order to be closed.

“Clean Team Agreement” means the Clean Team Agreement, dated as of April 2, 2026, between Parent and the Company.

“Code” means the Internal Revenue Code of 1986, as amended.

“Company Articles” means the Articles of Amendment and Restatement of Articles of Incorporation of the Company, as amended, supplemented and corrected.

“Company Benefit Plan” means each material Benefit Plan (i) (x) under which any current or former trustee, officer, employee or consultant of the Company or any of its Subsidiaries has any right to benefits and (y) which is maintained, sponsored or contributed to by the Company or any of its Subsidiaries or to which the Company or any of its Subsidiaries makes or is required to make contributions with respect to such trustees, officers, employees or consultants or (ii) pursuant to which the Company or any of its Subsidiaries has any Liability.

“Company Bylaws” means the Amended and Restated Bylaws of the Company.

“Company Data Security Incident” means any actual or suspected (i) loss, damage, theft or other unauthorized Processing of Personal Data or other material data in the possession or control of the Company or any of its Subsidiaries, (ii) accidental, unauthorized or unlawful access, entry, use or interference with the Company IT Assets, or (iii) other data security incident where notification of any Governmental Entity is required by Law.

“Company Deferred Unit Award” means an award with respect to shares of Company Common Stock deferred pursuant to a Company Directors’ Deferred Compensation Plan.

“Company Development Properties” means Company Properties under construction, or in preconstruction phases of the development process, in each case, but not yet completed. Neither a Company Redevelopment Property, nor a Company Property undergoing construction, renovation and/or redevelopment which would not exceed the necessary thresholds to constitute a Company Redevelopment Property, shall constitute a Company Development Property.

“Company Directors’ Deferred Compensation Plan” means the Third Amended and Restated Rules and Procedures for the Directors’ Deferred Compensation Program.

“Company Dividend Equivalent” means a right to receive an equivalent value (in cash or in Company Common Stock) of dividends paid on Company Common Stock granted by the Company (whether granted pursuant to the Company Equity Plan or otherwise).

“Company DownREIT” means Aqua DownREIT, L.P., a Delaware limited partnership.

“Company DownREIT Agreement” means the Amended and Restated Agreement of Limited Partnership of Company DownREIT, dated as of April 30, 2025.

“Company DownREIT Units” means the limited partnership interests of Company DownREIT.

“Company DRIP” means the Company’s Reinvestment and Stock Purchase Plan.

“Company Equity Award” means a Company Restricted Share Award, Company Performance Award, Company Deferred Unit Award or Company Option.

“Company Equity Plan” means the AvalonBay Communities, Inc. Second Amended and Restated 2009 Equity Incentive Plan, as restated to reflect the First Amendment, Second Amendment, Third Amendment and Fourth Amendment thereto, or the AvalonBay Communities, Inc. 2026 Equity Incentive Plan.

“Company ESPP” means the AvalonBay Communities, Inc. (as successor to Bay Apartment Communities, Inc.) 1996 Non-Qualified Employee Stock Purchase Plan, as amended.

“Company Financial Advisors” means Goldman Sachs & Co. LLC, J.P. Morgan Securities LLC and Wells Fargo Securities, LLC.

“Company Fundamental Representations” means the representations and warranties of the Company set forth in Section 5.1(a) (Organization and Qualification; Subsidiaries) (solely with respect to the first, fourth and fifth sentences thereof), Section 5.1(c) (Organization and Qualification; Subsidiaries), Section 5.2(c) (Capitalization), Section 5.3 (Authorization; Validity of Agreement; Company Action), Section 5.4 (Board Approval), Section 5.22 (Opinion of Financial Advisor), Section 5.25 (Brokers; Expenses), Section 5.26 (Takeover Statutes) and Section 5.27 (Required Vote).

“Company Fundamental Representations – De Minimis” means the representations and warranties of the Company set forth in Section 5.2(a), Section 5.2(b) and Section 5.2(f) (Capitalization).

“Company Governing Documents” means the Company Articles and the Company Bylaws.

“Company IT Assets” means all technology devices, computers, Software, servers, networks, workstations, routers, hubs, circuits, switches, data communications lines and all other information technology assets and equipment, in each case, owned or controlled by the Company or its Subsidiaries.

“Company Material Adverse Effect” means any Effect (a) that, individually or in the aggregate, has had or would reasonably be expected to have a material adverse effect on the assets, properties, financial condition, business or results of operations of the Company and its Subsidiaries, taken as a whole; provided, however, that no Effects resulting or arising from the following shall be deemed to constitute a Company Material Adverse Effect or shall be taken into account when determining whether a Company Material Adverse Effect has occurred or would reasonably be expected to occur: (i) general economic conditions (or changes therein), including any changes affecting financial, credit or capital market conditions, changes in interest or exchange rates or the suspension of trading in securities (whether equity, debt, derivative or hybrid securities) generally on any securities exchange or over-the-counter market, (ii) conditions (or changes therein) in any industry or industries in which the Company and its Subsidiaries operate, (iii) political, geopolitical and/or regulatory conditions (or changes therein), including trade disputes or the imposition of trade restrictions, tariffs or similar Taxes, sanctions, the occurrence or the escalation or worsening of any acts of terrorism (including cyberterrorism and cyberterrorism data breaches), sabotage, war, civil disobedience or civil unrest, (iv) any change in GAAP or interpretation thereof by any Governmental Entity, (v) any change in applicable Law or interpretation thereof by any Governmental Entity, (vi) any actions taken expressly required by, or the failure to take any action expressly prohibited by, the terms of this Agreement or at the written request or with the written consent of Parent or Merger Sub and any Effect directly attributable to the negotiation, execution or announcement of this Agreement and the Transactions (including the Merger), including any litigation arising therefrom (including any litigation arising from allegations of a breach of duty or violation of applicable Law), and any adverse change in customer, employee (including employee departures), supplier, financing source, lessee, licensor, licensee, sub-licensee, stockholder, joint venture partner or similar relationship resulting therefrom, including as a result of the identity of Parent (except that this clause (vi) shall not apply with respect to any representation or warranty of the Company in this Agreement that is intended to address the consequences of the execution of this Agreement or the consummation of the Transactions), (vii) changes in the price or trading volume of the Company Common Stock (it being understood that the facts or occurrences giving rise or contributing to such changes that are not otherwise excluded from the definition of a “Company Material Adverse Effect” may be taken into account), (viii) any failure by the Company to meet any internal or published projections, estimates or expectations of the Company’s revenue, earnings or other financial performance or results of operations for any period (it being understood that the facts or occurrences giving rise or contributing to such failure that are not otherwise excluded from the definition of a “Company Material Adverse Effect” may be taken into account), (ix) earthquakes, tornados, hurricanes, floods, mudslides, wild fires or other weather conditions or natural calamities, including any worsening of such conditions, (x) pandemics, epidemics, disease outbreak or other public health crisis or event, including any worsening of such conditions, and (xi) any reduction in the credit rating of the Company or its Subsidiaries (it being understood that the facts or occurrences giving rise or contributing to such reduction or any consequences resulting from such reduction that are not otherwise excluded from the definition of a “Company Material Adverse Effect” may be taken into account); provided that any Effect described in clauses (i), (ii), (iii), (iv), (v), (ix) or (x) may be taken into account in determining whether there has been, or would reasonably be expected to be, a Company Material Adverse Effect to the extent such Effect has a materially disproportionate adverse effect on the Company and its Subsidiaries, taken as a whole, relative to other similarly situated participants in the industries in which the Company and its Subsidiaries operate, and in the case of clauses (ix) or (x), in the geographic regions in the United States in which the Company and its Subsidiaries operate or own or lease properties (in which case only the incremental disproportionate adverse effect may be taken into account in determining whether there has been, or would reasonably be expected to be, a Company Material Adverse Effect), or (b) that, individually or in the aggregate, will or would reasonably be expected to prevent or materially impair or delay the ability of the Company to consummate the Merger prior to the Outside Date.

“Company Notes Indentures” means:

(i) the Indenture, by and between the Company and U.S. Bank Trust Company, National Association, dated as of February 23, 2024, as supplemented by the First Supplemental Indenture, dated as of May 14, 2024, as supplemented by the Second Supplemental Indenture, dated as of July 10, 2025, and as supplemented by the Third Supplemental Indenture, dated as of December 1, 2025;

(ii) the Indenture, by and between the Company and The Bank of New York Mellon, dated as of February 23, 2018, as supplemented by the First Supplemental Indenture, dated as of March 26, 2018, and as supplemented by the Second Supplemental Indenture, dated as of May 29, 2018; and

(iii) the Indenture, by and between the Company (as successor to Bay Apartment Communities, Inc.) and The Bank of New York Mellon (as successor to State Street Bank and Trust Company), dated as of January 16, 1998, as supplemented by the First Supplemental Indenture, dated as of January 20, 1998, as supplemented by the Second Supplemental Indenture, dated as of July 7, 1998, as supplemented by the Amended and Restated Third Supplemental Indenture, dated as of July 10, 2000, as supplemented by the Fourth Supplemental Indenture, dated as of September 18, 2006, and as supplemented by the Fifth Supplemental Indenture, dated as of November 21, 2014.

“Company Option” means each option to purchase a number of shares of Company Common Stock at a specific price per share.

“Company Performance Award” means an award with respect to shares of Company Common Stock that vest on the basis of the achievement of applicable performance goals.

“Company Privacy and Security Requirements” means (i) all Laws applicable to the Company or its Subsidiaries (or their Processing of Personal Data) governing the protection or Processing of Personal Data, data privacy or cybersecurity (including anti-spam Laws) in any relevant jurisdiction, (ii) any publicly facing statements or policies adopted by the Company or its Subsidiaries relating to its Processing of Personal Data, (iii) Contracts of the Company relating to the Processing of Personal Data or other data material to the Company and its Subsidiaries, and (iv) industry standards that are applicable to the industry in which the Company operates and legally binding on the Company or its Subsidiaries.

“Company Redevelopment Properties” means a Company Property on which the existing building or other improvements are undergoing renovation and redevelopment that will either (i) disrupt the occupancy of at least ten percent (10%) of the square footage of such Company Property or (ii) temporarily reduce the net operating income attributable to such Company Property by more than ten percent (10%) as compared to the immediately preceding comparable prior period. A Company Property shall cease to be a Company Redevelopment Property upon the earliest to occur of (x) all improvements (other than tenant improvements on unoccupied space) related to the redevelopment of such Company Property having been substantially completed, (y) once such Company Property has achieved a minimum occupancy rate of ninety percent (90%) and (z) twelve (12) months following the commencement of such renovation and redevelopment.

“Company Restricted Share Award” means an award of restricted shares of Company Common Stock that vest on the basis of time.

“Company Secured Debt” means any mortgage, deed of trust, trust indenture or similar instrument encumbering any Company Property entered into in the ordinary course of business and securing indebtedness of the Company or any Company Subsidiary.

“Company Stockholder Approval” means the affirmative vote of the holders of a majority of the outstanding shares of Company Common Stock entitled to vote at the Company Stockholder Meeting to approve the Merger.

“Company Stockholder Meeting” means the duly called and held meeting of the stockholders of the Company for the purpose of seeking the Company Stockholder Approval, including any postponement or adjournment thereof.

“Company Termination Fee” means $1,070,109,486.

“Confidentiality Agreement” means the Confidentiality Agreement, dated as of March 20, 2026, between Parent and the Company.

“Contract” means any agreement, contract, subcontract, lease, binding understanding, obligation, promise, instrument, indenture, mortgage, note, option, warranty, purchase order, order form, license, sublicense, commitment or letter of intent, term sheet, indication of interest or similar document or undertaking of any nature, which, in each case, is legally binding upon a party or on any of its Affiliates, in each case excluding any Benefit Plan.

“Effect” means any change, effect, development, circumstance, condition, event or occurrence.

“Environment” means any air (whether ambient, outdoor or indoor), surface water, drinking water, groundwater, land surface, wetland, subsurface strata, soil, sediment, plant or animal life and any other natural resources.

“Environmental Law” means any and all applicable Laws, and all judicial and administrative orders and determinations, concerning pollution or protection of the Environment or human health and worker safety (as each relates to exposure to Hazardous Substances), or the generation, handling, transportation, treatment, storage, distribution, labeling, Release, threatened Release, control or cleanup of any Hazardous Substances.

“Environmental Permits” means any and all authorizations, licenses, permits, certificates, approvals and clearances of any Governmental Entity issued or required to be issued under any Environmental Law.

“ERISA” means the Employee Retirement Income Security Act of 1974, as amended, and the regulations promulgated and rulings issued thereunder.

“Exchange Ratio” means 2.793.

“Expenses” means all reasonable out-of-pocket expenses (including all fees and expenses of counsel, accountants, investment bankers, experts and consultants to a Party and its Affiliates) incurred by a Party or on its behalf in connection with or related to the authorization, preparation, negotiation, execution and performance of this Agreement, the preparation, printing, filing and mailing of the Joint Proxy Statement, the solicitation of shareholders and shareholder approvals, shareholder litigation, any filings with the SEC and all other matters related to the Closing.

“Financing Sources” means the agents, arrangers, lenders and other entities that have committed to provide or arrange any Pre-Merger Financing Transaction, the Bridge Facility or other financings in connection with the Transactions, including the parties to any joinder agreements, indentures or credit agreements entered pursuant thereto or relating thereto, together with their respective Affiliates, and the respective officers, directors, trustees, employees, partners, trustees, shareholders, controlling Persons, agents and representatives of the foregoing, and their respective successors and assigns.

“Hazardous Substances” means petroleum and petroleum products, polychlorinated biphenyls, asbestos or asbestos-containing materials, radioactive materials, per- and polyfluoroalkyl substances, toxic mold or any hazardous substance as defined in the Comprehensive Environmental Response, Compensation and Liability Act, 42 U.S.C. §§ 9601 et seq. (as amended), or any waste, material or substance that is regulated, defined or designated as dangerous, hazardous, radioactive, explosive, toxic or a pollutant or contaminant under or pursuant to any Environmental Law or that could otherwise give rise to Liability under any Environmental Law.

“Indebtedness” means, with respect to any Person, without duplication, all obligations or undertakings by such Person:

(i) for borrowed money;

(ii) evidenced by bonds, debentures, notes or similar instruments;

(iii) in the form of net cash payment obligations of such Person under swaps, options, derivatives and other hedging Contracts or arrangements that will be payable upon termination thereof (assuming termination on the date of determination);

(iv) under finance leases required to be capitalized in accordance with GAAP;

(v) in the form of reimbursement obligations of such Person under letters of credit or similar credit, performance, or surety transactions, in each case, to the extent drawn;

(vi) owing to the deferred purchase price of any assets or property, earnout, holdback or similar payments (other than trade payables incurred in the ordinary course of business);

(vii) of the type referred to in the foregoing clauses (i) through (vi) of another Person secured by any Lien on any property or asset of such first Person; and

(viii) for guarantees of another Person in respect of any items set forth in clauses (i) through (vi);

it being understood that the amount of any of the foregoing Indebtedness described in clauses (i) through (viii) shall include any and all accrued interest, prepayment, breakage, and make-whole fees, expenses, premiums or penalties, related thereto, and any other fees and expenses required to be paid by such Person upon repayment thereof, in each case, including as a result of or in connection with the Closing; provided, however, Company Structured Investment Programs shall not be considered Indebtedness hereunder.

“Intellectual Property Rights” means all intellectual property rights anywhere in the world, including in or with respect to any of the following: (i) inventions (whether or not patentable), patents and patent applications and any other governmental grant for the protection of inventions or industrial designs, (ii) trademarks, service marks, trade dress, logos, brand names, trade names, corporate names, and similar indicia of origin, whether registered or unregistered, together with any registrations and applications for registration thereof, (iii) copyrights, whether registered or unregistered, and any registrations and applications for registration thereof, works of authorship and Software, (iv) trade secrets and confidential information, including know-how, concepts, methods, processes, designs, schematics, drawings, formulae, technical data, specifications, research and development information, technology, and business plans, in each case, which derive independent economic value from not being known or readily ascertainable (“Trade Secrets”), (v) rights in databases and data collections (including knowledge databases, customer lists and customer databases), and (vi) domain name registrations.

“Intervening Event” means, with respect to the Company or Parent, any material event, change, effect, development or occurrence that was not known to the Company Board or the Parent Board, respectively as of the date of this Agreement (or, if known, the consequences of which were not known to the Company Board or Parent Board, respectively, as of the date of this Agreement) and materially affects the business, assets or operations of the Company and the Company Subsidiaries, taken as a whole, or of Parent and the Parent Subsidiaries, taken as a whole, respectively (other than any material event, change, effect, development or occurrence resulting from a breach of this Agreement by the Company or Parent, respectively); provided, however, that in no event will any of the following constitute or be taken into account in determining whether an “Intervening Event” has occurred: (a) the receipt, terms or existence of any Competing Proposal with respect to Company or Parent, respectively, or any matter arising therefrom or relating thereto, (b) changes in the market price, credit rating, equity rating, or trading volume of the capital stock or debt securities of the Company or Parent, respectively (it being understood that the facts or occurrences giving rise or contributing to such changes that are not otherwise excluded from the definition of “Intervening Event” may be taken into account), (c) the Company or Parent, respectively, or any of its Subsidiaries meeting, exceeding or failing to meet internal or publicly announced financial projections, estimates, forecasts, predictions, or any predictions or expectations of any securities analysts of the Company or Parent (it being understood that the facts or occurrences giving rise or contributing thereto that are not otherwise excluded from the definition of “Intervening Event” may be taken into account), (d) the public announcement, execution, delivery or performance of this Agreement, the identity of Parent or the Company, as applicable, or the public announcement, pendency or consummation of the Transactions, (e) changes in GAAP, other applicable accounting rules or applicable Law (including the accounting rules and regulations of the SEC) or, in any such case, changes in the interpretation thereof after the date hereof, or (f) any changes in general economic or political conditions, or in the financial, credit or securities markets in general (including changes in interest rates, exchange rates, stock, bond and/or debt prices).

“Investment Company Act” means the Investment Company Act of 1940, as amended.

“IRS” means the U.S. Internal Revenue Service.

“Knowledge” means: (i) with respect to the Company, the actual knowledge of the persons set forth in Section 1.1(a) of the Company Disclosure Letter, and (ii) with respect to Parent or Merger Sub, the actual knowledge of the persons set forth in Section 1.1(a) of the Parent Disclosure Letter.

“Law” means any foreign or U.S. federal, state or local law (including common law), treaty, statute, code, order, ordinance, permit, rule, regulation, binding guidance document or other requirement issued, enacted, adopted, promulgated, implemented or otherwise put into effect by or under the authority of any Governmental Entity.

“Liability” means, with respect to any Person, any liability or obligation of that Person of any kind, character or description, whether known or unknown, absolute or contingent, accrued or unaccrued, asserted or unasserted, disputed or undisputed, liquidated or unliquidated, secured or unsecured, joint or several, due or to become due, vested or unvested, executory, determined, determinable or otherwise, and whether or not the same is required to be accrued on the financial statements of that Person in accordance with GAAP.

“Lien” means any lien, pledge, hypothecation, mortgage, security interest, encumbrance, claim, infringement, interference, option, right of first refusal, preemptive right, community property interest or restriction of any nature (including any restriction on the voting of any security, any restriction on the transfer of any security or other asset, or any restriction on the possession, exercise or transfer of any other attribute of ownership of any asset); provided that “Liens” as defined hereunder do not include licenses, covenants not to sue or similar rights granted under or with respect to Intellectual Property Rights unless granted as a security interest or similar encumbrance.

“Multifamily Property Laws” means, collectively, the District of Columbia Tenant Opportunity to Purchase Act, the San Francisco Community Opportunity to Purchase Act, rights of first refusal laws in effect in Montgomery County, Maryland, Prince George’s County, Maryland and Howard County, Maryland, and similar laws and regulations in place in jurisdictions in which any of the properties of the Company, Parent or their respective Subsidiaries are located.

“Order” means any order, judgment, writ, stipulation, settlement, award, injunction, decree, consent decree, decision, ruling, subpoena, verdict, or arbitration award entered, issued, made or rendered by any arbitrator or Governmental Entity of competent jurisdiction.

“Outside Date” means May 20, 2027, as such date may be extended pursuant to Section 11.11(d).

“Owned Company IP” means all Intellectual Property Rights that are owned by the Company or any of its Subsidiaries.

“Owned Parent IP” means all Intellectual Property Rights that are owned by Parent or any of its Subsidiaries.

“Owned Registered Company IP” means all Intellectual Property Rights that are the subject of any registrations or applications or filings for registration with any Governmental Entity that are owned by the Company or any of its Subsidiaries.

“Owned Registered Parent IP” means all Intellectual Property Rights that are the subject of any registrations or applications or filings for registration with any Governmental Entity that are owned by Parent or any of its Subsidiaries.

“Parent Articles” means the Declaration of Trust of Parent, as amended and restated.

“Parent Benefit Plan” means each material Benefit Plan (i) (x) under which any current or former trustee, officer, employee or consultant of Parent or any of its Subsidiaries has any right to benefits and (y) which is maintained, sponsored or contributed to by Parent or any of its Subsidiaries or to which Parent or any of its Subsidiaries makes or is required to make contributions with respect to such trustees, officers, employees or consultants or (ii) pursuant to which Parent or any of its Subsidiaries has any Liability.

“Parent Bylaws” means the Ninth Amended and Restated Bylaws of Parent.

“Parent Data Security Incident” means any actual or suspected (i) loss, damage, theft or other unauthorized Processing of Personal Data or other material data in the possession or control of Parent or any of its Subsidiaries, (ii) accidental, unauthorized or unlawful access, entry, use or interference with the Parent IT Assets, or (iii) other data security incident where notification of any Governmental Entity is required by Law.

“Parent Development Properties” means Parent Properties under construction, or in preconstruction phases of the development process, in each case, but not yet completed. Neither a Parent Redevelopment Property nor a Parent Property undergoing construction, renovation and/or redevelopment which would not exceed the necessary thresholds to constitute a Parent Redevelopment Property, shall constitute a Parent Development Property.

“Parent Equity Award” means a Parent Time-Vesting Restricted Share Award, Parent LTI Restricted Share Award, Parent Time-Vesting Restricted Unit Award, Parent LTI Restricted Unit Award or Parent Option.

“Parent Equity Plan” means the Equity Residential 2019 Share Incentive Plan, the Equity Residential Long-Term Incentive Plan or the Equity Residential 2011 Share Incentive Plan, as amended.

“Parent ESPP” means the 1996 Non-Qualified Employee Stock Purchase Plan.

“Parent Financial Advisors” means Morgan Stanley & Co. LLC, Centerview Partners LLC and BofA Securities, Inc.

“Parent Fundamental Representations” means the representations and warranties of Parent, Parent OP and Merger Sub set forth in Section 6.1(a) (Organization and Qualification; Subsidiaries) (solely with respect to the first, second, sixth and seventh sentences thereof), Section 6.1(c) (Organization and Qualification; Subsidiaries), Section 6.2(c) (Capitalization), Section 6.3 (Authorization; Validity of Agreement; Parent Action), Section 6.4 (Board Approval), Section 6.22 (Opinion of Financial Advisor), Section 6.25 (Brokers; Expenses), Section 6.26 (Takeover Statutes) and Section 6.27 (Required Vote).

“Parent Fundamental Representations – De Minimis” means the representations and warranties of Parent, Parent OP and Merger Sub set forth in Section 6.2(a), Section 6.2(b) and Section 6.2(f) (Capitalization).

“Parent Governing Documents” means the Parent Bylaws and the Parent Articles.

“Parent IT Assets” means all technology devices, computers, Software, servers, networks, workstations, routers, hubs, circuits, switches, data communications lines and all other information technology assets and equipment, in each case, owned or controlled by Parent or its Subsidiaries.

“Parent LTI Restricted Share Award” means an award of restricted Parent Common Shares that is subject to both time-based and performance-based vesting conditions.

“Parent LTI Restricted Unit Award” means each award of Parent OP Restricted Units that is subject to both time-based and performance-based vesting conditions.

“Parent Material Adverse Effect” means any Effect (a) that, individually or in the aggregate, has had or would reasonably be expected to have a material adverse effect on the assets, properties, financial condition, business or results of operations of Parent and its Subsidiaries, taken as a whole; provided, however, that no Effects resulting or arising from the following shall be deemed to constitute a Parent Material Adverse Effect or shall be taken into account when determining whether a Parent Material Adverse Effect has occurred or would reasonably be expected to occur: (i) general economic conditions (or changes therein), including any changes affecting financial, credit or capital market conditions, changes in interest or exchange rates or the suspension of trading in securities (whether equity, debt, derivative or hybrid securities) generally on any securities exchange or over-the-counter market, (ii) conditions (or changes therein) in any industry or industries in which Parent and its Subsidiaries operate, (iii) political, geopolitical and/or regulatory conditions (or changes therein), including trade disputes or the imposition of trade restrictions, tariffs or similar Taxes, sanctions, the occurrence or the escalation or worsening of any acts of terrorism (including cyberterrorism and cyberterrorism data breaches), sabotage, war, civil disobedience or civil unrest, (iv) any change in GAAP or interpretation thereof by any Governmental Entity, (v) any change in applicable Law or interpretation thereof by any Governmental Entity, (vi) any actions taken expressly required by, or the failure to take any action expressly prohibited by, the terms of this Agreement or at the written request or with the written consent of the Company and any Effect directly attributable to the negotiation, execution or announcement of this Agreement and the Transactions (including the Merger), including any litigation arising therefrom (including any litigation arising from allegations of a breach of duty or violation of applicable Law), and any adverse change in customer, employee (including employee departures), supplier, financing source, lessee, licensor, licensee, sub-licensee, stockholder, joint venture partner or similar relationship resulting therefrom, including as a result of the identity of the Company (except that this clause (vi) shall not apply with respect to any representation or warranty of Parent or Merger Sub in this Agreement that is intended to address the consequences of the execution of this Agreement or the consummation of the Transactions), (vii) changes in the price or trading volume of the Parent Common Shares (it being understood that the facts or occurrences giving rise or contributing to such changes that are not otherwise excluded from the definition of a “Parent Material Adverse Effect” may be taken into account), (viii) any failure by Parent to meet any internal or published projections, estimates or expectations of Parent’s revenue, earnings or other financial performance or results of operations for any period (it being understood that the facts or occurrences giving rise or contributing to such failure that are not otherwise excluded from the definition of a “Parent Material Adverse Effect” may be taken into account), (ix) earthquakes, tornados, hurricanes, floods, mudslides, wild fires or other weather conditions or natural calamities, including any worsening of such conditions, (x) pandemics, epidemics, disease outbreak or other public health crisis or event, including any worsening of such conditions, and (xi) any reduction in the credit rating of Parent or its Subsidiaries (it being understood that the facts or occurrences giving rise or contributing to such reduction or any consequences resulting from such reduction that are not otherwise excluded from the definition of a “Parent Material Adverse Effect” may be taken into account); provided that any Effect described in clauses (i), (ii), (iii), (iv), (v), (ix) or (x) may be taken into account in determining whether there has been, or would reasonably be expected to be, a Parent Material Adverse Effect to the extent such Effect has a materially disproportionate adverse effect on Parent and its Subsidiaries, taken as a whole, relative to other similarly situated participants in the industries in which Parent and its Subsidiaries operate, and in the case of clauses (ix) or (x), in the geographic regions in the United States in which Parent and its Subsidiaries operate or own or lease properties (in which case only the incremental disproportionate adverse effect may be taken into account in determining whether there has been, or would reasonably be expected to be, a Parent Material Adverse Effect), or (b) that, individually or in the aggregate, will or would reasonably be expected to prevent or materially impair or delay the ability of Parent or Merger Sub to consummate the Merger prior to the Outside Date.

“Parent OP Preference Unit” means a unit of partnership interest in Parent OP designated as a “Preference Unit” in the Parent Partnership Agreement.

“Parent OP Restricted Unit” means a limited partnership interest in Parent OP designated as a “Restricted Unit” in the Parent Partnership Agreement.

“Parent OP Series K Preference Units” means the series of Parent OP Preference Units designated as 8.29% Series K Cumulative Redeemable Preference Units.

“Parent OP Series Q Preference Units” means the series of Parent OP Preference Units designated as 3.00% Series Q Cumulative Redeemable Preference Units.

“Parent OP Unit” means a unit of partnership interest in Parent OP designated as an “OP Unit” in the Parent Partnership Agreement.

“Parent Option” means each option to purchase a number of Parent Common Shares at a specific price per share.

“Parent Partnership Agreement” means the Seventh Amended and Restated ERP Operating Limited Partnership Agreement of Limited Partnership, dated as of January 1, 2020, as amended.

“Parent Privacy and Security Requirements” means (i) all Laws applicable to Parent or its Subsidiaries (or their Processing of Personal Data) governing the protection or Processing of Personal Data, data privacy or cybersecurity (including anti-spam Laws) in any relevant jurisdiction, (ii) any publicly facing statements or policies adopted by Parent or its Subsidiaries relating to its Processing of Personal Data, (iii) Contracts of Parent or its Subsidiaries relating to the Processing of Personal Data or other data material to Parent and its Subsidiaries, and (iv) industry standards that are applicable to the industry in which Parent operates and legally binding on Parent or its Subsidiaries.

“Parent Redevelopment Properties” means a Parent Property on which the existing building or other improvements are undergoing renovation and redevelopment that will either (i) disrupt the occupancy of at least ten percent (10%) of the square footage of such Parent Property or (ii) temporarily reduce the net operating income attributable to such Parent Property by more than ten percent (10%) as compared to the immediately preceding comparable prior period. A Parent Property shall cease to be a Parent Redevelopment Property upon the earliest to occur of (i) all improvements (other than tenant improvements on unoccupied space) related to the redevelopment of such Parent Property having been substantially completed, (ii) once such Parent Property has achieved a minimum occupancy rate of ninety percent (90%) and (iii) twelve (12) months following the commencement of such renovation and redevelopment.

“Parent Secured Debt” means any mortgage, deed of trust, trust indenture or similar instrument encumbering any Parent Property entered into in the ordinary course of business and securing indebtedness of Parent or any Parent Subsidiary, including any Indebtedness incurred pursuant to the Parent Secured Debt Documents (as defined in the Parent Disclosure Letter).

“Parent Series K Preferred Shares” means the Series K Cumulative Redeemable Preferred Shares of Beneficial Interest ($0.01 Par Value Per Share) (Liquidation Preference $50.00 Per Share), of Parent.

“Parent Shareholder Approval” means the affirmative vote of a majority of the votes cast by the holders of Parent Common Shares at the Parent Shareholder Meeting to approve the issuance of Parent Common Shares in connection with the Merger.

“Parent Shareholder Meeting” means the duly called and held meeting of the shareholders of Parent for the purpose of seeking the Parent Shareholder Approval, including any postponement or adjournment thereof.

“Parent Termination Fee” means $1,005,220,730.

“Parent Time-Vesting Restricted Share Award” means an award of restricted Parent Common Shares that is subject solely to time-based vesting conditions.

“Parent Time-Vesting Restricted Unit Award” means each award of Parent OP Restricted Units that is subject solely to time-based vesting conditions.

“PBGC” means the Pension Benefit Guaranty Corporation.

“Permitted Liens” means any:

(i) statutory or other Liens for Taxes or governmental assessments that are not yet delinquent or the amount or validity of which is being contested in good faith by appropriate proceedings and for which appropriate reserves have been established in accordance with GAAP,

(ii) Liens arising from pledges or deposits to secure obligations pursuant to workers’ compensation Laws, unemployment insurance, social security, retirement and similar Laws or to secure public or statutory obligations, in each case in the ordinary course of business,

(iii) Liens that are disclosed on the existing Company Title Insurance Policies or Parent Title Insurance Policies provided prior to the date hereof to the Company or Parent, as applicable, and, with respect to leasehold interests, Liens on the underlying fee or leasehold interest of the applicable ground lessor, lessor or sublessor,

(iv) any cashiers’, landlords’, workers’, mechanics’, carriers’, workmen’s, repairmen’s and materialmen’s Liens and other similar Liens imposed by Law and incurred in the ordinary course of business that are not yet subject to penalty or the validity of which is being contested in good faith by appropriate proceedings,

(v) with respect to real property, non-monetary Liens or other minor imperfections of title, which may include (A) zoning regulations, permits and licenses, (B) easements whether or not shown by the public records, overlaps, encroachments and any matters not of record which would be disclosed by an accurate survey or a personal inspection of the property, (C) any supplemental Taxes or assessments not shown by the public records and (D) title to any portion of the premises lying within the right of way or boundary of any public road or private road, in all cases to the extent such non-monetary Liens or minor imperfections of title do not materially impair the value of the applicable Company Property or Parent Property, as applicable, or the continued use and operation of the applicable Company Property or Parent Property, as applicable, in each case, as currently used and operated,

(vi) rights of parties in possession,

(vii) Liens relating to intercompany borrowings among a Person and its wholly owned Subsidiaries,

(viii) Liens to be released at or prior to Closing, and

(ix) Liens securing the Parent Secured Debt or the Company Secured Debt.

“Person” means a natural person, partnership, corporation, limited liability company, business trust, joint stock company, trust, unincorporated association, joint venture, Governmental Entity or other entity or organization.

“Personal Data” means any information that, alone or in combination with other reasonably available information, identifies, or could reasonably be used to identify, a natural person or device, together with any other information that is defined as “personal data,” “personally identifiable information,” “individually identifiable health information,” “protected health information” or “personal information” under any applicable Laws.

“Process,” “Processed,” or “Processing” means to access, collect, use, modify, aggregate, communicate, transfer, retrieve, disclose, store, delete, and/or otherwise manage, handle or process information.

“Reimbursement Obligations” means the sum of (a) all reasonable and documented losses, claims, damages, liabilities and expenses, and out-of-pocket third-party costs and expenses paid in cash by Parent or any of its respective Subsidiaries (collectively, “Financing Indemnified Persons”) in connection with the Bridge Facility, the Note Offers and Consent Solicitations and any Pre-Merger Financing Transaction (including all commitment fees and other fees, obligations and expenses arising pursuant to the terms of the Commitment Letter or any financing incurred in connection therewith); provided that the Reimbursement Obligations shall not include any losses, claims, damages, liabilities or expenses (i) to the extent they have resulted from the willful misconduct, bad faith or gross negligence of any Financing Indemnified Person (as determined by a court of competent jurisdiction in a final and non-appealable decision) or (ii) to the extent arising from a material breach of the obligations of such Financing Indemnified Person under this Agreement (as determined by a court of competent jurisdiction in a final non-appealable decision) and (b) all interest expense and fees paid in cash by Parent or any of its Subsidiaries on any of the financing described herein (whether pursuant to the Commitment Letter or any financing incurred in connection therewith, the Note Offers and Consent Solicitations or any Pre-Merger Financing Transaction) with respect to any period, or on any date, at or prior to the Closing or the termination of this Agreement.

“Release” means any spilling, leaking, pumping, pouring, emitting, emptying, discharging, injecting, escaping, leaching, dumping, disposing or migration into or through the Environment.

“Representatives” means, when used with respect to Parent, Parent OP, Merger Sub or the Company, the directors, trustees, officers, Financing Sources, employees, consultants, financial advisors, accountants, legal counsel, investment bankers, and other agents, advisors and representatives of Parent or the Company, as applicable, and their respective Subsidiaries.

“SEC” means the U.S. Securities and Exchange Commission.

“Software” means software, firmware, applications, programs, models (including artificial intelligence models and/or model weights), algorithms, operating systems, middleware, application programming interfaces (APIs), software development kits (SDKs) and any other computer software or code in any form (including source code and object code) or medium.

“Subsidiary” means, with respect to any Person, any corporation, limited liability company, partnership or other organization, whether incorporated or unincorporated, of which (i) at least a majority of the outstanding shares of capital stock of, or other equity interests, having by their terms ordinary voting power to elect a majority of the board of directors or trustees or others performing similar functions with respect to such corporation or other organization is directly or indirectly owned or controlled by such Person or by any one or more of its Subsidiaries, or by such Person and one or more of its Subsidiaries or (ii) with respect to a partnership, such Person or any other Subsidiary of such Person is a general partner of such partnership. For the purposes of this Agreement, (a) a wholly owned Subsidiary of Parent OP shall be deemed to be a wholly owned Subsidiary of Parent, (b) each of the Company Majority Joint Ventures is a Subsidiary of the Company, (c) each of the Persons set forth on Section 1.1(b)(i) of the Company Disclosure Letter shall be deemed to be Subsidiaries of the Company, (d) each of the Persons set forth on Section 1.1(b)(ii) of the Company Disclosure Letter and each of their Subsidiaries which are not controlled by the Company shall not be deemed to be Subsidiaries of the Company or Company Joint Ventures, (e) each of the Parent Majority Joint Ventures is a Subsidiary of Parent, (f) each of the Persons set forth on Section 1.1(b)(i) of the Parent Disclosure Letter shall be deemed to be Subsidiaries of Parent and (g) each of the Persons set forth on Section 1.1(b)(ii) of the Parent Disclosure Letter and each of their Subsidiaries which are not controlled by Parent shall not be deemed to be Subsidiaries of Parent or Parent Joint Ventures.

“Tax” or “Taxes” means any federal, state, local or foreign taxes, levies, duties, tariffs, imposts or other similar charges in the nature of a tax imposed by any Governmental Entity, including any income, franchise, windfall or other profits, gross receipts, premiums, property, imputed underpayment, sales, use, net worth, capital stock, payroll, employment, social security, workers’ compensation, unemployment compensation, excise, withholding, ad valorem, stamp, transfer, value-added, goods and services, gains, license, registration, documentation, severance, occupation, environmental, disability, real property, personal property, alternative or add-on minimum, estimated or other tax, together with any interest, penalties, additions to tax or additional amounts imposed with respect thereto, in each case, whether disputed or not.

“Tax Return” means any report, return, certificate, claim for refund, election, estimated tax filing, declaration or other document filed or required to be filed with any Taxing Authority with respect to Taxes, including any schedule or attachment thereto, and including any amendments thereof.

“Taxing Authority” means any Governmental Entity responsible for the imposition, administration, assessment or collection of any Tax.

“Willful Breach” means a material breach that is a consequence of an act or failure to act undertaken by the breaching party with actual knowledge that such party’s act or failure to act would result in or constitute a breach of this Agreement.

Section 1.2 Terms Defined Elsewhere. The following terms are defined elsewhere in this Agreement, as indicated below:

2026 Bonus	Section 8.4(c)
Adjusted Parent Option	Section 4.5(d)
Agreement	Preamble
Articles of Merger	Section 2.3
Asset Contribution	Recitals
Bonus Plan	Section 8.4(c)
Book-Entry Company Shares	Section 4.2(b)(i)
Cancelled Shares	Section 4.1(b)
Certificates	Section 4.2(b)(i)
Chosen Courts	Section 11.8(b)
Closing	Section 2.2
Closing Date	Section 2.2
Commitment Letter	Section 1.1
Company	Preamble
Company Adverse Recommendation Change	Section 7.4(c)
Company Board	Recitals
Company Board Recommendation	Recitals
Company Common Stock	Recitals
Company Condominium Property	Section 5.20(i)
Company Disclosure Letter	Article V
Company Equity Interests	Section 5.2(b)
Company Excess Stock	Section 5.2(a)
Company Financial Advisor Opinion	Section 5.22
Company Financial Statements	Section 5.6(b)
Company Ground Lease	Section 5.20(e)
Company Ground Leased Real Property	Section 5.20(e)
Company Joint Venture	Section 5.1(b)
Company Leased Real Property	Section 5.20(b)
Company Majority Joint Venture	Section 5.1(b)
Company Material Contract	Section 5.14(b)
Company Minority Joint Venture	Section 5.1(b)
Company Owned Real Property	Section 5.20(a)
Company Permits	Section 5.19(b)
Company Preferred Stock	Section 5.2(a)
Company Properties	Section 5.20(b)
Company PropTech Investment	Section 5.30
Company REIT Counsel	Section 9.2(e)
Company REIT Subsidiary	Section 5.13(d)
Company SEC Documents	Section 5.6(a)
Company Structured Investment Programs	Section 5.20(l)
Company Subsidiary	Section 5.1(b)
Company Subsidiary Partnership	Section 5.13(n)
Company Tax Counsel	Section 9.3(f)
Company Tax Protection Agreements	Section 5.13(n)
Company Title Insurance Policies	Section 5.20(j)
Company Title Insurance Policy	Section 5.20(j)
Company Transaction Litigation	Section 8.10
Competing Proposal	Section 7.4(k)

Consent Solicitations	Section 8.13(b)(i)
Continuing Employee	Section 8.4(a)
Contributed Assets	Recitals
Contribution Agreement	Section 2.1(a)
Contribution Effective Time	Section 2.1(a)
Covered Persons	Section 8.5(a)
Debt Offer Documents	Section 8.13(b)(iv)
Disregarded Entity	Section 7.3(f)
Effective Time	Section 2.3
Electronic Delivery	Section 11.5
Enforceability Exceptions	Section 5.3
Exchange Act	Section 5.5
Exchange Agent	Section 4.2(a)
Exchange Fund	Section 4.2(a)
Financing Indemnified Persons	Section 1.1
Form S-4	Section 5.5
Forward Sale Agreements	Section 5.2(b)
Fractional Share Consideration	Section 4.1(a)
Fractional Shares	Section 4.8(b)
GAAP	Section 5.6(b)
Governmental Entity	Section 5.5
Indemnification Agreements	Section 8.5(a)
Initial Year of Participation	Section 8.4(b)
Intended Tax Treatment	Section 2.7
Interim Period	Section 7.1(a)
Joint Proxy Statement	Section 5.5
Legal Proceeding	Section 5.10
LLC Act	Recitals
Malicious Code	Section 5.18(a)
Measurement Date	Section 5.2(a)
Merger	Recitals
Merger Consideration	Section 4.1(a)
Merger Sub	Preamble
MGCL	Recitals
New Plans	Section 8.4(a)
New Welfare Plans	Section 8.4(b)
Note Offers and Consent Solicitations	Section 8.13(b)(i)
NYSE	Section 3.1
Offers to Exchange	Section 8.13(b)(i)
Old Plans	Section 8.4(b)
Parent	Preamble
Parent Adverse Recommendation Change	Section 7.4(g)
Parent Board	Recitals
Parent Board Recommendation	Recitals
Parent Common Shares	Recitals
Parent Condominium Property	Section 6.20(i)

Parent Disclosure Letter	Article VI
Parent Equity Interests	Section 6.2(b)
Parent Financial Advisor Opinion	Section 6.22
Parent Financial Statements	Section 6.6(b)
Parent Ground Lease	Section 6.20(e)
Parent Ground Leased Real Property	Section 6.20(e)
Parent Joint Venture	Section 6.1(b)
Parent Leased Real Property	Section 6.20(b)
Parent Majority Joint Venture	Section 6.1(b)
Parent Material Contract	Section 6.14(b)
Parent Minority Joint Venture	Section 6.1(b)
Parent OP	Preamble
Parent Owned Real Property	Section 6.20(a)
Parent Permits	Section 6.19(b)
Parent Properties	Section 6.20(b)
Parent PropTech Investment	Section 6.30
Parent REIT Counsel	Section 9.3(e)
Parent REIT Subsidiary	Section 6.13(d)
Parent SEC Documents	Section 6.6(a)
Parent Subsidiary	Section 6.1(b)
Parent Subsidiary Partnership	Section 6.13(n)
Parent Tax Counsel	Section 9.2(f)
Parent Tax Protection Agreements	Section 6.13(n)
Parent Title Insurance Policies	Section 6.20(j)
Parent Title Insurance Policy	Section 6.20(j)
Parent Transaction Litigation	Section 8.10
Parties	Preamble
Party	Preamble
Pre-Merger Financing Transaction	Section 8.13(c)
PropTech	Section 5.30
Qualified REIT Subsidiary	Section 5.13(d)
Qualifying Income	Section 10.2(e)
REIT	Section 5.13(b)
REIT Distribution	Section 7.6(b)
Sarbanes-Oxley Act	Section 5.6(a)
SDAT	Section 2.3
Section 16	Section 8.8
Section 409A	Section 4.5(c)
Securities Act	Section 5.6(a)
Share Authorization Amendment	Section 3.2(e)
Share Authorization Amendment Approval	Section 6.3
Specified Date	Section 10.1(d)
Success-Based Fee	Section 7.3(i)
Superior Proposal	Section 7.4(l)
Surviving Entity	Section 2.1(b)
Takeover Statutes	Section 5.26

Taxable REIT Subsidiary	Section 5.13(d)
Trade Secrets	Section 1.1
Transaction Litigation	Section 8.10
Transactions	Recitals
Transfer Taxes	Section 7.3(d)

Section 1.3 Interpretation.

(a) Unless the express context otherwise requires:

(i) the words “hereof,” “herein,” and “hereunder” and words of similar import, when used in this Agreement, shall refer to this Agreement as a whole and not to any particular provision of this Agreement;

(ii) terms defined in the singular shall have a comparable meaning when used in the plural, and vice versa;

(iii) the terms “Dollars” and “$” mean United States Dollars;

(iv) references herein to a specific Section, Subsection, Recital, Schedule or Exhibit shall refer, respectively, to Sections, Subsections, Recitals, Schedules or Exhibits of this Agreement;

(v) the table of contents and headings set forth in this Agreement or any Schedule or Exhibit of this Agreement are for convenience of reference purposes only and shall not affect or be deemed to affect in any way the meaning or interpretation of this Agreement or such Schedule or Exhibit or any term or provision hereof or thereof;

(vi) wherever the word “include,” “includes” or “including” is used in this Agreement, it shall be deemed to be followed by the words “without limitation”;

(vii) references herein to any gender shall include each other gender;

(viii) references herein to any Contract (including this Agreement) mean such Contract as amended, supplemented or modified from time to time in accordance with the terms thereof; provided that, for purposes of Section 1.3(a)(xvii), Contracts relating to Indebtedness shall be considered to have been “made available” exclusive of immaterial amendments, supplements or modifications thereto;

(ix) with respect to the determination of any period of time, the word “from” means “from and including” and the words “to” and “until” each means “to but excluding”;

(x) references herein to any Law or any license mean such Law or license as amended, modified, codified, reenacted, supplemented or superseded in whole or in part, and in effect from time to time, except that, for purposes of any representations and warranties in this Agreement that are made as a specific date, references to any specific Law or license will be deemed to refer to such Law or license (and all rules, regulations and statutory instruments issued thereunder or pursuant thereto) as of such date;

(xi) references herein to any Law shall be deemed also to refer to all rules and regulations promulgated thereunder;

(xii) the word “extent” and the phrase “to the extent” when used in this Agreement shall mean the degree to which a subject or other things extends, and such word or phrase shall not merely mean “if”;

(xiii) the term “or” is not exclusive, and shall be interpreted as “and/or”;

(xiv) the phrases “the date of this Agreement,” “the date hereof,” “of even date herewith” and terms of similar import, shall be deemed to refer to the date set forth in the preamble to this Agreement;

(xv) all references in this Agreement to “days” refer to “calendar days” unless otherwise specified;

(xvi) any action required to be taken “within” a specified time period following the occurrence of an event shall be required to be taken no later than 8:00 p.m. New York time, on the last day of such time period, which shall be calculated starting with the day immediately following the date of the event; and

(xvii) any item shall be considered “made available” to Parent, Parent OP, Merger Sub or the Company, as applicable, to the extent such phrase appears in this Agreement, if such item has been provided in writing (including electronic mail) to such Party or directly to its legal counsel, posted by (A) in the case of Parent, Parent OP or Merger Sub, the Company or its Representatives in the electronic data room established by the Company on Intralinks titled “Project Canopy (Aspen VDR)” or, in the case of any documents filed with the SEC, filed by the Company with the SEC, in each case, prior to 10:00 p.m., New York time, on the Business Day prior to the date of this Agreement or (B) in the case of the Company, Parent, Parent OP or Merger Sub or their respective Representatives in the electronic data room established by Parent on Intralinks titled “Project Canopy VDR (Elm)” or, in the case of any documents filed with the SEC, filed by Parent with the SEC, in each case, prior to 10:00 p.m., New York time, on the Business Day prior to the date of this Agreement.

(b) If any ambiguity or question of intent or interpretation arises, this Agreement shall be construed as if drafted jointly by the Parties, and no presumption or burden of proof shall arise favoring or disfavoring any Party by virtue of the authorship of any provision.

ARTICLE II

THE TRANSACTIONS

Section 2.1 The Transactions.

(a) Asset Contribution. Upon the terms and subject to the satisfaction or waiver of the conditions set forth in this Agreement, on the Closing Date at such time as shall be agreed to by the Company and Parent and as set forth in the Contribution Agreement, but in any event prior to the Effective Time (the “Contribution Effective Time”), pursuant to a contribution agreement reasonably acceptable in form and substance to Parent and the Company (the “Contribution Agreement”), the Company shall contribute the Contributed Assets to Parent OP in exchange for a number of Parent OP Units that, in the aggregate have a value equal to the fair market value of the Contributed Assets, as mutually determined in good faith by Parent and the Company.

(b) Merger. Upon the terms and subject to the satisfaction or waiver of the conditions set forth in this Agreement, and in accordance with the LLC Act and MGCL, at the Effective Time, immediately following the Asset Contribution and subject to the completion of the Asset Contribution, the Company shall be merged with and into Merger Sub, whereupon the separate existence of the Company will cease, with Merger Sub surviving the Merger (Merger Sub, as the surviving entity in the Merger, sometimes being referred to herein as the “Surviving Entity”), such that following the Merger, the Surviving Entity will be a wholly owned subsidiary of Parent.

Section 2.2 Closing. The closing of the Transactions (the “Closing”) will take place by electronic exchange of documents and signatures on the third (3rd) Business Day after the satisfaction or waiver of the last of the conditions set forth in Article IX to be satisfied or waived (other than any such conditions that by their nature are to be satisfied at the Closing, but subject to the satisfaction or waiver of such conditions at the Closing), or at such other date or place as is agreed to in writing by the Company and Parent. The date on which the Closing actually takes place is referred to as the “Closing Date.”

Section 2.3 Effective Time. On the Closing Date, the Company, Parent, Parent OP and Merger Sub shall (a) file articles of merger with respect to the Merger (the “Articles of Merger”) with the State Department of Assessments and Taxation of Maryland (the “SDAT”) prepared and executed in accordance with the MGCL and the LLC Act and (b) make any other filings, recordings or publications required to be made by the Company or Merger Sub under the MGCL and the LLC Act in connection with the Merger. The Merger shall become effective upon the filing of the Articles of Merger with the SDAT or on such date and time as shall be agreed to by the Company and Parent and specified in the Articles of Merger, which shall be on the same date as the Contribution Effective Time but at a time that is after the Contribution Effective Time (such date and time being hereinafter referred to as the “Effective Time”). For the avoidance of doubt, the Parties shall cause the Asset Contribution and the Merger to occur on the Closing Date, with the Asset Contribution occurring immediately prior to the Merger.

Section 2.4 Effects of the Merger. The Merger shall have the effects set forth in the MGCL, the LLC Act, this Agreement and the Articles of Merger.

Section 2.5 Officers. From and after the Effective Time, the officers of Merger Sub immediately prior to the Effective Time shall be the officers of the Surviving Entity, until their respective successors are duly elected or appointed and qualified, or until their earlier death, resignation or removal in accordance with the governing documents of the Surviving Entity and applicable Law.

Section 2.6 Governing Documents. At the Effective Time, the certificate of formation of Merger Sub as in effect immediately prior to the Effective Time shall be the certificate of formation of the Surviving Entity and the limited liability company agreement of Merger Sub as in effect immediately prior to the Effective Time shall be the limited liability company agreement of the Surviving Entity, in each case until amended in accordance with applicable Law and as provided in such organizational document.

Section 2.7 Intended Tax Treatment. It is intended that, for U.S. federal income tax purposes, (a) the Asset Contribution shall qualify as a transaction described in Section 721(a) of the Code in its entirety and in which no gain or loss shall be recognized for U.S. federal income tax purposes, (b) the Merger shall qualify as a “reorganization” within the meaning of Section 368(a) of the Code, and (c) this Agreement be, and is hereby adopted as, a “plan of reorganization” for purposes of Sections 354, 361 and 368 of the Code and the Treasury Regulations promulgated thereunder (together, the “Intended Tax Treatment”).

Section 2.8 Surviving Entity Contribution. As soon as reasonably practicable after the Effective Time, Parent shall (a) cause the Surviving Entity to distribute or otherwise transfer to Parent the Parent OP Units issued in the Asset Contribution and (b) following the transfer described in clause (a) contribute all of the limited liability company interests of the Surviving Entity to Parent OP in exchange for a number of Parent OP Units equal to the difference between (i) the aggregate number of Parent Common Shares issued in the Merger and (ii) the number of Parent OP Units issued in the Asset Contribution.

Section 2.9 Alternative Structure. Notwithstanding anything to the contrary set forth in this Agreement, Parent and the Company may, upon mutual agreement, elect to effect an alternatively structured business combination involving the Company and Parent and certain Subsidiaries thereof in lieu of the Merger; provided that in no event shall the election of or the implementation of such an alternative structure adjust or change the relative and/or total consideration payable under this Agreement.

ARTICLE III

CERTAIN GOVERNANCE MATTERS

Section 3.1 Name. Prior to the Closing, Parent and the Company shall mutually agree on the name and logo of Parent, which will be changed and effective as of the Effective Time and which will reflect the strong legacy of each of the Company and Parent. From and after the Closing, shares of Parent will be listed on the New York Stock Exchange (the “NYSE”) or, if Parent and the Company shall so determine, the Nasdaq Stock Market, in each case under a ticker symbol to be mutually agreed between Parent and the Company.

Section 3.2 Additional Governance Matters.

(a) Headquarters. Following the Effective Time, Parent shall have dual headquarters in Chicago, Illinois and Arlington, Virginia.

(b) Chair and Chief Executive Officer of Parent. Effective as of the Effective Time, (i) Stephen E. Sterrett, the Lead Trustee of the Parent Board, shall be appointed to serve as the Chairman of the Parent Board and (ii) Benjamin W. Schall, the Chief Executive Officer of the Company, shall be appointed to serve as the Chief Executive Officer of Parent.

(c) Parent Board. Prior to the Effective Time, Parent shall take all requisite action so that, as of the Effective Time, the size of the Parent Board shall be fixed at a total of fourteen (14) trustees, consisting of:

(i) seven (7) trustees designated by Parent, in good faith consultation with the Company, prior to the Effective Time, including David J. Neithercut and Stephen E. Sterrett, each of which designees shall be a member of the Parent Board as of immediately prior to the Effective Time; and

(ii) seven (7) trustees designated by the Company, in good faith consultation with Parent, prior to the Effective Time, including Timothy J. Naughton and Benjamin W. Schall, each of which designees shall be a member of the Company Board as of immediately prior to the Effective Time.

(d) Board Committees. Effective as of the Effective Time, the standing committees of the Parent Board will be comprised initially of equal numbers of trustees who served on the Parent Board prior to the Effective Time and directors who served on the Company Board prior to the Effective Time, and the chairs of such standing committees will be divided equally between trustees who served on the Parent Board prior to the Effective Time and directors who served on the Company Board prior to the Effective Time, and Parent and the Company shall mutually agree upon the prospective members of the committees of the Parent Board, and the chairs of such committees, prior to the Effective Time; provided, however, that the composition of such committees shall be designated by the Parent Board in accordance with Parent’s organizational documents and corporate governance guidelines, and shall comply with the listing standards of the NYSE and the applicable rules of the SEC.

(e) Parent Articles. At the Effective Time, the Parent Articles shall be the Parent Articles as of immediately prior to the Effective Time; provided, however, that, subject to the receipt of the Share Authorization Amendment Approval, the Parent Articles as in effect immediately prior to the Effective Time, shall be amended as set forth in Exhibit B (the “Share Authorization Amendment”), and as so amended shall be the Parent Articles until thereafter amended in accordance with applicable law.

(f) Parent Bylaws. At the Effective Time, the Parent Bylaws shall be the Parent Bylaws as of immediately prior to the Effective Time.

ARTICLE IV

TREATMENT OF SECURITIES

Section 4.1 Treatment of Shares. At the Effective Time, by virtue of the Merger and without any action on the part of the holders of any securities of the Company or of Merger Sub:

(a) Treatment of Company Common Stock. Each share of Company Common Stock issued and outstanding immediately prior to the Effective Time, other than Cancelled Shares, shall be converted into the right to receive a number of validly issued, fully paid and nonassessable Parent Common Shares equal to the Exchange Ratio plus any Fractional Share Consideration (collectively, the “Merger Consideration”). From and after the Effective Time, all shares of Company Common Stock that have been converted into the right to receive the Merger Consideration shall no longer be outstanding and shall automatically be cancelled, retired and shall cease to exist, and each holder of a share of Company Common Stock shall cease to have any rights with respect thereto, except the right to receive the Merger Consideration therefor upon the surrender of such shares of Company Common Stock in accordance with Section 4.2, including the right to receive, pursuant to Section 4.8, cash in lieu of fractional Parent Common Shares, if any, into which such shares of Company Common Stock would have been converted pursuant to this Section 4.1(a) (the “Fractional Share Consideration”), and any dividends or other distributions with a record date prior to the Effective Time which may have been declared by the Company and which remain unpaid at the Effective Time together with the amounts, if any, payable pursuant to Section 4.2(f).

(b) Cancellation of Treasury Shares, Company-Owned Shares and Parent-Owned Shares. Each share of Company Common Stock held in treasury or held or owned by the Company, Parent or Merger Sub immediately prior to the Effective Time (collectively, the “Cancelled Shares”) shall be cancelled and retired and shall cease to exist, and no consideration shall be delivered in exchange therefor.

(c) Treatment of Merger Sub Securities. All equity securities of Merger Sub issued and outstanding immediately prior to the Effective Time shall remain as equity securities of the Surviving Entity.

(d) Treatment of Parent Common Shares. Each Parent Common Share issued and outstanding immediately prior to the Effective Time shall remain outstanding as a share of Parent.

(e) Adjustment to Merger Consideration. Without limiting the provisions of this Agreement and subject to Section 7.1(b) and Section 7.2(b), the Merger Consideration (including the Exchange Ratio) shall be adjusted appropriately to reflect the effect of any stock split, reverse stock split, stock dividend (including any dividend or other distribution of securities convertible into shares of Company Common Stock or Parent Common Shares that is not in connection with any REIT Distribution), reorganization, recapitalization, reclassification, combination, exchange of shares or other like change with respect to the Company Common Stock or Parent Common Shares effectuated after the date hereof and prior to the Effective Time, so as to provide the holders of shares of Company Common Stock with the same economic effect as contemplated by this Agreement prior to such event and as so adjusted shall, from and after the date of such event, be the Merger Consideration. Nothing in this Section 4.1(e) shall be construed to permit the Parties to take any action except to the extent consistent with, and not otherwise prohibited by, the terms of this Agreement.

Section 4.2 Payment for Securities; Surrender of Certificates.

(a) Exchange Fund. Not less than five (5) Business Days prior to the Effective Time, Parent shall designate a bank or trust company, which shall be Parent’s transfer agent or another bank or trust company to be mutually agreed upon between Parent and the Company, to act as the exchange agent and paying agent in connection with the Merger (the “Exchange Agent”) and to receive the Merger Consideration and to make payments in respect of any dividends or other distributions with respect to Parent Common Shares pursuant to Section 4.2(f). At or prior to the Effective Time, Parent shall, for the sole benefit of the holders of the shares of Company Common Stock, provide to the Exchange Agent evidence of Parent Common Shares in book-entry form issuable pursuant to Section 4.1(a) and deposit with the Exchange Agent cash in immediately available funds in an amount sufficient to pay the aggregate Fractional Share Consideration (the “Exchange Fund”). In the event the Exchange Fund shall be insufficient to make the payments to the Company’s stockholders as contemplated by Section 4.1, Parent shall take all actions necessary to promptly deposit additional Parent Common Shares or funds, as applicable, with the Exchange Agent in an amount which is equal to the deficiency in the amount required to make such payment. Parent shall cause the Exchange Agent to make, and the Exchange Agent shall make, delivery of the Merger Consideration out of the Exchange Fund in accordance with this Agreement. The Exchange Fund shall not be used for any purpose that is not expressly provided for in this Agreement. The cash portion of the Exchange Fund shall be invested by the Exchange Agent as reasonably directed by Parent; provided, however, that any investment of such cash shall in all events be limited to direct short-term obligations of, or short-term obligations fully guaranteed as to principal and interest by, the U.S. government, in commercial paper rated P-1 or A-1 or better by Moody’s Investors Service, Inc. or Standard & Poor’s Corporation, respectively, or in certificates of deposit, bank repurchase agreements or banker’s acceptances of commercial banks with capital exceeding Ten Billion Dollars ($10,000,000,000) (based on the most recent financial statements of such bank that are then publicly available), in each case, that meets the requirements of “cash or cash items” under Section 856(c)(4) of the Code, and that no such investment or loss thereon shall affect the amounts payable to holders of Certificates or Book-Entry Company Shares pursuant to this Article IV, and following any losses from any such investment, Parent shall reasonably promptly deposit (or cause to be deposited) additional cash in immediately available funds to the Exchange Agent for the benefit of the holders of Certificates or Book-Entry Company Shares at the Effective Time in the amount of such losses, which additional cash will be deemed to be part of the Exchange Fund. Any interest and other income resulting from such investments shall be paid to the Surviving Entity on the earlier of (i) nine (9) months after the Effective Time or (ii) the full payment of the Exchange Fund.

(b) Procedures for Surrender.

(i) Promptly following the Effective Time, Parent shall, and shall cause the Surviving Entity to, cause the Exchange Agent to mail (and make available for collection by hand) to each holder of record of a certificate or certificates which immediately prior to the Effective Time represented outstanding shares of Company Common Stock (the “Certificates”) or non-certificated shares of Company Common Stock represented by book-entry (“Book-Entry Company Shares”) and whose shares of Company Common Stock were converted pursuant to Section 4.1 into the right to receive the Merger Consideration (A) a letter of transmittal in customary form, which shall specify that delivery shall be effected, and risk of loss and title to the Certificates shall pass, only upon delivery of the Certificates (or affidavits of loss in lieu thereof) to the Exchange Agent or, in the case of Book-Entry Company Shares, upon adherence to the procedures set forth in the letter of transmittal and (B) instructions for effecting the surrender of the Certificates (or affidavits of loss in lieu thereof) or Book-Entry Company Shares in exchange for payment of the Merger Consideration, including any amount payable in respect of the Fractional Share Consideration in accordance with Section 4.8, and any dividends or other distributions on Parent Common Shares in accordance with Section 4.2(f). Such instructions shall provide that (1) at the election of the surrendering holder, Certificates may be surrendered by hand delivery or otherwise, (2) the Merger Consideration in exchange for Certificates and Book-Entry Company Shares shall be delivered in uncertificated book-entry form to the surrendering holder and (3) the Fractional Share Consideration and any dividends or other distributions under Section 4.2(f), if any, payable in exchange for Certificates and Book-Entry Company Shares will be payable by wire transfer to the surrendering holder.

(ii) Upon surrender of a Certificate (or an affidavit of loss in lieu thereof) or Book-Entry Company Share for cancellation to the Exchange Agent, together with a duly completed and validly executed letter of transmittal in accordance with the instructions thereto, and such other documents as may be reasonably required by the Exchange Agent, the holder of such Certificate or Book-Entry Company Share shall be entitled to receive in exchange therefor the Merger Consideration for each share of Company Common Stock formerly represented by such Certificate or Book-Entry Company Share pursuant to the provisions of this Article IV and, if applicable, the Fractional Share Consideration that such holder has the right to receive pursuant to Section 4.8, and any amounts that such holder has the right to receive in respect of dividends or other distributions on Parent Common Shares in accordance with Section 4.2(f) less any required withholding of Taxes, plus any dividends or other distributions with a record date prior to the Effective Time which may have been authorized by the Company and which remain unpaid at the Effective Time. Any Certificates (or affidavit of loss in lieu thereof) or Book-Entry Company Shares so surrendered shall be forthwith cancelled.

(iii) If payment of the Merger Consideration is to be made to a Person other than the Person in whose name the surrendered Certificate is registered, it shall be a condition precedent of payment that (A) the Certificate so surrendered shall be properly endorsed or shall be otherwise in proper form for transfer and (B) the Person requesting such payment shall have paid any transfer and other similar Taxes required by reason of the payment of the Merger Consideration to a Person other than the registered holder of the Certificate surrendered or shall have established to the reasonable satisfaction of Parent that such Taxes either have been paid or are not required to be paid. Payment of the applicable Merger Consideration with respect to Book-Entry Company Shares shall only be made to the Person in whose name such Book-Entry Company Shares are registered.

(iv) Until surrendered as contemplated by this Section 4.2, each Certificate and Book-Entry Company Share shall be deemed at any time from and after the Effective Time to represent only the right to receive the applicable Merger Consideration as contemplated by this Article IV, including any amount payable in respect of the Fractional Share Consideration in accordance with Section 4.8, any dividends or other distributions on Parent Common Shares in accordance with Section 4.2(f) and any dividends or other distributions with a record date prior to the Effective Time which may have been authorized by the Company and which remain unpaid at the Effective Time.

(c) Transfer Books; No Further Ownership Rights in Company Common Stock. At the Effective Time, the stock transfer books of the Company shall be closed and thereafter there shall be no further registration of transfers of shares of Company Common Stock on the records of the Company. From and after the Effective Time, the holders of shares of Company Common Stock outstanding immediately prior to the Effective Time shall cease to have any rights with respect to such shares of Company Common Stock except as otherwise provided for herein or by applicable Law. If, after the Effective Time, Certificates or Book-Entry Company Shares are presented to the Surviving Entity for any reason, they shall be cancelled and exchanged as provided in this Agreement.

(d) Termination of Exchange Fund; No Liability. At any time following nine (9) months after the Effective Time, the Surviving Entity shall be entitled to require the Exchange Agent to deliver to it any funds (including any interest received with respect thereto) remaining in the Exchange Fund that have not been disbursed, or for which disbursement is pending subject only to the Exchange Agent’s routine administrative procedures, to holders of Certificates or Book-Entry Company Shares, and thereafter such holders shall be entitled to look only to the Surviving Entity and Parent (subject to abandoned property, escheat or other similar Laws) as general creditors thereof with respect to the applicable Merger Consideration, including any amount payable in respect of the Fractional Share Consideration in accordance with Section 4.8, any dividends or other distributions on Parent Common Shares in accordance with Section 4.2(f) and any dividends or other distributions with a record date prior to the Effective Time which may have been authorized by the Company and which remain unpaid at the Effective Time, payable upon due surrender of their Certificates or Book-Entry Company Shares and compliance with the procedures in Section 4.2(b). Notwithstanding the foregoing, none of the Surviving Entity, Parent or the Exchange Agent shall be liable to any holder of a Certificate or Book-Entry Company Share for any Merger Consideration or other amounts properly delivered to a public official pursuant to any applicable abandoned property, escheat or similar Law.

(e) Lost, Stolen or Destroyed Certificates. In the event that any Certificates shall have been lost, stolen or destroyed, the Exchange Agent shall issue in exchange for such lost, stolen or destroyed Certificates, upon the making of an affidavit of that fact by the holder thereof and, if reasonably required by the Surviving Entity, the posting by such holder of a bond in such reasonable and customary amount as the Surviving Entity may direct, as indemnity against any claim that may be made against it with respect to such Certificate, the applicable Merger Consideration payable in respect thereof pursuant to Section 4.1 hereof, including any amount payable in respect of the Fractional Share Consideration in accordance with Section 4.8, any dividends or other distributions on Parent Common Shares in accordance with Section 4.2(f) and any dividends or other distributions with a record date prior to the Effective Time which may have been authorized by the Company and which remain unpaid at the Effective Time.

(f) Dividends with Respect to Parent Common Shares. No dividends or other distributions with respect to Parent Common Shares with a record date after the Effective Time shall be paid to the holder of any unsurrendered Certificate or Book-Entry Company Share with respect to the Parent Common Shares issuable hereunder, and all such dividends and other distributions paid with respect to such Parent Common Shares to which such holder is entitled pursuant to this Agreement shall be paid by Parent to the Exchange Agent and shall be included in the Exchange Fund, in each case until the surrender of such Certificate or Book-Entry Company Share (or affidavit of loss in lieu thereof) in accordance with this Agreement. Subject to applicable Laws, following surrender of any such Certificate or Book-Entry Company Share (or affidavit of loss in lieu thereof and if required by Section 4.2(e), posting of a bond), there shall be paid to the holder thereof, without interest, (i) the amount of dividends or other distributions with a record date after the Effective Time theretofore paid with respect to such Parent Common Shares to which such holder is entitled pursuant to this Agreement and (ii) at the appropriate payment date, the amount of dividends or other distributions with a record date after the Effective Time but prior to such surrender and with a payment date subsequent to such surrender payable with respect to such Parent Common Shares.

Section 4.3 No Appraisal Rights. No dissenters’ or appraisal rights, or other rights of objecting stockholders, shall be available with respect to the Merger or the other Transactions.

Section 4.4 Treatment of Parent Equity Awards.

(a) Parent Time-Vesting Restricted Share Awards, Parent Time-Vesting Restricted Unit Awards and Parent Options. Except as set forth in Section 4.4(a) of the Parent Disclosure Letter, as of the Effective Time, each Parent Time-Vesting Restricted Share Award, Parent Time-Vesting Restricted Unit Award, and Parent Option granted under a Parent Equity Plan outstanding immediately prior to the Effective Time shall remain outstanding and continue to be subject to the terms and conditions of the applicable Parent Equity Plan and individual award agreement in effect immediately prior to the Effective Time, including the applicable vesting schedule, retirement provisions and double-trigger vesting acceleration entitlements.

(b) Parent LTI Awards. As of the Effective Time, each Parent LTI Restricted Share Award and each Parent LTI Restricted Unit Award granted under a Parent Equity Plan outstanding immediately prior to the Effective Time shall be deemed earned, with the applicable performance-based vesting conditions deemed to be achieved based on the greater of target performance and the actual level of performance (as calculated as of the latest practicable date prior to the Effective Time and certified by the Compensation Committee of the Parent Board prior to the Effective Time) and any such earned Parent LTI Restricted Share Award and each Parent LTI Restricted Unit Award shall remain outstanding and continue to be subject to the terms and conditions of the applicable Parent Equity Plan and individual award agreement in effect immediately prior to the Effective Time, including the applicable time-based vesting schedule (but not, for the avoidance of doubt any performance-based vesting terms or conditions), retirement provisions and double-trigger vesting acceleration entitlements. All dividend equivalents owed with respect to such earned Parent LTI Restricted Share Awards and earned Parent LTI Restricted Unit Awards will be paid promptly in accordance with the applicable award terms.

Section 4.5 Treatment of Company Equity Awards.

(a) Company Restricted Share Awards. Except as set forth in Section 4.5(a) of the Company Disclosure Letter, as of the Effective Time, each Company Restricted Share Award granted under a Company Equity Plan outstanding immediately prior to the Effective Time, by virtue of the Merger and without action by the holder of the Company Restricted Share Award, shall be converted into a Parent Time-Vesting Restricted Share Award with respect to a number of Parent Common Shares, rounded to the nearest whole number of shares, equal to the product of (i) the number of shares of Company Common Stock subject to such Company Restricted Share Award immediately prior to the Effective Time multiplied by (ii) the Exchange Ratio, subject to and in accordance with the terms of the applicable Company Equity Plan and Company Restricted Share Award agreement in effect immediately prior to the Effective Time, including the applicable vesting schedule, retirement provisions, double-trigger vesting acceleration entitlements and payment of dividend entitlements.

(b) Company Performance Awards. As of the Effective Time, each Company Performance Award granted under a Company Equity Plan outstanding immediately prior to the Effective Time, by virtue of the Merger and without action by the holder of any Company Performance Award, shall be converted into a Parent Time-Vesting Restricted Share Award or Parent Time-Vesting Restricted Unit Award with respect to a number of Parent Common Shares, rounded to the nearest whole number of shares, equal to the product of (i) the number of shares of Company Common Stock subject to such Company Performance Award immediately prior to the Effective Time, determined by deeming any performance-based vesting criteria applicable to such Company Performance Award to be achieved based on the greater of target performance and the actual level of performance (as calculated as of the latest practicable date prior to the Effective Time and certified by the Compensation Committee of the Company Board prior to the Effective Time) multiplied by (ii) the Exchange Ratio, subject to and in accordance with the terms of the applicable Company Equity Plan and form of Company Restricted Share Award agreement in effect immediately prior to the Effective Time, including the applicable time-based vesting schedule (but not, for the avoidance of doubt any performance-based vesting terms or conditions) that was associated with that Company Performance Award but that shall have other terms as are associated with the form of Company Restricted Share Award including, retirement provisions and double-trigger vesting acceleration entitlements. Each holder of a Company Performance Award shall receive a payment in cash equal to cumulative dividends paid by the Company with respect to the shares of Company Common Stock deemed earned in accordance with this Section 4.5(b) from the date of grant of the Company Performance Award through the Effective Time.

(c) Company Deferred Unit Awards. As of the Effective Time, each Company Deferred Unit Award outstanding immediately prior to the Effective Time, by virtue of the Merger and without action by the holder of any Company Deferred Unit Award, shall be converted into a number of Parent Common Shares, rounded to the nearest whole number of shares, equal to the product of (i) the number of shares of Company Common Stock subject to such Company Deferred Unit Award immediately prior to the Effective Time (inclusive of any dividends paid on shares of Company Common Stock that have been reinvested and credited in the form of additional Company Deferred Unit Awards) multiplied by (ii) the Exchange Ratio, subject to and in accordance with the terms of the Company Directors’ Deferred Compensation Plan; provided, however, that to the extent that any Company Deferred Unit Award constitutes “nonqualified deferred compensation” within the meaning of Section 409A of the Code (“Section 409A”), the conversion and settlement of such award pursuant to this Section 4.5(c) shall be effected only in a manner that complies with, or is exempt from, Section 409A, and that such actions shall be made at the earliest time permitted under Section 409A upon a permissible payment event (including a “separation from service” within the meaning of Section 409A), and this Agreement shall be interpreted and administered in a manner intended to avoid the imposition of taxes, penalties or interest under Section 409A.

(d) Company Options. As of the Effective Time, each Company Option outstanding immediately prior to the Effective Time, by virtue of the Merger and without action by the holder of any Company Option, shall be converted into a Parent Option with respect to a number of Parent Common Shares equal to the product, rounded down to the nearest whole number of shares, of (i) the number of shares of Company Common Stock subject to such Company Option immediately prior to the Effective Time multiplied by (ii) the Exchange Ratio, and with an exercise price per share, rounded up to the nearest whole cent, equal to (A) the exercise price per share of Company Common Stock of such Company Option immediately prior to the Effective Time divided by (B) the Exchange Ratio (each, an “Adjusted Parent Option”). Each Adjusted Parent Option shall continue to be subject to the terms of the applicable Company Equity Plan and Company Option award agreement in effect immediately prior to the Effective Time, including the applicable vesting schedule, retirement provisions and double-trigger vesting acceleration entitlements. The exercise price and the number of Parent Common Shares subject to such Adjusted Parent Options shall be determined in a manner consistent with the requirements of Section 409A.

(e) Prior to the Effective Time, the Company shall take all corporate actions necessary to effectuate the treatment of the Company Equity Awards as contemplated by this Section 4.5. As of the Effective Time, Parent shall assume the obligations of the Company under each Company Equity Plan and Company Equity Award. Promptly after the Effective Time, Parent shall prepare and file with the SEC a registration statement on Form S-8 (or other appropriate form) registering such number of Parent Common Shares necessary to fulfill Parent’s obligations under this Section 4.5(e).

Section 4.6 Treatment of Company ESPP. Prior to the Effective Time, the Company Board or the appropriate committee thereof shall take, or cause to be taken, all reasonably necessary and appropriate action to provide that, subject to the consummation of the Merger, the Company ESPP shall terminate effective immediately prior to the Effective Time. As soon as practicable following the date of this Agreement, the Company Board or the appropriate committee thereof, shall adopt resolutions and shall take, or cause to be taken, all necessary and appropriate action to provide that, with respect to the Company ESPP, (a) participation following the date of this Agreement shall be limited to those employees who participate on the date of this Agreement, (b) participants may not increase their payroll deductions or purchase elections from those in effect on the date of this Agreement, (c) no offering period shall be commenced after the date of this Agreement and (d) each participant’s outstanding right to purchase shares of Company Common Stock under the Company ESPP shall automatically be exercised on the earlier of the last day of the offering period in effect on the date of this Agreement and the day immediately prior to the day on which the Effective Time occurs, and the resulting shares of Company Common Stock will be converted into the Parent Common Shares pursuant to the terms of this Agreement. Without limiting the foregoing, the Company may, in its discretion, suspend or terminate any current or future offering periods under the Company ESPP as it deems advisable prior to the Effective Time and to the extent permitted under the terms of the Company ESPP.

Section 4.7 Withholding. Each of Parent, Parent OP, Merger Sub, the Surviving Entity and the Exchange Agent, as the case may be, shall be entitled to deduct and withhold from any consideration otherwise payable pursuant to this Agreement such amounts that are required to be deducted and withheld with respect to the making of such payment under applicable Law. To the extent such amounts are so deducted and withheld and remitted to the appropriate Governmental Entity, such amounts shall be treated for all purposes of this Agreement as having been paid to the Person in respect of which such deduction and withholding was made.

Section 4.8 Fractional Shares.

(a) No certificate or scrip representing fractional shares of Parent Common Shares shall be issued upon the surrender for exchange of Certificates or Book-Entry Company Shares, and such fractional share interests shall not entitle the owner thereof to vote or to any other rights of a shareholder of Parent. Notwithstanding any other provision of this Agreement, each holder of shares of Company Common Stock converted pursuant to the Merger who would otherwise have been entitled to receive a fraction of a Parent Common Share (after aggregating all Certificates and Book-Entry Company Shares delivered by such holder) shall receive, in lieu thereof and only on surrender thereof, cash (without interest), by wire transfer of immediately available funds, in an amount representing such holder’s proportionate interest in the net proceeds from the sale by the Exchange Agent of all such Parent Common Shares that would otherwise be issued to such holders. The Parties acknowledge that payment of the cash for the Fractional Share Consideration was not separately bargained-for consideration but merely represents a mechanical rounding off for purposes of avoiding the expense and inconvenience that would otherwise be caused by the issuance of Fractional Shares.

(b) As promptly as practicable following the Effective Time, Parent shall cause the Exchange Agent to aggregate all fractional Parent Common Shares that would otherwise have been distributed pursuant to the Merger, rounded to the nearest whole share (the “Fractional Shares”), and deliver such Fractional Shares to its designated broker for sale on the open market at the then prevailing market price of Parent Common Shares, which sale or sales shall be completed as promptly as practicable following the Effective Time. Parent shall cause the Exchange Agent to, upon receipt of the proceeds of such sale or sales of Fractional Shares from its designated broker, distribute the proceeds of such sale or sales of Fractional Shares to the holders thereof in accordance with Section 4.8(a).

ARTICLE V

REPRESENTATIONS AND WARRANTIES OF THE COMPANY

Except as otherwise disclosed in (a) the Company SEC Documents publicly filed with or furnished on or after January 1, 2024 until two (2) Business Days prior to the date of this Agreement (excluding any disclosures in “risk factors” or otherwise relating to forward-looking statements to the extent that they are cautionary, predictive or forward-looking in nature (in each case, other than any description of historical facts or events included therein)), and provided that nothing set forth or disclosed in any such Company SEC Documents will be deemed to modify or qualify the representations and warranties set forth in Section 5.1 (Organization and Qualification; Subsidiaries), Section 5.2 (Capitalization), Section 5.22 (Opinion of Financial Advisor), Section 5.25 (Brokers; Expenses), Section 5.26 (Takeover Statutes) and Section 5.27 (Required Vote), or (b) the confidential disclosure letter delivered by the Company to Parent, Parent OP and Merger Sub concurrently with this Agreement (the “Company Disclosure Letter”), the Company represents and warrants to Parent, Parent OP and Merger Sub as follows:

Section 5.1 Organization and Qualification; Subsidiaries.

(a) The Company is a corporation duly incorporated, validly existing and in good standing under the Laws of the State of Maryland and has the requisite power and authority to own and conduct its business as now being conducted. Each Company Subsidiary is duly organized, validly existing and in good standing (with respect to jurisdictions which recognize such concept) under the Laws of its jurisdiction of organization and has the requisite power and authority to own and conduct its business as now being conducted, except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect. The Company and each Company Subsidiary is duly qualified or licensed to do business and is in good standing (with respect to jurisdictions which recognize such concept) in each jurisdiction in which the nature of its business or the ownership, leasing or operation of its properties makes such qualification or licensing necessary, except for those jurisdictions where the failure to be so qualified or licensed or to be in good standing would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect. The Company has delivered to or made available to Parent, prior to the execution of this Agreement, true and complete copies of the Company Governing Documents. Each of the Company Governing Documents is in full force and effect, and the Company is not in violation of any of the provisions of such documents in any material respect.

(b) Section 5.1(b)(i) of the Company Disclosure Letter sets forth, as of the date of this Agreement, a true and complete list of the Subsidiaries of the Company (each, a “Company Subsidiary”), other than any Company Joint Ventures, which are set forth in Section 5.1(b)(ii) of the Company Disclosure Letter, together with the jurisdiction of organization or incorporation, as the case may be, of each Company Subsidiary. Each Company Subsidiary is in compliance with the terms of its constituent organizational or governing documents, except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect. Section 5.1(b)(ii) of the Company Disclosure Letter sets forth, as of the date of this Agreement, a true, correct and complete list identifying (A) each Company Subsidiary in which a Person other than the Company or a wholly owned Subsidiary of the Company holds capital stock or other equity or voting securities or interest (other than securities held by any employee benefit plan of the Company or any of its Subsidiaries or any trustee, agent or other fiduciary in such capacity under any such employee benefit plan), or securities convertible or exchangeable into or exercisable for capital stock or other equity or voting securities or interest (each such Company Subsidiary, a “Company Majority Joint Venture”), and (B) any other Person which is not a Company Subsidiary, other than as set forth on Section 1.1(b)(ii) of the Company Disclosure Letter, in which the Company or any of its Subsidiaries holds capital stock or other equity or voting securities or interests (other than securities held by any employee benefit plan of the Company or any of its Subsidiaries or any trustee, agent or other fiduciary in such capacity under any such employee benefit plan), or securities convertible or exchangeable into or exercisable for capital stock or other equity or voting securities or interest (each such Person, a “Company Minority Joint Venture,” and together with any Company Majority Joint Venture, a “Company Joint Venture”), in each case, together with the name and jurisdiction of organization or formation of each such Subsidiary or Company Minority Joint Venture, as the case may be. Other than as set forth in Section 5.1(b)(i) and (ii) of the Company Disclosure Letter, none of the Company or the Company Subsidiaries, directly or indirectly, owns any equity interest or investment (whether equity or debt) in any Person (other than investments in short-term investment securities).

(c) To the extent applicable in the relevant jurisdiction and for the applicable entity type, each of the outstanding shares of capital stock or other securities of each of the Company’s Subsidiaries has been duly authorized and validly issued and is fully paid, nonassessable and is owned by the Company or by a direct or indirect Subsidiary of the Company, free and clear of any Liens (except for Permitted Liens and Liens arising under applicable securities Laws).

Section 5.2 Capitalization.

(a) The authorized capital stock of the Company consists of (i) 280,000,000 shares of Company Common Stock, (ii) 50,000,000 shares of preferred stock, par value $0.01 per share (“Company Preferred Stock”), of which (A) 308,800 shares have been designated as Series A Preferred Stock; (B) 425,000 shares have been designated as Series B Preferred Stock; (C) 2,300,000 shares have been designated as 8.50% Series C Cumulative Redeemable Preferred Stock; (D) 3,450,000 shares have been designated as 8.00% Series D Redeemable Preferred Stock; (E) 1,000,000 shares have been designated as Series E Junior Participating Cumulative Preferred Stock; (F) 4,455,000 shares have been designated as 9.00% Series F Cumulative Redeemable Preferred Stock; and (G) 4,300,000 shares have been designated as 8.96% Series G Cumulative Redeemable Preferred Stock, and (iii) 20,000,000 shares of excess stock, par value $0.01 per share (“Company Excess Stock”). At the close of business on May 18, 2026 (the “Measurement Date”), there were (A) 141,872,069 shares of Company Common Stock issued and outstanding, (B) no shares of Company Preferred Stock issued or outstanding, (C) no shares of Company Excess Stock issued or outstanding, (D) 189,620 shares of Company Common Stock underlying Company Restricted Share Awards, (E) 262,887 shares of Company Common Stock underlying outstanding Company Performance Awards, assuming achievement of applicable performance goals at the target level (or 525,774 shares of Company Common Stock assuming achievement of applicable performance goals at the maximum level), (F) 101,587 shares of Company Common Stock underlying outstanding Company Deferred Unit Awards, (G) 292,448 shares of Company Common Stock subject to Company Options, (H) 3,936,605 shares of Company Common Stock available for issuance under the Company Equity Plan, (I) 529,908 shares of Company Common Stock available for issuance under the Company ESPP, (J) 1,479,219 shares of Company Common Stock reserved for issuance under the Company DRIP, and (K) 1,059,995 shares of Company Common Stock reserved for issuance upon redemption of Company DownREIT Units.

(b) All of the outstanding shares of Company Common Stock have been duly authorized and validly issued and are fully paid, nonassessable and free of preemptive or similar rights. All of the issued and outstanding shares of Company Common Stock were issued in compliance with all applicable Laws concerning the issuance of securities. Except as set forth in the Company DownREIT Agreement, the agreements governing any outstanding forward sale, equity forward or similar arrangements (including those entered into in connection with the Company’s “at the market” equity offering program) set forth on Section 5.2(b) of the Company Disclosure Letter (such agreements, the “Forward Sale Agreements”), or in this Section 5.2 and except for changes since the Measurement Date resulting from the issuance of shares of Company Common Stock pursuant to the redemption and conversion features of the Company DownREIT Units, the Company ESPP and Company Equity Awards outstanding on the Measurement Date in accordance with their present terms or as expressly permitted by Section 7.1(b)(iii), there are no (x) options, warrants, calls, pre-emptive rights, subscriptions or other rights, agreements, arrangements or commitments of any kind, including any stockholder rights plan, relating to the issued or unissued capital shares of the Company, obligating the Company to issue, transfer or sell or cause to be issued, transferred or sold any shares of, or other equity interest in, the Company or securities convertible into or exchangeable for such shares or equity interests, or obligating the Company to grant, extend or enter into any such option, warrant, call, subscription or other similar right, agreement, arrangement or commitment (collectively, “Company Equity Interests”) or (y) outstanding obligations of the Company to repurchase, redeem or otherwise acquire any shares of Company Common Stock or any shares of, or other Company Equity Interests in, the Company, or to provide funds to make any investment (in the form of a loan, capital contribution or otherwise) in the Company.

(c) There are no voting trusts, proxies or other similar agreements to which the Company or any of its Subsidiaries is a party with respect to the voting of the shares of Company Common Stock or any shares of, or other equity interest, of the Company or any of its Subsidiaries. Neither the Company nor any of its Subsidiaries has granted any preemptive rights, anti-dilutive rights or rights of first refusal or similar rights with respect to any of its shares or other Company Equity Interests. There are no bonds, debentures or notes issued by the Company or any of its Subsidiaries that entitle the holder thereof to vote together with stockholders of the Company on any matters related to the Company.

(d) Except for the Company Dividend Equivalents, all dividends or other distributions on the shares of Company Common Stock and any material dividends or other distributions on any securities of any Company Subsidiary which have been authorized or declared prior to the date hereof have been paid in full (except to the extent such dividends have been publicly announced and/or are not yet due and payable).

(e) No shares of Company Common Stock are owned by any Company Subsidiary.

(f) Aqua GP, LLC, a wholly owned Subsidiary of the Company, is the sole general partner of the Company DownREIT. As of the close of business on the Measurement Date, 1,059,995 Company DownREIT Units were issued and outstanding, all of which were owned by the limited partners of the Company DownREIT. The general partner of the Company DownREIT holds a general partner interest in the Company DownREIT and does not hold any Company DownREIT Units. Except as set forth in the preceding sentences, as of the Measurement Date, there are no outstanding equity interests of the Company DownREIT. To the Company’s Knowledge, the Company DownREIT Units owned by the limited partners are subject only to the restrictions on transfer set forth in the Company DownREIT Agreement and those imposed by applicable securities laws. All of the outstanding Company DownREIT Units have been duly authorized and validly issued and are fully paid, nonassessable and free of preemptive or similar rights. All of the issued and outstanding Company DownREIT Units were issued in compliance with all applicable Laws concerning the issuance of securities.

Section 5.3 Authorization; Validity of Agreement; Company Action. The Company has all necessary power and authority to execute and deliver this Agreement, to perform its obligations hereunder and, subject to receipt of the Company Stockholder Approval, to consummate the Asset Contribution, the Merger and the other Transactions. The execution, delivery and performance by the Company of this Agreement, and the consummation by it of the Asset Contribution, the Merger and the other Transactions, have been duly and validly authorized by the Company Board and no other corporate action on the part of the Company pursuant to the MGCL or otherwise, is necessary to authorize the execution and delivery by the Company of this Agreement, and the consummation by it of the Transactions, subject, in the case of the Merger, to receipt of the Company Stockholder Approval and the filing of the Articles of Merger with, and acceptance for record by, the SDAT. This Agreement has been duly executed and delivered by the Company and, assuming due and valid authorization, execution and delivery hereof by Parent, Parent OP and Merger Sub, is a valid and binding obligation of the Company enforceable against the Company in accordance with its terms, except that the enforcement hereof may be limited by (a) bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium or other similar Laws, now or hereafter in effect, relating to creditors’ rights generally and (b) general principles of equity (regardless of whether enforceability is considered in a proceeding in equity or at Law) (collectively, (a) and (b), the “Enforceability Exceptions”).

Section 5.4 Board Approval. The Company Board, at a duly held meeting, has unanimously (a) determined and declared that this Agreement and the Transactions, including the Asset Contribution and the Merger, are fair to, advisable and in the best interests of the Company and its stockholders, (b) approved and deemed advisable the execution and delivery of this Agreement, the performance by the Company of its covenants and agreements contained herein and the consummation of the Transactions, including the Asset Contribution and the Merger, (c) directed that the approval of the Merger and the other Transactions be submitted for consideration at a meeting of the Company’s stockholders and (d) resolved to recommend that the Company’s stockholders vote in favor of the approval of the Merger and the other Transactions and to include such recommendation in the Joint Proxy Statement.

Section 5.5 Consents and Approvals; No Violations. None of the execution, delivery or performance of this Agreement by the Company, the consummation by the Company of the Asset Contribution, the Merger or any other Transaction or compliance by the Company with any of the provisions of this Agreement will (a) conflict with or result in any breach of any provision of the Company Governing Documents or the comparable organizational or governing documents of any Company Subsidiary, (b) require any filing by the Company or any Company Subsidiary with, or the obtaining of any permit, authorization, clearance, consent or approval of, any court, arbitral tribunal, administrative agency or commission or other governmental or other regulatory authority or agency, whether foreign, federal, tribal, state, local or supranational, or any self-regulatory or quasi-governmental authority (each, a “Governmental Entity”), except for (i) compliance with any applicable requirements of the Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder (the “Exchange Act”), (ii) any filings as may be required under the LLC Act and the MGCL in connection with the Merger, (iii) such filings with the SEC as may be required to be made by the Company in connection with this Agreement and the Merger, including (A) a joint proxy statement in preliminary and definitive form relating to the Company Stockholder Meeting and the Parent Shareholder Meeting (together with any amendments or supplements thereto, the “Joint Proxy Statement”) and (B) a registration statement on Form S-4 pursuant to which the offer and sale of Parent Common Shares in the Merger will be registered pursuant to the Securities Act and in which the Joint Proxy Statement will be included (together with any amendments or supplements thereto, the “Form S-4”), (iv) such filings as may be required under the rules and regulations of the NYSE in connection with this Agreement or the Merger, (v) such filings as may be required in connection with state and local transfer Taxes, (vi) such filings, notices or other submissions required to be made under any Multifamily Property Laws applicable to the properties of the Company or its Subsidiaries and (vii) any applicable foreign or state securities or “blue sky” Laws and the rules and regulations thereunder, (c) result in a modification, violation or breach of, or constitute (with or without notice or lapse of time or both) a default (or give rise to any right, including, but not limited to, any right of termination, amendment, cancellation or acceleration), or require the consent or authorization of any counterparty, under, any of the terms, conditions or provisions of any Company Material Contract, or (d) violate any Order or Law applicable to the Company, any Subsidiary of the Company, or any of their respective properties, assets or operations; except in each of clauses (b), (c) or (d) above where (x) any failure to obtain such permits, authorizations, consents or approvals, (y) any failure to make such filings or (z) any such modifications, violations, rights, impositions, breaches or defaults (I) has not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect or (II) would not prevent or materially impair the Company’s ability to consummate the Merger prior to the Outside Date.

Section 5.6 Company SEC Documents and Financial Statements.

(a) The Company has timely (including following any extensions of time for filing provided by Rule 12b-25 promulgated under the Exchange Act) filed with or furnished (as applicable) to the SEC all forms, reports, schedules, statements and other documents required by it to be filed or furnished (as applicable) since and including January 1, 2024 under the Exchange Act or the Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder (the “Securities Act”) (together with all certifications required pursuant to the Sarbanes-Oxley Act of 2002 (the “Sarbanes-Oxley Act”)) (such documents and any other documents filed by the Company with the SEC, as have been amended since the time of their filing, collectively, the “Company SEC Documents”). As of their respective filing dates and except to the extent corrected by a subsequent Company SEC Document, the Company SEC Documents (i) did not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements made therein, in light of the circumstances under which they were made, not misleading in any material respect and (ii) complied in all material respects with the applicable requirements of the Exchange Act or the Securities Act, as the case may be, the Sarbanes-Oxley Act and the applicable rules and regulations of the SEC thereunder. As of the date of this Agreement, no Company Subsidiary is separately subject to the periodic reporting requirements of the Exchange Act.

(b) All of the audited financial statements for and including the fiscal years ended December 31, 2023, 2024 and 2025, and unaudited interim financial statements for the fiscal quarter ended March 31, 2026, and any other interim period in the fiscal year to end December 31, 2026 included in the Company SEC Documents (including the related notes and schedules thereto) (collectively, the “Company Financial Statements”), (i) were prepared in accordance with generally accepted accounting principles in the United States (“GAAP”) applied on a consistent basis during the periods involved (except as may be indicated in the notes thereto or, in the case of interim financial statements, for normal and recurring year-end adjustments and as may be permitted by the SEC on Form 10-Q, Form 8-K or any successor or like form under the Exchange Act), and (ii) fairly presented (except as may be indicated in the notes thereto) in all material respects, the financial position and the results of operations, stockholders’ equity and cash flows of the Company and its consolidated Subsidiaries as of the times and for the periods then ended (subject, in the case of unaudited quarterly financial statements, to the absence of notes and normal year-end adjustments).

(c) To the Knowledge of the Company, none of the Company SEC Documents are as of the date of this Agreement the subject of ongoing SEC review and as of the date hereof, the Company has not received any comments from the SEC with respect to any of the Company SEC Documents which remain unresolved, nor has it received any inquiry or information request from the SEC as of the date of this Agreement as to any matters affecting the Company which has not been adequately addressed.

(d) Except for any Company Minority Joint Venture or any investment, arrangement or transaction involving any Company Minority Joint Venture and any co-investment, preferred equity, structured investment program or similar investment arrangement, or any development, redevelopment, or similar real estate development activity or interest, the Company is not a party to, nor has any commitment to become a party to, any joint venture, off-balance sheet partnership, preferred equity arrangement or similar Contract (including any Contract or arrangement relating to any transaction or relationship between or among the Company, on the one hand, and any unconsolidated affiliate, including any structured finance, special purpose or limited purpose entity or Person, on the other hand), or any “off-balance sheet arrangements” (as defined in Item 303(a) of Regulation S-K promulgated by the SEC), where the result, purpose or intended effect of such Contract is to avoid disclosure of any material transaction involving, or material liabilities of, the Company or any Company Subsidiary in the Company’s published financial statements or other Company SEC Documents.

Section 5.7 Internal Controls; Sarbanes-Oxley Act.

(a) The Company has designed and maintains a system of internal controls over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) of the Exchange Act) sufficient to provide reasonable assurances regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with GAAP. The Company (i) has designed and maintains disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) of the Exchange Act) to ensure that material information required to be disclosed by the Company in the reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms and is accumulated and communicated to the Company’s management as appropriate to allow timely decisions regarding required disclosure and (ii) to the Company’s Knowledge, based on its most recent evaluation prior to the date of this Agreement, has disclosed to the Company’s auditors and the audit committee of the Company Board (A) any significant deficiencies and material weaknesses in the design or operation of internal controls over financial reporting that are reasonably likely to adversely affect in any material respect the Company’s ability to record, process, summarize and report financial information and (B) any fraud, whether or not material, that involves management or other employees who have a significant role in the Company’s internal controls over financial reporting.

(b) Since December 31, 2024, neither the Company nor any of its Subsidiaries nor, to the Knowledge of the Company, any Representative of the Company or any of its Subsidiaries has received or otherwise obtained Knowledge of any written material complaint, allegation, assertion or claim, regarding the accounting or auditing practices, procedures, methodologies or methods of the Company or any of its Subsidiaries or their respective internal accounting controls relating to periods after December 31, 2024, including any written material complaint, allegation, assertion or claim that the Company or any of its Subsidiaries has engaged in questionable accounting or auditing practices (except for any of the foregoing after the date hereof which have no reasonable basis).

Section 5.8 Absence of Certain Changes. Since January 1, 2026 to the date of this Agreement, no Effects have occurred which have had or would reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect. Since January 1, 2026, the Company and the Company Subsidiaries have conducted, in all material respects, their respective businesses in the ordinary course consistent with past practice.

Section 5.9 No Undisclosed Liabilities. Except (a) as reflected or otherwise reserved against on the Company Financial Statements or referenced in the footnotes thereto set forth in the Company SEC Documents or Company Disclosure Letter, (b) for liabilities and obligations incurred in the ordinary course of business consistent with past practice since the most recent balance sheet included in the Company SEC Documents, (c) for liabilities and obligations incurred in connection with the Transactions, and (d) for liabilities and obligations pursuant to any Company Material Contract other than liabilities or obligations due to material breaches thereunder, neither the Company nor any of its Subsidiaries has incurred any liabilities or obligations that would be required by GAAP to be reflected on a consolidated balance sheet of the Company and its Subsidiaries, other than as have not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

Section 5.10 Litigation. There is no claim, action, suit, arbitration, investigation, alternative dispute resolution action or any other judicial or administrative proceeding, in Law or equity (each, a “Legal Proceeding”), pending against (or to the Company’s Knowledge, threatened in writing against or naming as a party thereto) the Company or any of its Subsidiaries that would reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect. Neither the Company nor any of its Subsidiaries is subject to any outstanding Order which has had or would reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

Section 5.11 Benefits.

(a) Except as would not reasonably be expected to result in, either individually or in the aggregate, any material liability to the Company and its Subsidiaries, taken as a whole, with respect to each Company Benefit Plan that is subject to Section 302 or Title IV of ERISA or Section 412, 430 or 4971 of the Code: (i) the minimum funding standard under Section 302 of ERISA and Sections 412 and 430 of the Code has been satisfied and no waiver of any minimum funding standard or any extension of any amortization period has been requested or granted, (ii) no such plan is in “at-risk”

status for purposes of Section 430 of the Code, (iii) the present value of accrued benefits under such Company Benefit Plan, based upon the actuarial assumptions used for funding purposes in the most recent actuarial report prepared by such Company Benefit Plan’s actuary with respect to such Company Benefit Plan, did not, as of its latest valuation date, exceed the then current fair market value of the assets of such Company Benefit Plan allocable to such accrued benefits, (iv) no reportable event within the meaning of Section 4043(c) of ERISA for which the thirty (30)-day notice requirement has not been waived has occurred, (v) all premiums to the PBGC have been timely paid in full, (vi) no liability (other than for premiums to the PBGC) under Title IV of ERISA has been or is expected to be incurred by the Company or any of its Subsidiaries, and (vii) the PBGC has not instituted proceedings to terminate any such Company Benefit Plan.

(b) None of the Company and its Subsidiaries has, at any time during the last six (6) years, contributed to or been obligated to contribute to a multiemployer plan or a multiple employer plan (within the meaning of ERISA), and none of the Company and its Subsidiaries has incurred any liability that has not been satisfied to a multiemployer plan or multiple employer plan as a result of a complete or partial withdrawal (as those terms are defined in Part I of Subtitle E of Title IV of ERISA) from a multiemployer plan or multiple employer plan.

(c) Except as would not reasonably be expected to have a Company Material Adverse Effect, each Company Benefit Plan is in compliance with its terms, ERISA, the Code and other applicable Law. With respect to each Company Benefit Plan that is intended to qualify under Section 401(a) of the Code (i) a favorable determination letter has been issued by the IRS with respect to such qualification or a timely application for such determination is now pending or is not yet required to be filed, and (ii) except as would not reasonably be expected to result in a Company Material Adverse Effect, no event has occurred since the date of such qualification or exemption that would adversely affect such qualification or exemption.

(d) Except as would not reasonably be expected to have, either individually or in the aggregate, a Company Material Adverse Effect, all contributions required to be made to any Company Benefit Plan by applicable law or by any plan document or other contractual undertaking, and all premiums due or payable with respect to insurance policies funding any Company Benefit Plan, for any period through the date hereof, have been timely made or paid in full or, to the extent not required to be made or paid on or before the date hereof, have been fully reflected on the books and records of the Company.

(e) There are no pending or, to the Knowledge of the Company, threatened claims (other than claims for benefits in the ordinary course), lawsuits or arbitrations which have been asserted or instituted, and, to the Company’s Knowledge, no set of circumstances exists which may reasonably give rise to a claim or lawsuit, against the Company Benefit Plans, any fiduciaries thereof with respect to their duties to the Company Benefit Plans or the assets of any of the trusts under any of the Company Benefit Plans that would reasonably be expected to result in any liability of the Company or any of its Subsidiaries in an amount that would be material to the Company and its Subsidiaries, taken as a whole.

(f) No Company Benefit Plan provides health, medical, life insurance or death benefits to current or former employees of the Company or any of its Subsidiaries beyond their retirement or other termination of service, other than coverage mandated by COBRA or Section 4980B of the Code, or any similar state group health plan continuation Law, the cost of which is fully paid by such current or former employees or their dependents.

(g) The execution and delivery of this Agreement and the consummation of the Transactions will not (either alone or in combination with another event) (i) result in any material payment or benefit from the Company or any of its Subsidiaries becoming due, or increase the amount of any payment or benefit due, to any current or former employee of the Company or any of its Subsidiaries, (ii) increase any material benefits otherwise payable under any Company Benefit Plan or (iii) result in the acceleration of the time of payment or vesting of any material compensation or benefits from the Company or any of its Subsidiaries to any current or former employee of the Company or any of its Subsidiaries.

(h) There are no pending, or, to the Knowledge of the Company, threatened, Legal Proceedings against any Company Benefit Plan, other than ordinary claims for benefits by participants and beneficiaries or as would not reasonably be expected to have a Company Material Adverse Effect.

(i) Neither the Company nor any of its Subsidiaries has any actual or potential obligation to reimburse or otherwise “gross-up” any person for any Taxes set forth under Section 409A or 4999 of the Code (or any similar provision of state, local or foreign law).

Section 5.12 Labor.

(a) No employee of the Company or any of its Subsidiaries is represented by a union and, to the Knowledge of the Company, no union organizing efforts have been conducted within the last three (3) years or are now being conducted. Neither the Company nor any of its Subsidiaries is a party to any material collective bargaining agreement or other labor contract. Except as would not reasonably be expected to have a Company Material Adverse Effect, neither the Company nor any of its Subsidiaries is currently experiencing, or, to the Knowledge of the Company, is there now threatened, a strike, picket, work stoppage, work slowdown or other organized labor dispute.

(b) Except as would not reasonably be expected to have a Company Material Adverse Effect, (i) each of the Company and its Subsidiaries is in compliance with all applicable Laws relating to the employment of labor, including all applicable Laws relating to wages, hours, collective bargaining, employment discrimination, civil rights, classification of service providers as employees and/or independent contractors, safety and health, workers’ compensation, pay equity and the collection and payment of withholding or social security taxes and (ii) neither the Company nor any of its Subsidiaries has incurred any liability or obligation under the Worker Adjustment and Retraining Notification Act or any similar state or local Law that remains unsatisfied.

Section 5.13 Taxes. (a) All material Tax Returns required to be filed by or with respect to the Company and each of its Subsidiaries have been timely filed (taking into account any valid extensions of time within which to file), and all such Tax Returns are true, complete and correct in all material respects. All material Taxes required to be paid by or on behalf of the Company and each of its Subsidiaries (whether or not shown as due on a Tax Return) have been timely paid.

(b) The Company (i) for all taxable years beginning with its taxable year ended December 31, 1994 through its taxable year ended December 31, 2025, has been organized and operated in conformity with the requirements to qualify for, and has been subject to, taxation as a real estate investment trust within the meaning of Sections 856 through 860 of the Code (a “REIT”); (ii) has been organized and operated since January 1, 2026 through the date hereof, and intends to continue to be organized and to operate through the Effective Time, in such a manner as to enable the Company to continue to meet the requirements for qualification and taxation as a REIT for any taxable year that ends after the date hereof and on or before the Closing Date; and (iii) has not taken or omitted to take any action that could reasonably be expected to result in its failure to qualify for taxation as a REIT prior to the Effective Time, and no challenge by the IRS or any other Taxing Authority to its status or qualification for taxation as a REIT is pending or, to the Knowledge of the Company, threatened.

(c) Except as would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect, (i) there are no current audits, disputes, examinations or other proceedings pending with respect to any Taxes or Tax Returns of the Company or its Subsidiaries, (ii) the Company and its Subsidiaries have not received a written notice or announcement of any audits, disputes, examinations or proceedings with respect to Taxes, (iii) no deficiency for Taxes of the Company or any of its Subsidiaries has been claimed, proposed or assessed in writing or, to the Company’s Knowledge, threatened, by any Taxing Authority, which deficiency has not yet been settled or otherwise resolved, and (iv) neither the Company nor any of its Subsidiaries has waived any statute of limitations with respect to Taxes or agreed to any extension of time with respect to any Tax assessment or deficiency for any open Tax year. Neither the Company nor any of its Subsidiaries has entered into any “closing agreement” as described in Section 7121 of the Code (or any similar provision of state, local or foreign Tax Law).

(d) Section 5.13(d) of the Company Disclosure Letter sets forth a true and complete list of each entity in which the Company directly or indirectly owns an interest that is a REIT (a “Company REIT Subsidiary”), a “qualified REIT subsidiary” within the meaning of Section 856(i)(2) of the Code (a “Qualified REIT Subsidiary”) or a “taxable REIT subsidiary” within the meaning of Section 856(l) of the Code (a “Taxable REIT Subsidiary”) and the U.S. federal income tax classification of each such entity.

(e) Neither the Company nor any of its Subsidiaries holds any asset the disposition of which would be subject to (or to rules similar to) Section 1374 of the Code, nor has it disposed of any such asset during its current taxable year. Each Subsidiary of the Company that is a partnership, joint venture, or limited liability company and which has not elected to be a Taxable REIT Subsidiary or a REIT and is not treated as a Qualified REIT Subsidiary is treated for U.S. federal income tax purposes as a partnership or disregarded entity, as the case may be, and not as a corporation or an association taxable as a corporation.

(f) The Company and its Subsidiaries have complied, in all material respects, with all applicable Laws relating to the payment and withholding of Taxes (including withholding of Taxes pursuant to Sections 1441, 1442, 1445, 1446 and 3402 of the Code or similar provisions under any state and foreign Laws) and have duly and timely withheld and, in each case, have paid over to the appropriate Taxing Authorities all material amounts required to be so withheld and paid over on or prior to the due date thereof under all applicable Laws.

(g) There are no Liens for Taxes upon any property or assets of the Company or any of its Subsidiaries except for Permitted Liens.

(h) Since its taxable year ended December 31, 2014, neither the Company nor any of its Subsidiaries (i) has incurred any liability for material Taxes under Sections 856(c)(7), 856(g)(5), 857(b), 857(f), 860(c) or 4981 of the Code which has not been previously paid or (ii) has incurred any liability for material Taxes other than (A) in the ordinary course of business or consistent with past practice or (B) transfer or similar Taxes arising in connection with sales of property.

(i) Neither the Company nor any of its Subsidiaries has requested, has received or is subject to any written ruling of a Governmental Entity or has entered into any written agreement with a Governmental Entity with respect to any Taxes.

(j) There are no Tax allocation or sharing agreements or similar arrangements with respect to or involving the Company or any of its Subsidiaries (other than (I) any agreements or arrangements solely between or among the Company or any of its Subsidiaries or (II) any customary Tax indemnification provisions contained in any commercial agreements entered into in the ordinary course of business and the primary purpose of which does not relate to Taxes) that are currently in force, and after the Closing Date neither the Company nor any of its Subsidiaries shall be bound by any such Tax allocation agreements or similar arrangements or have any liability thereunder for amounts due in respect of periods prior to the Closing Date. Neither the Company nor any of its Subsidiaries (A) has been a member of an affiliated group filing a consolidated federal income Tax Return (other than a group the common parent of which is or was the Company) or (B) has any liability for the Taxes of any Person (other than the Company or any of its Subsidiaries) under Treasury Regulation Section 1.1502-6 (or any similar provision of state, local, or foreign Law) or as a transferee or successor, or by contract (excluding customary indemnification provisions contained in credit or other commercial agreements entered into in the ordinary course of business and the primary purposes of which do not relate to Taxes).

(k) Neither the Company nor any of its Subsidiaries has participated in any “listed transaction” within the meaning of Treasury Regulation Section 1.6011-4(b)(2).

(l) Neither the Company nor any of its Subsidiaries has constituted either a “distributing corporation” or a “controlled corporation” (within the meaning of Section 355(a) of the Code) in a distribution of stock intended to qualify for tax-free treatment under Section 355 of the Code (i) in the two (2) years prior to the date of this Agreement or (ii) in a distribution which could otherwise constitute a “plan” or “series of related transactions” (within the meaning of Section 355(a) of the Code) in conjunction with the Transactions.

(m) Since the Company’s taxable year ended December 31, 2014, neither the Company nor any of its Subsidiaries (other than any Taxable REIT Subsidiary) has or has had any earnings and profits at the close of any taxable year (including such taxable year that will close as of the Closing Date) attributable to such entity or any other corporation accumulated in any non-REIT year within the meaning of Section 857 of the Code.

(n) There are no Company Tax Protection Agreements (as hereinafter defined) in force (in whole or in part) as of the date hereof. As used herein, “Company Tax Protection Agreements” means any written agreement to which the Company or any of its Subsidiaries is a party pursuant to which (i) any liability to direct or indirect holders of equity interests in a Company Subsidiary Partnership relating to Taxes may arise, whether or not as a result of the consummation of the Transactions; and/or (ii) in connection with the deferral of income Taxes a holder of equity interests in a Company Subsidiary Partnership, the Company or its Subsidiaries have agreed to (A) maintain a minimum level of debt, continue a particular debt or provide rights to guarantee debt (including through deficit capital account restoration obligations, contribution agreements, indemnities or other arrangements that shift risk of loss with respect to debt), (B) retain or not dispose of assets for a period of time that has not since expired, (C) only dispose of assets in a particular manner, (D) use (or refrain from using) a particular method for allocating one or more liabilities of such party or any of its Subsidiaries under Section 752 of the Code, and/or (E) offer in-kind redemptions. Section 5.13(n) of the Company Disclosure Letter sets forth a true and complete list of guarantees (as defined in clause (A)) of Company Subsidiary Partnership debt. As used herein, “Company Subsidiary Partnership” means a Company Subsidiary that is a partnership for U.S. federal income tax purposes.

(o) Each Company REIT Subsidiary (i) for all taxable years commencing with such Company REIT Subsidiary’s formation and through December 31, 2025, has been subject to taxation as a REIT and has satisfied all requirements to qualify as a REIT for such years; (ii) has operated since January 1, 2026 to the date hereof in a manner consistent with the requirements for qualification and taxation as a REIT; (iii) intends to continue to operate in such a manner as to qualify as a REIT; and (iv) has not taken or omitted to take any action that could reasonably be expected to result in such Company REIT Subsidiary’s failure to qualify as a REIT or in a challenge by the IRS or any other Taxing Authority to its status as a REIT, and no such challenge is pending or threatened, to the Knowledge of the Company or such Company REIT Subsidiary.

(p) No entity in which the Company directly or indirectly owns (or owned at any point since December 31, 2014) an interest (including but not limited to the Company DownREIT) is or at any time since the later of such entity’s formation and the date on which the Company acquired a direct or indirect interest in such entity has been a “publicly traded partnership” taxable as a corporation under Section 7704(b) of the Code. At all times since the later of such entity’s formation and the date on which the Company acquired a direct or indirect interest in such entity, each of the Company DownREIT and any other Company Subsidiary Partnership, (A) either (i) has satisfied the requirements of the private placement safe harbor in accordance with Treasury Regulation Section 1.7704-1(h) or (ii) has satisfied the requirements for the lack of actual trading safe harbor in accordance with Treasury Regulations Section 1.7704-1(j) or (B) beginning with the first taxable year in which the applicable partnership did not satisfy the components of clause (A), for all taxable years after the first taxable year in which the applicable partnership did not satisfy the components of clause (A), such partnership has satisfied the “gross income” requirements of Section 7704(c)(2) of the Code.

(q) As of the date of this Agreement, neither the Company nor any of its Subsidiaries is aware of any fact or circumstance, or has taken or agreed to take any action, that could reasonably be expected to (i) prevent or impede the Merger from qualifying as a “reorganization” within the meaning of Section 368(a) of the Code or (ii) prevent or impede the Asset Contribution from qualifying in its entirety as a contribution pursuant to Section 721(a) of the Code in which no gain or loss will be recognized for U.S. federal income tax purposes.

Section 5.14 Contracts.

(a) Except as filed as exhibits to the Company SEC Documents filed prior to the date hereof, Section 5.14(a) of the Company Disclosure Letter sets forth a list or description of each Contract to which the Company or any of its Subsidiaries is a party or by which any of their respective properties or assets are bound, excluding Benefit Plans, which, as of the date of this Agreement:

(i) is required to be filed as an exhibit to the Company’s Annual Report on Form 10-K pursuant to Item 601(b)(10) of Regulation S-K promulgated by the SEC;

(ii) contains any material non-compete or exclusivity provisions with respect to any line of business or geographic area with respect to the Company or any of its Subsidiaries, or upon consummation of the Transactions, Parent or its Subsidiaries, or which restricts the conduct of any line of business that is material to the Company and its Subsidiaries, except for (A) any ground lease affecting any Company Property, (B) customary use, exclusivity or similar restrictions contained in leases entered into in the ordinary course of business with tenants that do not materially and adversely restrict the current use or operation of the applicable Company Property, and (C) customary exclusivity restrictions contained in material supply agreements related to construction entered into in the ordinary course of business;

(iii) constitutes Indebtedness (including any guarantee thereof) in an amount, with respect to any such individual item of Indebtedness, in excess of $10,000,000 or any letter of credit or similar instrument, with respect to any individual letter of credit or similar instrument in excess of $2,500,000, issued for the account of the Company or any Company Subsidiary or mortgaging, pledging or otherwise placing a Lien securing obligations in an amount, with respect to any such individual Lien, in excess of $10,000,000 on any portion of the assets of the Company or any Company Subsidiary, other than any such agreement, indenture, letter of credit or instrument solely between or solely among the Company and wholly owned Company Subsidiaries;

(iv) requires the Company or any of its Subsidiaries to dispose of or acquire real property (or an interest therein) with a fair market value in excess of $1,000,000, or provides for any pending or contemplated merger, consolidation or similar business combination transaction involving the Company or any of its Subsidiaries, except for, in each case, (x) any Company Leased Real Property, (y) any ground lease affecting any Company Property or (z) any Company Development Property or Company Redevelopment Property or any contract or option to purchase land;

(v) constitutes an interest rate cap, interest rate collar, interest rate swap or other contract or agreement relating to a hedging transaction with an outstanding obligation of the Company or its Subsidiaries not reasonably estimated to exceed $1,000,000; provided the foregoing shall not include the collateral assignment of rights under any such interest rate caps, interest rate collars, interest rate swaps or other contracts or agreement relating to a hedging transaction to the Company or its Subsidiaries pursuant to a Company Structured Investment Program;

(vi) is intended to reduce or eliminate the fluctuations in the prices of commodities;

(vii) (A) is a Company Joint Venture or (B) relates to a Company Joint Venture and involves annual payments or other consideration to the parties thereunder in excess of $20,000,000 in the aggregate;

(viii) constitutes a loan to any Person (other than a wholly owned Company Subsidiary) by the Company or any of its Subsidiaries (other than advances made pursuant to and expressly disclosed in leases with respect to Company Leased Real Property or pursuant to any disbursement agreement, development agreement, or development addendum entered into in connection with a lease with respect to Company Leased Real Property with respect to the development, construction, or equipping of Company Properties or the funding of improvements to Company Properties) in an amount in excess of $5,000,000;

(ix) relates to the ongoing or scheduled development, construction or capital expenditures, in each case requiring aggregate payments by the Company or any of its Subsidiaries in excess of $50,000,000 in any twelve (12)-month period, except in connection with (A) any Company Development Property or Company Redevelopment Property and (B) for any lease with respect to Company Leased Real Property or any ground lease affecting any Company Property;

(x) prohibits the payment of dividends or distributions in respect of shares of Company Common Stock or shares of any Company Subsidiary;

(xi) grants to any Person a right of first refusal, a right of first offer or an option to purchase, acquire, sell or dispose of any Company Property that, individually or in the aggregate, is material to the Company, except in connection with (A) the Company PropTech Agreements or other customary provisions included in investment agreements related to the Company PropTech Investments and (B) the developer funding program as described in Section 5.14(a)(xi) of the Company Disclosure Letter;

(xii) pursuant to which the Company is lessee of any personal property or real property owned by any other party, for which the aggregate rental amount exceeds $10,000,000 over the remaining term of such contract (other than ground leases);

(xiii) pursuant to which the Company or any of its Subsidiaries manages, is a development manager of, or the leasing agent of any real properties owned or ground leased by any third party Person under which the aggregate annual payments or other consideration to the Company or any Subsidiary thereunder is more than $5,000,000 in the aggregate;

(xiv) is a material collective bargaining agreement;

(xv) governs the development or ownership of Intellectual Property Rights developed for or on behalf of the Company or any of its Subsidiaries, which Intellectual Property Rights are material to their business, taken as a whole, by any third party; or

(xvi) includes the grant to or receipt from a third party of any material license, covenant not to sue or other material right to use any Intellectual Property Rights, other than non-exclusive licenses (A) granted to customers, distributors, resellers and business partners in the ordinary course of business or (B) on standardized terms for commercially available Software or technology.

(b) Each Contract of the type described above in Section 5.14(a) and in effect on the date of this Agreement, whether or not set forth in Section 5.14(a) of the Company Disclosure Letter, is referred to herein as a “Company Material Contract.” As of the date hereof, except as, individually or in the aggregate, has not had and would not reasonably be expected to have a Company Material Adverse Effect, (i) each Company Material Contract is legal, valid and binding on the Company and each Company Subsidiary that is a party thereto, and is in full force and effect, except as may be limited by the Enforceability Exceptions, (ii) neither the Company nor any of its Subsidiaries, nor, to the Company’s Knowledge, any other party thereto, is in material breach or violation of, or default under, any Company Material Contract, and (iii) to the Company’s Knowledge, no event has occurred that with notice or lapse of time or both would constitute a material violation, breach or default under any Company Material Contract. Neither the Company nor any of its Subsidiaries has received notice of any material breach, violation or default under any Company Material Contract, except for breaches, violations or defaults that would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect.

(c) The Company has delivered or made available to Parent or provided to Parent for review, prior to the execution of this Agreement, true and complete copies of all of the Company Material Contracts.

Section 5.15 Investment Company Act. Neither the Company nor any of its Subsidiaries is, or as of immediately prior to the Effective Time will be, required to be registered as an investment company under the Investment Company Act of 1940, as amended.

Section 5.16 Environmental Matters. Except as, individually or in the aggregate, would not reasonably be expected to have a Company Material Adverse Effect:

(a) The Company and each Company Subsidiary are in compliance with all Environmental Laws.

(b) Neither the Company nor any of its Subsidiaries has received any written notice, demand, letter or claim alleging that the Company or any such Company Subsidiary is in violation of, or liable under, any Environmental Law, or that any Order has been issued against the Company or any of its Subsidiaries under Environmental Law, which remains unresolved.

(c) There is no litigation, investigation, request for information or other proceeding pending or, to the Knowledge of the Company, threatened against the Company or any of its Subsidiaries under any Environmental Law.

(d) Neither the Company nor any of its Subsidiaries has entered into or agreed to any Order, or is subject to any Order, relating to compliance with Environmental Laws, Environmental Permits or the investigation, sampling, monitoring, treatment, remediation, removal, cleanup or Release of Hazardous Substances.

(e) To the Knowledge of the Company, neither the Company nor any of its Subsidiaries has (i) generated, treated, stored, disposed of, arranged for or permitted the disposal of, transported, or Released any Hazardous Substance, or (ii) leased, owned, or operated any real property that is or has been contaminated by any Hazardous Substance, in each case that has given or would reasonably be expected to give rise to a liability of the Company or any of its Subsidiaries under any Environmental Law.

(f) To the Knowledge of the Company, neither the Company nor any of its Subsidiaries has assumed, by contract, any liability under any Environmental Law or relating to any Hazardous Substances, or is an indemnitor in connection with any threatened or asserted claim by any third-party indemnitee for any liability under any Environmental Law or relating to any Hazardous Substances.

Section 5.17 Intellectual Property.

(a) Section 5.17(a) of the Company Disclosure Letter sets forth a list, as of the date of this Agreement, of all of the Owned Registered Company IP and, identifying for each such item as applicable, (i) the record owner, (ii) the applicable jurisdiction, (iii) the issuance, registration, or application number, and (iv) the filing date and issuance, registration, and grant date.

(b) Except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, (i) each of the Company and each Company Subsidiary owns or otherwise has all Intellectual Property Rights used in or practiced by the conduct of its business, and (ii) will continue to have such rights without termination or other material change immediately following the Closing.

(c) To the Knowledge of the Company, the Company and its Subsidiaries exclusively own the Owned Company IP material to their businesses free and clear of all Liens, other than Permitted Liens, and have not granted any exclusive licenses except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

(d) Since December 31, 2024, (i) except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, the operation of the Company’s and its Subsidiaries’ businesses has not infringed upon or misappropriated, and is not infringing upon or misappropriating, the Intellectual Property Rights of another Person, and (ii) no action, claim or proceeding alleging infringement, misappropriation, or other violation of any Intellectual Property Right of another Person is pending or, to the Knowledge of the Company, threatened against the Company or any of its Subsidiaries which could reasonably be expected to be material to the business of the Company and its Subsidiaries. Since December 31, 2024, neither the Company nor any of its Subsidiaries has received any written notice relating to any actual or alleged infringement, misappropriation, or violation of any Intellectual Property Right of another Person by the Company or any of its Subsidiaries that could reasonably be expected to be material to the business of the Company and its Subsidiaries. Except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, to the Knowledge of the Company, no Person or any of such Person’s products or services or other operation of such Person’s business is infringing, misappropriating or otherwise violating any Owned Company IP in any material respect.

(e) Except for such Legal Proceedings that, if resolved against the Company or any of its Subsidiaries, would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, there are no Legal Proceedings challenging the scope, ownership, validity or enforceability of the Owned Registered Company IP or, to the Knowledge of the Company, any other Intellectual Property Rights licensed exclusively to the Company and, since December 31, 2024, no such Legal Proceedings have been threatened in writing against the Company or any of its Subsidiaries.

(f) The Company and its Subsidiaries take reasonable actions to maintain and protect their material Trade Secrets, and except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, no Trade Secrets held by or on behalf of the Company or any of its Subsidiaries have been subject to unauthorized access, disclosure or misuse, or have otherwise been accessed by any Person other than Persons subject to binding obligations of confidentiality in favor of the Company or its Subsidiaries that, to the Knowledge of the Company, have not been breached in any material respect.

Section 5.18 Information Technology; Data Protection.

(a) The Company and its Subsidiaries have taken commercially reasonable efforts to (i) protect and maintain the confidentiality, integrity and security of all Company IT Assets and the material information stored or contained therein or transmitted thereby from any unauthorized use, access, interruption or modification by any Person, and (ii) prevent the introduction of any disabling codes or instructions, spyware, Trojan horses, worms, viruses or other Software routines that permit or cause unauthorized access to, or disruption, impairment, disablement, or destruction of, Software, data or other materials (“Malicious Code”) to any Company IT Assets. Except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, all Company IT Assets (x) are free from any defect (y) do not contain any Malicious Code and (z) operate as needed for the conduct of the business of the Company and its Subsidiaries.

(b) Except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, since December 31, 2024, there have been no Company Data Security Incidents. The Company and its Subsidiaries have taken commercially reasonable steps to provide for archival, back-up, recovery and restoration of all data and records material to their businesses.

(c) Except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, since December 31, 2024, the Company and its Subsidiaries have (i) established and implemented written policies and organizational, physical, administrative and technical measures regarding privacy, cyber security, data protection and the Processing of Personal Data, in each case, that are commercially reasonable, designed to protect against the loss and unauthorized access, use, modification or disclosure of Personal Data, and that meet or exceed all Company Privacy and Security Requirements, and (ii) complied with all Company Privacy and Security Requirements.

(d) Except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, since December 31, 2024, neither the Company nor any of its Subsidiaries has received any written notice from any Governmental Entity (including any enforcement notice), letter, or complaint alleging, or providing notice of any investigation concerning, any noncompliance with any applicable Company Privacy and Security Requirements, and no claim, inquiry, enforcement action or other Legal Proceeding of any nature alleging a violation of Company Privacy and Security Requirements by the Company or any of its Subsidiaries has been pending.

Section 5.19 Compliance with Laws; Permits.

(a) (i) Each of the Company and the Company Subsidiaries has complied and is in compliance with all Laws which affect the business, properties or assets of the Company and its Subsidiaries, and (ii) no written notice has been received by the Company or any of its Subsidiaries or, to the Company’s Knowledge, threatened against the Company or any of its Subsidiaries alleging any non-compliance with any such Laws, except in each case above for such non-compliance that has not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

(b) Except for Company Development Properties and Company Redevelopment Properties for which any Company Permits are reasonably expected to be obtained in the ordinary course of development or redevelopment, as applicable, the Company and its Subsidiaries are in possession of all authorizations, licenses, permits, certificates, approvals and clearances of any Governmental Entity necessary for the Company and its Subsidiaries to own, lease and operate their properties or to carry on their business substantially in the manner described in the Company SEC Documents filed prior to the date hereof and substantially as is being conducted as of the date of this Agreement (the “Company Permits”) and all of the Company Permits are valid, and in full force and effect, except, in each case, where the failure by the Company or a Company Subsidiary, as applicable, to possess and maintain any Company Permit in full force and effect has not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

Section 5.20 Properties.

(a) Section 5.20(a) of the Company Disclosure Letter sets forth a complete and accurate list of each material real property owned by the Company or its Subsidiaries (the “Company Owned Real Property”) and sets forth the common street address for such Company Owned Real Property and the applicable owner of such Owned Real Property. Except as would not, individually or in the aggregate, reasonably be expected to be material to the Company and its Subsidiaries (taken as a whole), and except for Permitted Liens, (i) there are no outstanding options, rights of first offer or rights of first refusal to purchase any Company Owned Real Property or any portion thereof or interest therein, and (ii) to the Knowledge of the Company, there are no boundary disputes relating to any Company Owned Real Property and no encroachments adversely affecting the use of any Company Owned Real Property.

(b) Section 5.20(b) of the Company Disclosure Letter sets forth a complete and accurate list as of the date of this Agreement of all material leases and subleases granted to the Company or the Company Subsidiaries and the real property leased by the Company or any of the Company Subsidiaries (collectively, the “Company Leased Real Property” and, together with the Company Owned Real Property, and in each case, inclusive of (i) all buildings, structures and other improvements and fixtures located on or under such Company Owned Real Property and/or Company Leased Real Property and (ii) all easements, rights and other appurtenances to such Company Owned Real Property and/or Company Leased Real Property, and subject to any easements, impairments, rights and other appurtenances affecting Company Owned Real Property and/or Company Leased Real Property, the “Company Properties”).

(c) Except as would not have, or would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, and except for Permitted Liens, the Company or a Company Subsidiary has good and valid title to, and marketable and insurable fee simple interest in or a valid leasehold interest in, each of the Company Properties, in each case free and clear of Liens. None of the Company or any of its Subsidiaries owns or leases any material real property which is not set forth on Section 5.20(a) or Section 5.20(b) of the Company Disclosure Letter.

(d) Section 5.20(d) of the Company Disclosure Letter sets forth a complete and accurate list of the real property which, as of the date of this Agreement, (i) is under contract by the Company or a Company Subsidiary to be purchased by the Company or a Company Subsidiary that, upon the closing of such purchase, would otherwise have been required to be disclosed under Section 5.20(a) of the Company Disclosure Letter or (ii) is required under a Contract to be leased or subleased by the Company or a Company Subsidiary as a lessee or sublessee after the date of this Agreement that, upon consummating such leasehold interest, would otherwise have been required to be disclosed under Section 5.20(b) of the Company Disclosure Letter. There are no material real properties that Company or any of its Subsidiaries is obligated to buy, lease or sublease at some future date.

(e) Section 5.20(e) of the Company Disclosure Letter sets forth a complete and accurate list of all real property ground leased by the Company or a Company Subsidiary (the “Company Ground Leased Real Property”) and sets forth the common street address and each applicable lease, sublease, or other occupancy arrangement, whether written or oral (together with the applicable parties thereto) affecting such Company Ground Leased Real Property, and any amendments, guarantees, supplements or other modifications thereto (each, a “Company Ground Lease”). True, correct and complete copies of all Company Ground Leases have been made available to Parent. Except as has not had, and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, each Company Ground Lease is valid, binding and enforceable against the parties thereto. Except as has not had, and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, (i) the Company or a Company Subsidiary has a good and valid leasehold interest in the Company Ground Leased Real Property pursuant to the applicable Company Ground Lease, free and clear of all Liens (except Permitted Liens), (ii) each such Company Ground Lease is in full force and effect, subject to the Enforceability Exceptions, and (iii) none of the Company or any Company Subsidiary has received written notice, or delivered notice to any other party, of any material default, and no event has occurred or circumstance exists which, with the delivery of notice, the passage of time or both, would constitute a material default, under any Company Ground Lease, other than defaults that have been cured or waived in writing or would not reasonably be expected to prevent, materially delay or materially impair the consummation of the Transactions.

(f) Except for Company Development Properties (solely to the extent such access is contemplated to be in place upon completion of construction), to the Company’s Knowledge, each of the Company Properties has sufficient direct or indirect access to and from publicly dedicated streets for its current use and operation, without any constraints that materially interfere with the normal use, occupancy and operation thereof.

(g) Neither the Company nor any Company Subsidiary has received any written notice to the effect that (i) any condemnation or rezoning proceedings are pending or, to the Company’s Knowledge, threatened with respect to any of the Company Properties, that would interfere in any material manner with the current use (or with respect to Company Development Properties, the future intended use) of the Company Properties (assuming its continued use in the manner it is currently used), or otherwise impair in any material manner the operations of such Company Properties (assuming (other than in connection with Company Development Properties) its continued use in the manner it is currently operated), in each case taken as a whole, or (ii) any Laws, including any zoning regulation or ordinance, building or similar Law, code, ordinance, order or regulation, has been violated (and remains in violation) for any Company Property (other than violations of any zoning regulation or ordinance resulting from a change to such zoning regulation or ordinance which render such Company Property legally non-conforming pursuant to such zoning regulations or ordinances), which have not been cured, contested in good faith or which violations would individually, or in the aggregate, have, or reasonably be expected to have, a Company Material Adverse Effect.

(h) Except as would not have, or would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, none of the Company nor any Subsidiary of the Company has received written notice to the effect that there are any condemnation proceedings that are pending or, to the Knowledge of the Company, threatened in writing with respect to any material portion of any of the Company Properties.

(i) Section 5.20(i) of the Company Disclosure Letter sets forth each Company Property that is subject to a condominium regime in which a Person other than the Company or a Company Subsidiary owns a property interest (other than a commercial condominium regime or a condominium in which the Company Property is structured as a single condominium unit) (a “Company Condominium Property”) and, except as would not have or be reasonably expected to have, individually or in the aggregate, a Company Material Adverse Effect, the Company or the applicable Company Subsidiary that owns such Company Condominium Property is not in default of the applicable documents governing such condominium regime.

(j) To the extent the Company or any Company Subsidiary, as applicable, has title insurance policies or valid marked-up title commitments evidencing title insurance on any Company Properties (each, a “Company Title Insurance Policy” and, collectively, the “Company Title Insurance Policies”), no written claim has been made against any such Company Title Insurance Policy, which, individually or in the aggregate, would reasonably be expected to have a Company Material Adverse Effect.

(k) The Company and its Subsidiaries (i) have not received written notice of any structural defects, or violation of law, relating to any Company Property which would have, or would reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect and (ii) have not received written notice of any physical damage to any Company Property which would have, or would reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

(l) Section 5.20(l) of the Company Disclosure Letter sets forth a complete and accurate list as of the date of this Agreement of all material mezzanine debt, preferred equity or similar structured real estate investments of the Company or any Company Subsidiary (collectively, the “Company Structured Investment Programs”).

Section 5.21 Information in the Form S-4 and Joint Proxy Statement. None of the information supplied or to be supplied in writing by or on behalf of the Company or any of its Subsidiaries for inclusion or incorporation by reference in (a) the Form S-4 will, at the time such document is filed with the SEC, at any time such document is amended or supplemented or at the time such document is declared effective by the SEC, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein not misleading, or (b) the Joint Proxy Statement will, at the date it is first mailed to the stockholders of the Company and the shareholders of Parent, at the time of the Company Stockholder Meeting and Parent Shareholder Meeting, and at the time the Form S-4 is declared effective by the SEC, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances in which they were made, not misleading. The representations and warranties contained in this Section 5.21 will not apply to statements or omissions included in the Form S-4 or the Joint Proxy Statement to the extent based upon information supplied to the Company by or on behalf of Parent, Parent OP or Merger Sub.

Section 5.22 Opinion of Financial Advisor. The Company Board has received the opinion of Goldman Sachs & Co. LLC (the “Company Financial Advisor Opinion”) to the effect that, as of the date of such opinion and based on and subject to the assumptions, qualifications, limitations and other matters set forth therein, the Exchange Ratio is fair from a financial point of view to the holders (other than Parent and its Affiliates) of shares of Company Common Stock. The Company shall, promptly following the receipt of such Company Financial Advisor Opinion, furnish an accurate and complete copy thereof to Parent solely for informational purposes, it being understood and agreed that such Company Financial Advisor Opinion is for the benefit of the Company Board and may not be relied upon by Parent or any other Person for any purpose.

Section 5.23 Insurance. The Company and its Subsidiaries are either self-insured or have policies of insurance that afford coverage (to the extent set forth in the policies) to the Company, its Subsidiaries and/or any of their respective employees, properties or assets, including policies of property, fire, workers’ compensation, products liability, directors’ and officers’ liability, and other casualty and liability insurance, in each case in such amounts and with respect to such risks and losses, which the Company reasonably believes are adequate in all material respects for the operation of its business. All such insurance policies are in full effect, no written notice of cancellation has been received by the Company or any of its Subsidiaries under such policies, and there is no existing default or event which, with the giving of notice or lapse of time or both, except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

Section 5.24 Related Party Transactions. Except as set forth in Company SEC Documents made through and including the date of this Agreement or as permitted by this Agreement, from January 1, 2024 through the date of this Agreement there have been no transactions, agreements, arrangements or understandings between the Company or any Company Subsidiary, on the one hand, and any Affiliates (other than Company Subsidiaries) of Company or other Persons, on the other hand, that would be required to be disclosed under Item 404 of Regulation S-K promulgated by the SEC.

Section 5.25 Brokers; Expenses. No broker, investment banker, financial advisor or other Person (other than the Company Financial Advisors), is entitled to receive any broker’s, finder’s, financial advisor’s or other similar fee or commission in connection with this Agreement or the Merger based upon arrangements made by or on behalf of the Company or any of its Subsidiaries.

Section 5.26 Takeover Statutes. Subject to the receipt of the Company Stockholder Approval, the Company has taken such actions and votes as are necessary on its part to render the provisions of any takeover Laws, including any “fair price,” “moratorium” or “control share acquisition” or similar Laws (the “Takeover Statutes”) or any similar provisions in the Company Governing Documents, inapplicable to this Agreement and the Transactions, including the Merger.

Section 5.27 Required Vote. The affirmative vote of the holders of a majority of the outstanding shares of Company Common Stock is the only vote of the holders of any class or series of equity interests of the Company necessary to approve the Transactions (including the Asset Contribution and the Merger).

Section 5.28 Ownership of Parent Common Shares. Neither the Company nor any of its Subsidiaries beneficially owns, or has beneficially owned at any time within the past three (3) years, directly or indirectly, any Parent Common Shares or other securities convertible into, exchangeable for or exercisable for Parent Common Shares or any securities of any Parent Subsidiary and neither the Company nor any of its Subsidiaries has any rights to acquire any Parent Common Shares except pursuant to this Agreement.

Section 5.29 Investigation; Limitation on Warranties; Disclaimer of Other Representations and Warranties. The Company has conducted its own independent review and analysis of the business, operations, assets, Intellectual Property Rights, technology, liabilities, results of operations, financial condition and prospects of Parent and Parent’s Subsidiaries and acknowledges that the Company has been provided access to personnel, properties, premises and records of Parent and Parent’s Subsidiaries for such purposes. In entering into this Agreement, the Company has relied solely upon its independent investigation and analysis of Parent and Parent’s Subsidiaries, and the Company acknowledges and agrees that it has not been induced by and has not relied upon any representations, warranties or statements, whether express or implied, made by Parent, any of its Subsidiaries, or any of their respective Affiliates, shareholders, controlling persons, trustees or Parent representatives that are not expressly set forth in Article VI of this Agreement, whether or not such representations, warranties or statements were made in writing or orally. The Company acknowledges and agrees that, except for the representations and warranties expressly set forth in Article VI of this Agreement, (a) neither Parent nor Merger Sub makes, or has made, any representations or warranties relating to itself or its business or otherwise in connection with the Merger and the Company is not relying on any representation or warranty except for those expressly set forth in this Agreement, (b) no Person has been authorized by Parent or Merger Sub to make any representation or warranty relating to itself or its business or otherwise in connection with the Merger, and if made, such representation or warranty must not be relied upon by the Company as having been authorized by such party and (c) any estimates, projections, predictions, data, financial information, memoranda, presentations or any other materials or information provided or addressed to the Company or any of its representatives are not and shall not be deemed to be or include representations or warranties unless any such materials or information is the subject of an express representation or warranty set forth in Article VI of this Agreement.

Section 5.30 Company PropTech Investments. Section 5.30 of the Company Disclosure Letter sets forth the type and amount of each investment by the Company or any Company Subsidiary, or a right of the Company or any Company Subsidiary to acquire an interest in, technology-enabled real estate, property technology, climate technology or other technology-focused businesses, platforms or investment vehicles (“PropTech”), including (A) direct or indirect equity or ownership interests (or securities convertible or exchangeable into equity securities or ownership interests) in PropTech operating companies and (B) limited partner, member or similar interests in PropTech-focused investment funds (any such direct or indirect investments or rights to buy, “Company PropTech Investment”). The Company or the applicable Company Subsidiary owns its respective Company PropTech Investments (free and clear of all Liens, other than restrictions on transfer arising under applicable securities Laws or the governing documents of such Company PropTech Investments). Neither the Company nor any Company Subsidiary has any obligation to make any capital contribution, loan or other funding with respect to any Company PropTech Investment, other than capital commitments disclosed on Section 5.30 of the Company Disclosure Letter. Except as disclosed on Section 5.30 of the Company Disclosure Letter, the Company does not control, and does not have the ability to direct the management or policies of, any Company PropTech Investment. None of the Company PropTech Investments constitutes a “material subsidiary” of the Company for purposes of the Exchange Act, and none of the Company PropTech Investments is required to be consolidated with the Company for financial reporting purposes, except as reflected in the Company SEC Documents.

Section 5.31 No Other Representations or Warranties. Except for the representations and warranties set forth in this Article V, neither the Company nor any other Person makes any express or implied representation or warranty with respect to the Company or with respect to any other information provided to Parent or Merger Sub in connection with the Transactions. The Company hereby disclaims any other express or implied representations or warranties. The Company is not, directly or indirectly, making any representations or warranties regarding any pro-forma financial information, financial projections or other forward-looking information or statements of the Company or any of its Subsidiaries.

ARTICLE VI

REPRESENTATIONS AND WARRANTIES OF PARENT, PARENT OP AND MERGER SUB

Except as otherwise disclosed in (a) the Parent SEC Documents publicly filed with or furnished on or after January 1, 2024 until two (2) Business Days prior to the date of this Agreement (excluding any disclosures in “risk factors” or otherwise relating to forward-looking statements to the extent that they are cautionary, predictive or forward-looking in nature (in each case, other than any description of historical facts or events included therein)), and provided that nothing set forth or disclosed in any such Parent SEC Documents will be deemed to modify or qualify the representations and warranties set forth in Section 6.1 (Organization and Qualification; Subsidiaries), Section 6.2 (Capitalization), Section 6.22 (Opinion of Financial Advisors), Section 6.25 (Brokers; Expenses), Section 6.26 (Takeover Statutes) and Section 6.27 (Required Vote), or (b) the confidential disclosure letter delivered by Parent, Parent OP and Merger Sub to the Company concurrently with this Agreement (the “Parent Disclosure Letter”), Parent, Parent OP and Merger Sub represent and warrant to the Company as follows:

Section 6.1 Organization and Qualification; Subsidiaries.

(a) Parent is a real estate investment trust duly incorporated, validly existing and in good standing under the Laws of the State of Maryland and has the requisite power and authority to own and conduct its business as now being conducted. Merger Sub is a limited liability company duly organized, validly existing and in good standing under the Laws of the State of Maryland and has the requisite power and authority to conduct its business as now being conducted. Parent OP is a limited partnership duly organized, validly existing and in good standing under the Laws of the State of Illinois. Each Parent Subsidiary is duly organized, validly existing and in good standing (with respect to jurisdictions which recognize such concept) under the Laws of its jurisdiction of organization and has the requisite power and authority to own and conduct its business as now being conducted, except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect. Parent and each Parent Subsidiary is duly qualified or licensed to do business and is in good standing (with respect to jurisdictions which recognize such concept) in each jurisdiction in which the nature of its business or the ownership, leasing or operation of its properties makes such qualification or licensing necessary, except for those jurisdictions where the failure to be so qualified or licensed or to be in good standing would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect. Parent has delivered to or made available to the Company, prior to the execution of this Agreement, true and complete copies of the Parent Governing Documents and the Parent Partnership Agreement. Each of the Parent Governing Documents is in full force and effect, and Parent is not in violation of any of the provisions of such documents in any material respect.

(b) Section 6.1(b)(i) of the Parent Disclosure Letter sets forth, as of the date of this Agreement, a true and complete list of the Subsidiaries of Parent (each, a “Parent Subsidiary”), together with the jurisdiction of organization or incorporation, as the case may be, of each Parent Subsidiary. Each Parent Subsidiary is in compliance with the terms of its constituent organizational or governing documents, except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect. Section 6.1(b)(ii) of the Parent Disclosure Letter sets forth, as of the date of this Agreement, a true, correct and complete list identifying (A) each of Parent’s Subsidiaries (other than Parent OP or a Subsidiary of Parent OP) in which a Person other than Parent or a wholly owned Subsidiary of Parent holds capital stock or other equity or voting securities or interest (other than securities held by any employee benefit plan of Parent or any of its Subsidiaries or any trustee, agent or other fiduciary in such capacity under any such employee benefit plan), or securities convertible or exchangeable into or exercisable for capital stock or other equity or voting securities or interest (each such Parent Subsidiary, a “Parent Majority Joint Venture”), and (B) any other Person (other than Parent OP) in which Parent or any of its Subsidiaries holds capital stock or other equity or voting securities or interests (other than securities held by any employee benefit plan of Parent or any of its Subsidiaries or any trustee, agent or other fiduciary in such capacity under any such employee benefit plan), or securities convertible or exchangeable into or exercisable for capital stock or other equity or voting securities or interest (each such Person, a “Parent Minority Joint Venture,” and together with any Parent Majority Joint Venture, a “Parent Joint Venture”), in each case, together with the name and jurisdiction of organization or formation of each such Subsidiary or Parent Minority Joint Venture, as the case may be. Other than as set forth in Section 6.1(b)(i) and (ii) of the Parent Disclosure Letter, none of Parent or its Subsidiaries, directly or indirectly, owns any equity interest or investment (whether equity or debt) in any Person (other than investments in short-term investment securities).

(c) To the extent applicable in the relevant jurisdiction and for the applicable entity type, each of the outstanding shares of capital stock or other securities of each of Parent’s Subsidiaries has been duly authorized and validly issued and is fully paid, nonassessable and is owned by Parent or by a direct or indirect Subsidiary of Parent, free and clear of any Liens (except for Permitted Liens and Liens arising under applicable securities Laws).

Section 6.2 Capitalization.

(a) The authorized capitalization of Parent consists of (i) 1,000,000,000 Parent Common Shares and (ii) 100,000,000 preferred shares, par value $0.01 per share, of which 1,000,000 shares are classified and designated as the Parent Series K Preferred Shares. At the close of business on the Measurement Date, there were (A) 374,712,144 Parent Common Shares issued and outstanding (of which 567,124 are issued as Parent Time-Vesting Restricted Share Awards), (B) 343,100 Parent Series K Preferred Shares issued and outstanding, (C) 483,557 Parent Common Shares underlying outstanding Parent Time-Vesting Restricted Unit Awards, (D) 290,889 Parent Common Shares underlying outstanding Parent LTI Restricted Unit Awards, assuming achievement of applicable performance goals at the target level (or 581,778 Parent Common Shares assuming achievement of applicable performance goals at the maximum level), (E) 208,597 Parent Common Shares underlying outstanding Parent LTI Restricted Share Awards, assuming achievement of applicable performance goals at the target level (or 417,194 Parent Common Shares assuming achievement of applicable performance goals at the maximum level), (F) 4,135,419 Parent Common Shares underlying outstanding Parent Options, and (G) 8,253,903 Parent Common Shares issuable upon the redemption or exchange of Parent OP Units.

(b) All of the outstanding Parent Common Shares and the Parent Series K Preferred Shares have been duly authorized and validly issued and are fully paid, nonassessable and free of preemptive or similar rights. All of the issued and outstanding Parent Common Shares and Parent Series K Preferred Shares were issued in compliance with all applicable Laws concerning the issuance of securities. Except as set forth in the Parent Partnership Agreement or in this Section 6.2 and except for changes since the Measurement Date resulting from the issuance of Parent Common Shares pursuant to the Parent Partnership Agreement (including in respect of any Preference Unit Term Sheet (as defined therein)), Parent Equity Awards outstanding on the Measurement Date in accordance with their present terms, pursuant to the Parent ESPP or as expressly permitted by Section 7.2(b)(iii), there are no (x) options, warrants, calls, pre-emptive rights, subscriptions or other rights, agreements, arrangements or commitments of any kind, including any stockholder rights plan, relating to the issued or unissued capital shares of Parent, obligating Parent or Parent OP to issue, transfer or sell or cause to be issued, transferred or sold any shares of, or other equity interest in, Parent or Parent OP or securities convertible into or exchangeable for such shares or equity interests, or obligating Parent or Parent OP to grant, extend or enter into any such option, warrant, call, subscription or other similar right, agreement, arrangement or commitment (collectively, “Parent Equity Interests”) or (y) outstanding obligations of Parent or Parent OP to repurchase, redeem or otherwise acquire any Parent Common Shares or any shares of, or other Parent Equity Interests in, Parent or Parent OP, or to provide funds to make any investment (in the form of a loan, capital contribution or otherwise) in Parent or Parent OP.

(c) There are no voting trusts, proxies or other similar agreements to which Parent or any of its Subsidiaries is a party with respect to the voting of Parent Common Shares or any shares of, or other equity interest, of Parent or any of its Subsidiaries. Neither Parent nor any of its Subsidiaries has granted any preemptive rights, anti-dilutive rights or rights of first refusal or similar rights with respect to any of its shares or other Parent Equity Interests. There are no bonds, debentures or notes issued by Parent or any of its Subsidiaries that entitle the holder thereof to vote together with shareholders of Parent on any matters related to Parent.

(d) All dividends or other distributions on Parent Common Shares, Parent Series K Preferred Shares, Parent OP Units, Parent Equity Awards (other than Parent Options) and Parent OP Preference Units and any material dividends or other distributions on any securities of any Parent Subsidiary which have been authorized or declared prior to the date hereof have been paid in full (except to the extent such dividends have been publicly announced and/or are not yet due and payable).

(e) No Parent Common Shares are owned by any Parent Subsidiary.

(f) Parent is the sole general partner of Parent OP. As of the close of business on the Measurement Date, (i) 384,031,382 Parent OP Units were issued and outstanding, of which 374,712,144 were owned by Parent and 9,319,238 of which were owned by the Limited Partners (as defined in the Parent Partnership Agreement), (ii) 343,100 Parent OP Series K Preference Units were issued and outstanding, all of which were owned by Parent, and (iii) 933,454 Parent OP Series Q Preference Units were issued and outstanding. Except as set forth in the preceding sentence and for Parent Equity Awards, as of the Measurement Date, there are no outstanding equity interests of Parent OP. The partnership interests owned by Parent and, to Parent’s Knowledge, the partnership interests owned by Parent OP’s limited partners, are subject only to the restrictions on transfer set forth in the Parent Partnership Agreement and those imposed by applicable securities laws. All of the outstanding Parent OP Units and the Parent OP Preference Units have been duly authorized and validly issued and are fully paid, nonassessable and free of preemptive or similar rights. All of the issued and outstanding Parent OP Units and the Parent OP Preference Units were issued in compliance with all applicable Laws concerning the issuance of securities.

(g) Parent (directly or indirectly) owns beneficially and of record all of the outstanding limited liability interests of Merger Sub. Merger Sub was formed solely for the purpose of engaging in the Transactions, has engaged in no other business activities and has conducted its operations only as contemplated hereby.

Section 6.3 Authorization; Validity of Agreement; Parent Action. Each of Parent, Parent OP and Merger Sub has all necessary power and authority to execute and deliver this Agreement, to perform their respective obligations hereunder and, in the case of Parent, subject to receipt of (i) the Parent Shareholder Approval and (ii) the approval of the Share Authorization Amendment by the affirmative vote of two-thirds (2/3) of all of the outstanding Parent Common Shares entitled to vote on such matter (the “Share Authorization Amendment Approval”), to consummate the Asset Contribution, the Merger and the other Transactions. The execution, delivery and performance by Parent, Parent OP and Merger Sub of this Agreement, and the consummation by it of the Asset Contribution, the Merger and the other Transactions, have been duly and validly authorized by the Parent Board (in the case of Parent), Parent (as the general partner of Parent OP), and the manager of Merger Sub (in the case of Merger Sub), and no other corporate, partnership or limited liability company action on the part of Parent, Parent OP or Merger Sub, pursuant to the LLC Act or the MGCL or otherwise, is necessary to authorize the execution and delivery by Parent, Parent OP and Merger Sub of this Agreement, and the consummation by it of the Transactions, subject, in the case of the Merger, to receipt of the Parent Shareholder Approval and the filing of the Articles of Merger with, and acceptance for record by, the SDAT. This Agreement has been duly executed and delivered by Parent, Parent OP and Merger Sub and, assuming due and valid authorization, execution and delivery hereof by the Company, is a valid and binding obligation of Parent, Parent OP and Merger Sub enforceable against Parent, Parent OP and Merger Sub in accordance with its terms, except that the enforcement hereof may be limited by the Enforceability Exceptions.

Section 6.4 Board Approval. The Parent Board, at a duly held meeting, has unanimously (i) determined and declared that this Agreement and the Transactions, including the Asset Contribution, the Merger and the issuance of Parent OP Units and Parent Common Shares in connection therewith, are fair to, advisable and in the best interests of Parent and its shareholders, (ii) approved and deemed advisable the execution and delivery of this Agreement, the performance by Parent of its covenants and agreements contained herein and the consummation of the Transactions, including the Merger, (iii) directed that the issuance of Parent Common Shares in connection with the Merger be submitted for consideration at a meeting of Parent’s shareholders and (iv) resolved to recommend that Parent’s shareholders vote in favor of the approval of the issuance of Parent Common Shares in connection with the Merger and to include such recommendation in the Joint Proxy Statement.

Section 6.5 Consents and Approvals; No Violations. None of the execution, delivery or performance of this Agreement by Parent, the consummation by Parent of the Asset Contribution, the Merger or any other Transaction or compliance by Parent with any of the provisions of this Agreement will (a) conflict with or result in any breach of any provision of the Parent Governing Documents or the comparable organizational or governing documents of any Parent Subsidiary, (b) require any filing by Parent or any Parent Subsidiary with, or the obtaining of any permit, authorization, clearance, consent or approval of, any Governmental Entity, except for (i) compliance with any applicable requirements of the Exchange Act, (ii) any filings as may be required under the LLC Act and the MGCL in connection with the Merger or the Share Authorization Amendment, (iii) such filings with the SEC as may be required to be made by Parent in connection with this Agreement and the Merger, including the Joint Proxy Statement and the Form S-4, (iv) such filings as may be required under the rules and regulations of the NYSE in connection with this Agreement or the Merger, (v) such filings as may be required in connection with state and local transfer Taxes, (vi) such filings, notices or other submissions required to be made under any Multifamily Property Laws applicable to the properties of the Parent or its Subsidiaries, and (vii) any applicable foreign or state securities or “blue sky” Laws and the rules and regulations thereunder, (c) result in a modification, violation or breach of, or constitute (with or without notice or lapse of time or both) a default (or give rise to any right, including, but not limited to, any right of termination, amendment, cancellation or acceleration), or require the consent or authorization of any counterparty, under, any of the terms, conditions or provisions of any Parent Material Contract, or (d) violate any Order or Law applicable to Parent, any Parent Subsidiary or any of their respective properties, assets or operations; except in each of clauses (b), (c) or (d) above where (x) any failure to obtain such permits, authorizations, consents or approvals, (y) any failure to make such filings or (z) any such modifications, violations, rights, impositions, breaches or defaults (I) has not had and would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect or (II) would not prevent or materially impair Parent’s ability to consummate the Merger prior to the Outside Date.

Section 6.6 Parent SEC Documents and Financial Statements.

(a) Parent and Parent OP have timely (including following any extensions of time for filing provided by Rule 12b-25 promulgated under the Exchange Act) filed with or furnished (as applicable) to the SEC all forms, reports, schedules, statements and other documents required by it to be filed or furnished (as applicable) since and including January 1, 2024 under the Exchange Act or the Securities Act (together with all certifications required pursuant to the Sarbanes-Oxley Act) (such documents and any other documents filed by Parent with the SEC, as have been amended since the time of their filing, collectively, the “Parent SEC Documents”). As of their respective filing dates and except to the extent corrected by a subsequent Parent SEC Document, the Parent SEC Documents (i) did not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements made therein, in light of the circumstances under which they were made, not misleading in any material respect and (ii) complied in all material respects with the applicable requirements of the Exchange Act or the Securities Act, as the case may be, the Sarbanes-Oxley Act and the applicable rules and regulations of the SEC thereunder. As of the date of this Agreement, no Parent Subsidiary (other than Parent OP) is separately subject to the periodic reporting requirements of the Exchange Act.

(b) All of the audited financial statements for and including the fiscal years ended December 31, 2023, 2024 and 2025, and unaudited interim financial statements for the fiscal quarter ended March 31, 2026, and any other interim period in the fiscal year to end December 31, 2026, included in the Parent SEC Documents (including the related notes and schedules thereto) (collectively, the “Parent Financial Statements”), (i) were prepared in accordance with GAAP applied on a consistent basis during the periods involved (except as may be indicated in the notes thereto or, in the case of interim financial statements, for normal and recurring year-end adjustments and as may be permitted by the SEC on Form 10-Q, Form 8-K or any successor or like form under the Exchange Act), and (ii) fairly presented (except as may be indicated in the notes thereto) in all material respects, the financial position and the results of operations, shareholders’ equity and cash flows of Parent and its consolidated Subsidiaries as of the times and for the periods then ended (subject, in the case of unaudited quarterly financial statements, to the absence of notes and normal year-end adjustments).

(c) To the Knowledge of Parent, none of the Parent SEC Documents are as of the date of this Agreement the subject of ongoing SEC review and as of the date hereof, Parent has not received any comments from the SEC with respect to any of Parent SEC Documents which remain unresolved, nor has it received any inquiry or information request from the SEC as of the date of this Agreement as to any matters affecting Parent which has not been adequately addressed.

(d) Except for any Parent Minority Joint Venture or any investment, arrangement or transaction involving any Parent Minority Joint Venture and any co-investment, preferred equity, structured investment program or similar investment arrangement, or any development, redevelopment, or similar real estate development activity or interest, Parent is not a party to, nor has any commitment to become a party to, any joint venture, off-balance sheet partnership, preferred equity arrangement or similar Contract (including any Contract or arrangement relating to any transaction or relationship between or among Parent, on the one hand, and any unconsolidated affiliate, including any structured finance, special purpose or limited purpose entity or Person, on the other hand), or any “off-balance sheet arrangements” (as defined in Item 303(a) of Regulation S-K promulgated by the SEC), where the result, purpose or intended effect of such Contract is to avoid disclosure of any material transaction involving, or material liabilities of, Parent or any Parent Subsidiary in Parent’s published financial statements or other Parent SEC Documents.

Section 6.7 Internal Controls; Sarbanes-Oxley Act.

(a) Parent has designed and maintains a system of internal controls over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) of the Exchange Act) sufficient to provide reasonable assurances regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with GAAP. Parent (i) has designed and maintains disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) of the Exchange Act) to ensure that material information required to be disclosed by Parent in the reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms and is accumulated and communicated to Parent’s management as appropriate to allow timely decisions regarding required disclosure and (ii) to Parent’s Knowledge, based on its most recent evaluation prior to the date of this Agreement, has disclosed to Parent’s auditors and the audit committee of the Parent Board (A) any significant deficiencies and material weaknesses in the design or operation of internal controls over financial reporting that are reasonably likely to adversely affect in any material respect Parent’s ability to record, process, summarize and report financial information and (B) any fraud, whether or not material, that involves management or other employees who have a significant role in Parent’s internal controls over financial reporting.

(b) Since December 31, 2024, neither Parent nor any of its Subsidiaries nor, to the Knowledge of Parent, any Representative of Parent or any of its Subsidiaries has received or otherwise obtained Knowledge of any written material complaint, allegation, assertion or claim, regarding the accounting or auditing practices, procedures, methodologies or methods of Parent or any of its Subsidiaries or their respective internal accounting controls relating to periods after December 31, 2024, including any written material complaint, allegation, assertion or claim that Parent or any of its Subsidiaries has engaged in questionable accounting or auditing practices (except for any of the foregoing after the date hereof which have no reasonable basis).

Section 6.8 Absence of Certain Changes. Since January 1, 2026 to the date of this Agreement, no Effects have occurred which have had or would reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect. Since January 1, 2026, Parent and the Parent Subsidiaries have conducted, in all material respects, their respective businesses in the ordinary course consistent with past practice.

Section 6.9 No Undisclosed Liabilities. Except (a) as reflected or otherwise reserved against on the Parent Financial Statements or referenced in the footnotes thereto set forth in the Parent SEC Documents or Parent Disclosure Letter, (b) for liabilities and obligations incurred in the ordinary course of business consistent with past practice since the most recent balance sheet included in the Parent SEC Documents, (c) for liabilities and obligations incurred in connection with the Transactions, and (d) for liabilities and obligations pursuant to any Parent Material Contract other than liabilities or obligations due to material breaches thereunder, neither Parent nor any of its Subsidiaries has incurred any liabilities or obligations that would be required by GAAP to be reflected on a consolidated balance sheet of Parent and its Subsidiaries, other than as have not had and would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect.

Section 6.10 Litigation. There is no Legal Proceeding, pending against (or to Parent’s Knowledge, threatened in writing against or naming as a party thereto) Parent or any of its Subsidiaries that would reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect. Neither Parent nor any of its Subsidiaries is subject to any outstanding Order which has had or would reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect.

Section 6.11 Benefits.

(a) Except as would not reasonably be expected to result in, either individually or in the aggregate, any material liability to Parent and its Subsidiaries, taken as a whole, with respect to each Parent Benefit Plan that is subject to Section 302 or Title IV of ERISA or Section 412, 430 or 4971 of the Code: (i) the minimum funding standard under Section 302 of ERISA and Sections 412 and 430 of the Code has been satisfied and no waiver of any minimum funding standard or any extension of any amortization period has been requested or granted, (ii) no such plan is in “at-risk” status for purposes of Section 430 of the Code, (iii) the present value of accrued benefits under such Parent Benefit Plan, based upon the actuarial assumptions used for funding purposes in the most recent actuarial report prepared by such Parent Benefit Plan’s actuary with respect to such Parent Benefit Plan, did not, as of its latest valuation date, exceed the then current fair market value of the assets of such Parent Benefit Plan allocable to such accrued benefits, (iv) no reportable event within the meaning of Section 4043(c) of ERISA for which the thirty (30)-day notice requirement has not been waived has occurred, (v) all premiums to the PBGC have been timely paid in full, (vi) no liability (other than for premiums to the PBGC) under Title IV of ERISA has been or is expected to be incurred by Parent or any of its Subsidiaries, and (vii) the PBGC has not instituted proceedings to terminate any such Parent Benefit Plan.

(b) None of Parent and its Subsidiaries has, at any time during the last six (6) years, contributed to or been obligated to contribute to a multiemployer plan or a multiple employer plan (within the meaning of ERISA), and none of Parent and its Subsidiaries has incurred any liability that has not been satisfied to a multiemployer plan or multiple employer plan as a result of a complete or partial withdrawal (as those terms are defined in Part I of Subtitle E of Title IV of ERISA) from a multiemployer plan or multiple employer plan.

(c) Except as would not reasonably be expected to have a Parent Material Adverse Effect, each Parent Benefit Plan is in compliance with its terms, ERISA, the Code and other applicable Law. With respect to each Parent Benefit Plan that is intended to qualify under Section 401(a) of the Code (i) a favorable determination letter has been issued by the IRS with respect to such qualification or a timely application for such determination is now pending or is not yet required to be filed and (ii) except as would not reasonably be expected to result in a Parent Material Adverse Effect, no event has occurred since the date of such qualification or exemption that would adversely affect such qualification or exemption.

(d) Except as would not reasonably be expected to have, either individually or in the aggregate, a Parent Material Adverse Effect, all contributions required to be made to any Parent Benefit Plan by applicable law or by any plan document or other contractual undertaking, and all premiums due or payable with respect to insurance policies funding any Parent Benefit Plan, for any period through the date hereof, have been timely made or paid in full or, to the extent not required to be made or paid on or before the date hereof, have been fully reflected on the books and records of Parent.

(e) There are no pending or, to Parent’s Knowledge, threatened claims (other than claims for benefits in the ordinary course), lawsuits or arbitrations which have been asserted or instituted, and, to Parent’s Knowledge, no set of circumstances exists which may reasonably give rise to a claim or lawsuit, against Parent Benefit Plans, any fiduciaries thereof with respect to their duties to Parent Benefit Plans or the assets of any of the trusts under any of Parent Benefit Plans that would reasonably be expected to result in any liability of Parent or any of its Subsidiaries in an amount that would be material to Parent and its Subsidiaries, taken as a whole.

(f) No Parent Benefit Plan provides health, medical, life insurance or death benefits to current or former employees of Parent or any of its Subsidiaries beyond their retirement or other termination of service, other than coverage mandated by COBRA or Section 4980B of the Code, or any similar state group health plan continuation Law, the cost of which is fully paid by such current or former employees or their dependents.

(g) The execution and delivery of this Agreement and the consummation of the Transactions will not (either alone or in combination with another event) (i) result in any material payment or benefit from Parent or any of its Subsidiaries becoming due, or increase the amount of any payment or benefit due, to any current or former employee of Parent or any of its Subsidiaries, (ii) increase any material benefits otherwise payable under any Parent Benefit Plan, or (iii) result in the acceleration of the time of payment or vesting of any material compensation or benefits from Parent or any of its Subsidiaries to any current or former employee of Parent or any of its Subsidiaries.

(h) There are no pending, or, to the Knowledge of Parent, threatened, Legal Proceedings against any Parent Benefit Plan, other than ordinary claims for benefits by participants and beneficiaries or as would not reasonably be expected to have a Parent Material Adverse Effect.

(i) Neither Parent nor any of its Subsidiaries has any actual or potential obligation to reimburse or otherwise “gross-up” any person for any Taxes set forth under Section 409A or 4999 of the Code (or any similar provision of state, local or foreign law).

Section 6.12 Labor.

(a) No employee of Parent or any of its Subsidiaries is represented by a union and, to the Knowledge of Parent, no union organizing efforts have been conducted within the last three (3) years or are now being conducted. Neither Parent nor any of its Subsidiaries is a party to any material collective bargaining agreement or other labor contract. Except as would not reasonably be expected to have a Parent Material Adverse Effect, neither Parent nor any of its Subsidiaries is currently experiencing, or, to the Knowledge of Parent, is there now threatened, a strike, picket, work stoppage, work slowdown or other organized labor dispute.

(b) Except as would not reasonably be expected to have a Parent Material Adverse Effect, (i) each of Parent and its Subsidiaries is in compliance with all applicable Laws relating to the employment of labor, including all applicable Laws relating to wages, hours, collective bargaining, employment discrimination, civil rights, classification of service providers as employees and/or independent contractors, safety and health, workers’ compensation, pay equity and the collection and payment of withholding or social security taxes and (ii) neither Parent nor any of its Subsidiaries has incurred any liability or obligation under the Worker Adjustment and Retraining Notification Act or any similar state or local Law that remains unsatisfied.

Section 6.13 Taxes.

(a) All material Tax Returns required to be filed by or with respect to Parent and each of its Subsidiaries have been timely filed (taking into account any valid extensions of time within which to file), and all such Tax Returns are true, complete and correct in all material respects. All material Taxes required to be paid by or on behalf of Parent and each of its Subsidiaries (whether or not shown as due on a Tax Return) have been timely paid.

(b) Parent (i) for all taxable years beginning with its taxable year ended December 31, 1992, through its taxable year ended December 31, 2025, has been organized and operated in conformity with the requirements to qualify for, and has been subject to, taxation as a REIT; (ii) has been organized and operated since January 1, 2026 through the date hereof, and intends to continue to be organized and to operate through the Effective Time, in such a manner as to enable Parent to continue to meet the requirements for qualification and taxation as a REIT for any taxable year that ends after the date hereof and on or before the Closing Date; and (iii) has not taken or omitted to take any action that could reasonably be expected to result in its failure to qualify for taxation as a REIT prior to the Effective Time, and no challenge by the IRS or any other Taxing Authority to its status or qualification for taxation as a REIT is pending or, to the Knowledge of Parent, threatened.

(c) Except as would not, individually or in the aggregate, reasonably be expected to have a Parent Material Adverse Effect, (i) there are no current audits, disputes, examinations or other proceedings pending with respect to any Taxes or Tax Returns of Parent or its Subsidiaries, (ii) Parent and its Subsidiaries have not received a written notice or announcement of any audits, disputes, examinations or proceedings with respect to Taxes, (iii) no deficiency for Taxes of Parent or any of its Subsidiaries has been claimed, proposed or assessed in writing or, to Parent’s Knowledge, threatened, by any Taxing Authority, which deficiency has not yet been settled or otherwise resolved, and (iv) neither Parent nor any of its Subsidiaries has waived any statute of limitations with respect to Taxes or agreed to any extension of time with respect to any Tax assessment or deficiency for any open Tax year. Neither Parent nor any of its Subsidiaries has entered into any “closing agreement” as described in Section 7121 of the Code (or any similar provision of state, local or foreign Tax Law).

(d) Section 6.13(d) of the Parent Disclosure Letter sets forth a true and complete list of each entity in which Parent directly or indirectly owns an interest that is a REIT (a “Parent REIT Subsidiary”), a Qualified REIT Subsidiary or a Taxable REIT Subsidiary and the U.S. federal income tax classification of each such entity.

(e) Neither Parent nor any of its Subsidiaries holds any asset the disposition of which would be subject to (or to rules similar to) Section 1374 of the Code, nor has it disposed of any such asset during its current taxable year. Each Subsidiary of Parent that is a partnership, joint venture, or limited liability company and which has not elected to be a Taxable REIT Subsidiary or a REIT and is not treated as a Qualified REIT Subsidiary is treated for U.S. federal income tax purposes as a partnership or disregarded entity, as the case may be, and not as a corporation or an association taxable as a corporation.

(f) Parent and its Subsidiaries have complied, in all material respects, with all applicable Laws relating to the payment and withholding of Taxes (including withholding of Taxes pursuant to Sections 1441, 1442, 1445, 1446 and 3402 of the Code or similar provisions under any state and foreign Laws) and have duly and timely withheld and, in each case, have paid over to the appropriate Taxing Authorities all material amounts required to be so withheld and paid over on or prior to the due date thereof under all applicable Laws.

(g) There are no Liens for Taxes upon any property or assets of Parent or any of its Subsidiaries except for Permitted Liens.

(h) Since its taxable year ended December 31, 2014, neither Parent nor any of its Subsidiaries (i) has incurred any liability for material Taxes under Sections 856(c)(7), 856(g)(5), 857(b), 857(f), 860(c) or 4981 of the Code which has not been previously paid or (ii) has incurred any liability for material Taxes other than (A) in the ordinary course of business or consistent with past practice or (B) transfer or similar Taxes arising in connection with sales of property.

(i) Neither Parent nor any of its Subsidiaries has requested, has received or is subject to any written ruling of a Governmental Entity or has entered into any written agreement with a Governmental Entity with respect to any Taxes.

(j) There are no Tax allocation or sharing agreements or similar arrangements with respect to or involving Parent or any of its Subsidiaries (other than (i) any agreements or arrangements solely between or among Parent or any of its Subsidiaries or (ii) any customary Tax indemnification provisions contained in any commercial agreements entered into in the ordinary course of business and the primary purpose of which does not relate to Taxes) that are currently in force, and after the Closing Date neither Parent nor any of its Subsidiaries shall be bound by any such Tax allocation agreements or similar arrangements or have any liability thereunder for amounts due in respect of periods prior to the Closing Date. Neither Parent nor any of its Subsidiaries (A) has been a member of an affiliated group filing a consolidated federal income Tax Return (other than a group the common parent of which is or was Parent) or (B) has any liability for the Taxes of any Person (other than Parent or any of its Subsidiaries) under Treasury Regulation Section 1.1502-6 (or any similar provision of state, local, or foreign Law) or as a transferee or successor, or by contract (excluding customary indemnification provisions contained in credit or other commercial agreements entered into in the ordinary course of business and the primary purposes of which do not relate to Taxes).

(k) Neither Parent nor any of its Subsidiaries has participated in any “listed transaction” within the meaning of Treasury Regulation Section 1.6011-4(b)(2).

(l) Neither Parent nor any of its Subsidiaries has constituted either a “distributing corporation” or a “controlled corporation” (within the meaning of Section 355(a) of the Code) in a distribution of stock intended to qualify for tax-free treatment under Section 355 of the Code (i) in the two (2) years prior to the date of this Agreement or (ii) in a distribution which could otherwise constitute a “plan” or “series of related transactions” (within the meaning of Section 355(a) of the Code) in conjunction with the Transactions.

(m) Since Parent’s taxable year ended December 31, 2014, neither Parent nor any of its Subsidiaries (other than any Taxable REIT Subsidiary) has or has had any earnings and profits at the close of any taxable year (including such taxable year that will close as of the Closing Date) attributable to such entity or any other corporation accumulated in any non-REIT year within the meaning of Section 857 of the Code.

(n) There are no Parent Tax Protection Agreements (as hereinafter defined) in force (in whole or in part) as of the date hereof. As used herein, “Parent Tax Protection Agreements” means any written agreement to which Parent or any of its Subsidiaries is a party pursuant to which (i) any liability to direct or indirect holders of equity interests in a Parent Subsidiary Partnership relating to Taxes may arise, whether or not as a result of the consummation of the Transactions and/or (ii) in connection with the deferral of income Taxes a holder of equity interests in a Parent Subsidiary Partnership, Parent or its Subsidiaries have agreed to (A) maintain a minimum level of debt, continue a particular debt or provide rights to guarantee debt (including through deficit capital account restoration obligations, contribution agreements, indemnities or other arrangements that shift risk of loss with respect to debt), (B) retain or not dispose of assets for a period of time that has not since expired, (C) only dispose of assets in a particular manner, (D) use (or refrain from using) a particular method for allocating one or more liabilities of such party or any of its Subsidiaries under Section 752 of the Code, and/or (E) offer in-kind redemptions. Section 6.13(n) of the Parent Disclosure Letter sets forth a true and complete list of guarantees (as defined in clause (A)) of Parent Subsidiary Partnership debt. As used herein, “Parent Subsidiary Partnership” means a Parent Subsidiary that is a partnership for U.S. federal income tax purposes.

(o) Each Parent REIT Subsidiary (i) for all taxable years commencing with such Parent REIT Subsidiary’s formation and through December 31, 2025, has been subject to taxation as a REIT and has satisfied all requirements to qualify as a REIT for such years; (ii) has operated since January 1, 2026 to the date hereof in a manner consistent with the requirements for qualification and taxation as a REIT; (iii) intends to continue to operate in such a manner as to qualify as a REIT; and (iv) has not taken or omitted to take any action that could reasonably be expected to result in such Parent REIT Subsidiary’s failure to qualify as a REIT or in a challenge by the IRS or any other Taxing Authority to its status as a REIT, and no such challenge is pending or threatened, to the Knowledge of Parent or such Parent REIT Subsidiary.

(p) No entity in which Parent directly or indirectly owns (or owned at any point since December 31, 2014) an interest (including but not limited to Parent OP) is or at any time since the later of such entity’s formation and the date on which Parent acquired a direct or indirect interest in such entity has been a “publicly traded partnership” taxable as a corporation under Section 7704(b) of the Code. At all times since the later of such entity’s formation and the date on which Parent acquired a direct or indirect interest in such entity, each of Parent OP and any other Parent Subsidiary Partnership, (A) either (i) has satisfied the requirements of the private placement safe harbor in accordance with Treasury Regulation Section 1.7704-1(h) or (ii) has satisfied the requirements for the lack of actual trading safe harbor in accordance with Treasury Regulations Section 1.7704-1(j) or (B) beginning with the first taxable year in which the applicable partnership did not satisfy the components of clause (A), for all taxable years after the first taxable year in which the applicable partnership did not satisfy the components of clause (A), such partnership has satisfied the “gross income” requirements of Section 7704(c)(2) of the Code.

(q) As of the date of this Agreement, neither Parent nor any of its Subsidiaries is aware of any fact or circumstance, or has taken or agreed to take any action, that could reasonably be expected to (i) prevent or impede the Merger from qualifying as a “reorganization” within the meaning of Section 368(a) of the Code or (ii) prevent or impede the Asset Contribution from qualifying in its entirety as a contribution pursuant to Section 721(a) of the Code in which no gain or loss will be recognized for U.S. federal income tax purposes.

(r) Merger Sub is, since its formation has been, and at the Effective Time will be, properly treated as a disregarded entity of Parent for U.S. federal income tax purposes.

Section 6.14 Contracts.

(a) Except as filed as exhibits to the Parent SEC Documents filed prior to the date hereof, Section 6.14(a) of the Parent Disclosure Letter sets forth a list or description of each Contract to which Parent or any of its Subsidiaries is a party or by which any of their respective properties or assets are bound, excluding Benefit Plans, which, as of the date of this Agreement:

(i) is required to be filed as an exhibit to Parent’s Annual Report on Form 10-K pursuant to Item 601(b)(10) of Regulation S-K promulgated by the SEC;

(ii) contains any material non-compete or exclusivity provisions with respect to any line of business or geographic area with respect to Parent or any of its Subsidiaries, or upon consummation of the Transactions, the Company or its Subsidiaries, or which restricts the conduct of any line of business that is material to Parent and its Subsidiaries, except for (A) any ground lease affecting any Parent Property, (B) customary use, exclusivity or similar restrictions contained in leases entered into in the ordinary course of business with tenants that do not materially and adversely restrict the current use or operation of the applicable Parent Property, and (C) customary exclusivity restrictions contained in material supply agreements related to construction entered into in the ordinary course of business;

(iii) constitutes Indebtedness (including any guarantee thereof) in an amount, with respect to any such individual item of Indebtedness, in excess of $10,000,000 or any letter of credit or similar instrument, with respect to any individual letter of credit or similar instrument in excess of $2,500,000, issued for the account of Parent or any Parent Subsidiary or mortgaging, pledging or otherwise placing a Lien securing obligations in an amount, with respect to any such individual Lien, in excess of $10,000,000 on any portion of the assets of Parent or any Parent Subsidiary, other than any such agreement, indenture, letter of credit or instrument solely between or solely among Parent, Parent OP and wholly owned Parent Subsidiaries;

(iv) requires Parent or any of its Subsidiaries to dispose of or acquire real property (or an interest therein) with a fair market value in excess of $1,000,000, or provides for any pending or contemplated merger, consolidation or similar business combination transaction involving Parent or any of its Subsidiaries, except for, in each case, (x) any Parent Leased Real Property, (y) any ground lease affecting any Parent Property or (z) any Parent Development Property or Parent Redevelopment Property or any contract or option to purchase land;

(v) constitutes an interest rate cap, interest rate collar, interest rate swap or other contract or agreement relating to a hedging transaction with an outstanding obligation of Parent or its Subsidiaries not reasonably estimated to exceed $1,000,000;

(vi) is intended to reduce or eliminate the fluctuations in the prices of commodities;

(vii) (A) is a Parent Joint Venture or (B) relates to a Parent Joint Venture and involves annual payments or other consideration to the parties thereunder in excess of $20,000,000 in the aggregate;

(viii) constitutes a loan to any Person (other than Parent OP or a wholly owned Parent Subsidiary) by Parent or any of its Subsidiaries (other than advances made pursuant to and expressly disclosed in leases with respect to Parent Leased Real Property or pursuant to any disbursement agreement, development agreement, or development addendum entered into in connection with a lease with respect to Parent Leased Real Property with respect to the development, construction, or equipping of Parent Properties or the funding of improvements to Parent Properties) in an amount in excess of $5,000,000;

(ix) relates to the ongoing or scheduled development, construction or capital expenditures, in each case requiring aggregate payments by Parent or any of its Subsidiaries in excess of $50,000,000 in any twelve (12)-month period, except in connection with (A) any Parent Development Property or Parent Redevelopment Property and (B) for any lease with respect to Parent Leased Real Property or any ground lease affecting any Parent Property;

(x) prohibits the payment of dividends or distributions in respect of Parent Common Shares or shares of any Parent Subsidiary;

(xi) grants to any Person a right of first refusal, a right of first offer or an option to purchase, acquire, sell or dispose of any Parent Property that, individually or in the aggregate, is material to Parent;

(xii) pursuant to which Parent is lessee of any personal property or real property owned by any other party, for which the aggregate rental amount exceeds $10,000,000 in any twelve (12)-month period (other than ground leases);

(xiii) pursuant to which Parent or any of its Subsidiaries manages, is a development manager of, or the leasing agent of any real properties owned or ground leased by any third party Person under which the aggregate annual payments or other consideration to Parent or any Subsidiary thereunder is more than $5,000,000 in the aggregate;

(xiv) is a material collective bargaining agreement;

(xv) governs the development or ownership of Intellectual Property Rights developed for or on behalf of Parent or any of its Subsidiaries, which Intellectual Property Rights are material to their business, taken as a whole, by any third party; or

(xvi) includes the grant to or receipt from a third party of any material license, covenant not to sue or other material right to use any Intellectual Property Rights, other than non-exclusive licenses (A) granted to customers, distributors, resellers and business partners in the ordinary course of business or (B) on standardized terms for commercially available Software or technology.

(b) Each Contract of the type described above in Section 6.14(a) and in effect on the date of this Agreement, whether or not set forth in Section 6.14(a) of the Parent Disclosure Letter, is referred to herein as a “Parent Material Contract.” As of the date hereof, except as, individually or in the aggregate, has not had and would not reasonably be expected to have a Parent Material Adverse Effect, (i) each Parent Material Contract is legal, valid and binding on Parent and each Parent Subsidiary that is a party thereto, and is in full force and effect, except as may be limited by the Enforceability Exceptions, (ii) neither Parent nor any of its Subsidiaries, nor, to Parent’s Knowledge, any other party thereto, is in material breach or violation of, or default under, any Parent Material Contract, and (iii) to Parent’s Knowledge, no event has occurred that with notice or lapse of time or both would constitute a material violation, breach or default under any Parent Material Contract. Neither Parent nor any of its Subsidiaries has received notice of any material breach, violation or default under any Parent Material Contract, except for breaches, violations or defaults that would not, individually or in the aggregate, reasonably be expected to have a Parent Material Adverse Effect.

(c) Parent has delivered or made available to the Company or provided to the Company for review, prior to the execution of this Agreement, true and complete copies of all of the Parent Material Contracts.

Section 6.15 Investment Company Act. Neither Parent nor any of its Subsidiaries is, or as of immediately prior to the Effective Time will be, required to be registered as an investment company under the Investment Company Act of 1940, as amended.

Section 6.16 Environmental Matters.

Except as, individually or in the aggregate, would not reasonably be expected to have a Parent Material Adverse Effect:

(a) Parent and each Parent Subsidiary are in compliance with all Environmental Laws.

(b) Neither Parent nor any of its Subsidiaries has received any written notice, demand, letter or claim alleging that Parent or any such Parent Subsidiary is in violation of, or liable under, any Environmental Law or that any Order has been issued against Parent or any of its Subsidiaries under Environmental Law, which remains unresolved.

(c) There is no litigation, investigation, request for information or other proceeding pending or, to the Knowledge of the Parent, threatened against Parent or any of its Subsidiaries under any Environmental Law.

(d) Neither Parent nor any of its Subsidiaries has entered into or agreed to any Order, or is subject to any Order, relating to compliance with Environmental Laws, Environmental Permits or the investigation, sampling, monitoring, treatment, remediation, removal, cleanup or Release of Hazardous Substances.

(e) To the Knowledge of Parent, neither the Parent nor any of its Subsidiaries has (i) generated, treated, stored, disposed of, arranged for or permitted the disposal of, transported, or Released any Hazardous Substance, or (ii) leased, owned, or operated any real property that is or has been contaminated by any Hazardous Substance, in each case that has given or would reasonably be expected to give rise to a liability of the Parent or any of its Subsidiaries under any Environmental Law.

(f) To the Knowledge of Parent, neither Parent nor any of its Subsidiaries has assumed, by contract, any liability under any Environmental Law or relating to any Hazardous Substances, or is an indemnitor in connection with any threatened or asserted claim by any third-party indemnitee for any liability under any Environmental Law or relating to any Hazardous Substances.

Section 6.17 Intellectual Property.

(a) Section 6.17(a) of the Parent Disclosure Letter sets forth a list, as of the date of this Agreement, of all of the Owned Registered Parent IP, and, identifying for each such item as applicable, (i) the record owner, (ii) the applicable jurisdiction, (iii) the issuance, registration, or application number, and (iv) the filing date and issuance, registration, and grant date.

(b) Except as would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect, (i) each of Parent and each Parent Subsidiary owns or otherwise has all Intellectual Property Rights used in or practiced by the conduct of its business, and (ii) will continue to have such rights without termination or other material change immediately following the Closing.

(c) To the Knowledge of Parent, Parent and its Subsidiaries exclusively own the Owned Parent IP material to their businesses free and clear of all Liens, other than Permitted Liens, and have not granted any exclusive licenses except as would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect.

(d) Since December 31, 2024, (i) except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect, the operation of Parent’s and its Subsidiaries’ businesses has not infringed upon or misappropriated, and is not infringing upon or misappropriating, the Intellectual Property Rights of another Person, and (ii) no action, claim or proceeding alleging infringement, misappropriation, or other violation of any Intellectual Property Right of another Person is pending or, to the Knowledge of Parent, threatened against Parent or any of its Subsidiaries which could reasonably be expected to be material to the business of Parent and its Subsidiaries. Since December 31, 2024, neither Parent nor any of its Subsidiaries has received any written notice relating to any actual or alleged infringement, misappropriation, or violation of any Intellectual Property Right of another Person by Parent or any of its Subsidiaries that could reasonably be expected to be material to the business of Parent and its Subsidiaries. Except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect, to the Knowledge of Parent, no Person or any of such Person’s products or services or other operation of such Person’s business is infringing, misappropriating or otherwise violating any Owned Parent IP in any material respect.

(e) Except for such Legal Proceedings that, if resolved against Parent or any of its Subsidiaries, would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect, there are no Legal Proceedings challenging the scope, ownership, validity or enforceability of the Owned Registered Parent IP or, to the Knowledge of Parent, any other Intellectual Property Rights licensed exclusively to Parent and, since December 31, 2024, no such Legal Proceedings have been threatened in writing against Parent or any of its Subsidiaries.

(f) Parent and its Subsidiaries take reasonable actions to maintain and protect their material Trade Secrets, and except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect, no Trade Secrets held by or on behalf of Parent or any of its Subsidiaries have been subject to unauthorized access, disclosure or misuse, or have otherwise been accessed by any Person other than Persons subject to binding obligations of confidentiality in favor of Parent or its Subsidiaries that, to the Knowledge of Parent, have not been breached in any material respect.

Section 6.18 Information Technology; Data Protection.

(a) Parent and its Subsidiaries have taken commercially reasonable efforts to (i) protect and maintain the confidentiality, integrity and security of all Parent IT Assets and the material information stored or contained therein or transmitted thereby from any unauthorized use, access, interruption or modification by any Person, and (ii) prevent the introduction of any Malicious Code to any Parent IT Assets. Except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect, all Parent IT Assets (x) are free from any defect, (y) do not contain any Malicious Code, and (z) operate as needed for the conduct of the business of Parent and its Subsidiaries.

(b) Except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect, since December 31, 2024, there have been no Parent Data Security Incidents. Parent and its Subsidiaries have taken commercially reasonable steps to provide for archival, back-up, recovery and restoration of all data and records material to their businesses.

(c) Except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect, since December 31, 2024, Parent and its Subsidiaries have (i) established and implemented written policies and organizational, physical, administrative and technical measures regarding privacy, cyber security, data protection and the Processing of Personal Data, in each case, that are commercially reasonable, designed to protect against the loss and unauthorized access, use, modification or disclosure of Personal Data, and that meet or exceed all Parent Privacy and Security Requirements, and (ii) complied with all Parent Privacy and Security Requirements.

(d) Except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect, since December 31, 2024, neither Parent nor any of its Subsidiaries has received any written notice from any Governmental Entity (including any enforcement notice), letter, or complaint alleging, or providing notice of any investigation concerning, any noncompliance with any applicable Parent Privacy and Security Requirements, and no claim, inquiry, enforcement action or other Legal Proceeding of any nature alleging a violation of Parent Privacy and Security Requirements by Parent or any of its Subsidiaries has been pending.

Section 6.19 Compliance with Laws; Permits.

(a) (i) Each of Parent and the Parent Subsidiaries has complied and is in compliance with all Laws which affect the business, properties or assets of Parent and its Subsidiaries, and (ii) no written notice has been received by Parent or any of its Subsidiaries or, to Parent’s Knowledge, threatened against Parent or any of its Subsidiaries alleging any non-compliance with any such Laws, except in each case above for such non-compliance that has not had and would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect.

(b) Except for Parent Development Properties and Parent Redevelopment Properties for which any Parent Permits are reasonably expected to be obtained in the ordinary course of development or redevelopment, as applicable, Parent and its Subsidiaries are in possession of all authorizations, licenses, permits, certificates, approvals and clearances of any Governmental Entity necessary for Parent and its Subsidiaries to own, lease and operate their properties or to carry on their business substantially in the manner described in the Parent SEC Documents filed prior to the date hereof and substantially as is being conducted as of the date of this Agreement (the “Parent Permits”) and all of the Parent Permits are valid, and in full force and effect, except, in each case, where the failure by Parent or a Parent Subsidiary, as applicable, to possess and maintain any Parent Permit in full force and effect has not had and would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect.

Section 6.20 Properties.

(a) Section 6.20(a) of the Parent Disclosure Letter sets forth a complete and accurate list of each material real property owned by Parent or its Subsidiaries (the “Parent Owned Real Property”) and sets forth the common street address for such Owned Real Property and the applicable owner of such Owned Real Property. Except as would not, individually or in the aggregate, reasonably be expected to be material to Parent and its Subsidiaries (taken as a whole), and except for Permitted Liens, (i) there are no outstanding options, rights of first offer or rights of first refusal to purchase any Parent Owned Real Property or any portion thereof or interest therein, and (ii) to the Knowledge of Parent, there are no boundary disputes relating to any Parent Owned Real Property and no encroachments adversely affecting the use of any Parent Owned Real Property.

(b) Section 6.20(b) of the Parent Disclosure Letter sets forth a complete and accurate list as of the date of this Agreement of all material leases and subleases granted to Parent or its Subsidiaries and the real property leased by Parent or any of the Parent Subsidiaries (collectively, the “Parent Leased Real Property” and, together with the Parent Owned Real Property, and in each case, inclusive of (i) all buildings, structures and other improvements and fixtures located on or under such Parent Owned Real Property and/or Parent Leased Real Property and (ii) all easements, rights and other appurtenances to such Parent Owned Real Property and/or Parent Leased Real Property, and subject to any easements, impairments, rights and other appurtenances affecting Parent Owned Real Property and/or Parent Leased Real Property, the “Parent Properties”).

(c) Except as would not have, or would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect, and except for Permitted Liens, Parent or a Parent Subsidiary has good and valid title to, and marketable and insurable fee simple interest in or a valid leasehold interest in, each of the Parent Properties, in each case free and clear of Liens. None of Parent or any of its Subsidiaries owns or leases any material real property which is not set forth on Section 6.20(a) or Section 6.20(b) of the Parent Disclosure Letter.

(d) Section 6.20(d) of the Parent Disclosure Letter sets forth a complete and accurate list of the real property which, as of the date of this Agreement, (i) is under contract by Parent or a Parent Subsidiary to be purchased by Parent or a Parent Subsidiary that, upon the closing of such purchase, would otherwise have been required to be disclosed under Section 6.20(a) of the Parent Disclosure Letter or (ii) is required under a Contract to be leased or subleased by Parent or a Parent Subsidiary as a lessee or sublessee after the date of this Agreement that, upon consummating such leasehold interest, would otherwise have been required to be disclosed under Section 6.20(b) of the Parent Disclosure Letter. There are no material real properties that Parent or any of its Subsidiaries is obligated to buy, lease or sublease at some future date.

(e) Section 6.20(e) of the Parent Disclosure Letter sets forth a complete and accurate list of all real property ground leased by the Parent or its Subsidiaries (the “Parent Ground Leased Real Property”) and sets forth the common street address and each applicable lease, sublease, or other occupancy arrangement, whether written or oral (together with the applicable parties thereto) affecting such Parent Ground Leased Real Property, and any amendments, guarantees, supplements or other modifications thereto (each, a “Parent Ground Lease”). True, correct and complete copies of all Parent Ground Leases have been made available to the Company. Except as has not had, and would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect, each Parent Ground Lease is valid, binding and enforceable against the parties thereto. Except as has not had, and would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect, (i) the Parent or a Parent Subsidiary has a good and valid leasehold interest in the Parent Ground Leased Real Property pursuant to the applicable Parent Ground Lease, free and clear of all Liens (except Permitted Liens), (ii) each such Parent Ground Lease is in full force and effect, subject to the Enforceability Exceptions, and (iii) none of the Parent or any of its Subsidiaries has received written notice, or delivered notice to any other party, of any material default, and no event has occurred or circumstance exists which, with the delivery of notice, the passage of time or both, would constitute a material default, under any Parent Ground Lease, other than defaults that have been cured or waived in writing or would not reasonably be expected to prevent, materially delay or materially impair the consummation of the Transactions.

(f) Except for Parent Development Properties (solely to the extent such access is restricted due to current construction), to Parent’s Knowledge, each of the Parent Properties has sufficient direct or indirect access to and from publicly dedicated streets for its current use and operation, without any constraints that materially interfere with the normal use, occupancy and operation thereof.

(g) Neither Parent nor any Parent Subsidiary has received any written notice to the effect that (i) any condemnation or rezoning proceedings are pending or, to Parent’s Knowledge, threatened with respect to any of the Parent Properties, that would interfere in any material manner with the current use (or with respect to Parent Development Properties, the future intended use) of the Parent Properties (assuming its continued use in the manner it is currently used), or otherwise impair in any material manner the operations of such Parent Properties (assuming (other than in connection with Parent Development Properties) its continued use in the manner it is currently operated), in each case taken as a whole, or (ii) any Laws, including any zoning regulation or ordinance, building or similar Law, code, ordinance, order or regulation, has been violated (and remains in violation) for any Parent Property (other than violations of any zoning regulation or ordinance resulting from a change to such zoning regulation or ordinance which render such Parent Property legally non-conforming pursuant to such zoning regulations or ordinances), which have not been cured, contested in good faith or which violations would individually, or in the aggregate, have, or reasonably be expected to have, a Parent Material Adverse Effect.

(h) Except as would not have, or would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect, none of Parent nor any Subsidiary of Parent has received written notice to the effect that there are any condemnation proceedings that are pending or, to the Knowledge of Parent, threatened in writing with respect to any material portion of any of the Parent Properties.

(i) Section 6.20(i) of the Parent Disclosure Letter sets forth each Parent Property that is subject to a condominium regime in which a Person other than Parent or a Parent Subsidiary owns a property interest (other than a commercial condominium regime or a condominium in which the Parent Property is structured as a single condominium unit) (a “Parent Condominium Property”) and, except as would not have or be reasonably expected to have, individually or in the aggregate, a Parent Material Adverse Effect, the Parent or the applicable Parent Subsidiary that owns such Parent Condominium Property is not in default of the applicable documents governing such condominium regime.

(j) To the extent Parent or any Parent Subsidiary, as applicable, has title insurance policies or valid marked-up title commitments evidencing title insurance with respect to any Parent Properties (each, a “Parent Title Insurance Policy” and, collectively, the “Parent Title Insurance Policies”), no written claim has been made against any such Parent Title Insurance Policy, which, individually or in the aggregate, would reasonably be expected to have a Parent Material Adverse Effect.

(k) Parent and its Subsidiaries (i) have not received written notice of any structural defects, or violation of law, relating to any Parent Property which would have, or would reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect and (ii) have not received written notice of any physical damage to any Parent Property which would have, or would reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect.

Section 6.21 Information in the Form S-4 and Joint Proxy Statement. None of the information supplied or to be supplied in writing by or on behalf of Parent or any of its Subsidiaries for inclusion or incorporation by reference in (a) the Form S-4 will, at the time such document is filed with the SEC, at any time such document is amended or supplemented or at the time such document is declared effective by the SEC, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein not misleading, or (b) the Joint Proxy Statement will, at the date it is first mailed to the shareholders of Parent and the stockholders of the Company at the time of the Parent Shareholder Meeting and Company Stockholder Meeting, and at the time the Form S-4 is declared effective by the SEC, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances in which they were made, not misleading. The representations and warranties contained in this Section 6.21 will not apply to statements or omissions included in the Form S-4 or the Joint Proxy Statement to the extent based upon information supplied to Parent by or on behalf of the Company.

Section 6.22 Opinion of Financial Advisor. The Parent Board has received the opinion of Morgan Stanley & Co. LLC (the “Parent Financial Advisor Opinion”) to the effect that, as of the date of such opinion and based on and subject to the assumptions, qualifications, limitations and other matters set forth therein, the Exchange Ratio is fair, from a financial point of view, to Parent. Parent shall, promptly following the receipt of such Parent Financial Advisor Opinion, furnish an accurate and complete copy thereof to the Company solely for informational purposes, it being understood and agreed that such Parent Financial Advisor Opinion is for the benefit of the Parent Board and may not be relied upon by the Company or any other Person for any purpose.

Section 6.23 Insurance. Parent and its Subsidiaries are either self-insured or have policies of insurance that afford coverage (to the extent set forth in the policies) to Parent, its Subsidiaries and/or any of their respective employees, properties or assets, including policies of property, fire, workers’ compensation, products liability, directors’ and officers’ liability, and other casualty and liability insurance, in each case in such amounts and with respect to such risks and losses, which Parent reasonably believes are adequate in all material respects for the operation of its business. All such insurance policies are in full effect, no written notice of cancellation has been received by Parent or any of its Subsidiaries under such policies, and there is no existing default or event which, with the giving of notice or lapse of time or both, except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect.

Section 6.24 Related Party Transactions. Except as set forth in Parent SEC Documents made through and including the date of this Agreement or as permitted by this Agreement, from January 1, 2024 through the date of this Agreement there have been no transactions, agreements, arrangements or understandings between Parent or any Parent Subsidiary, on the one hand, and any Affiliates (other than Parent Subsidiaries) of Parent or other Persons, on the other hand, that would be required to be disclosed under Item 404 of Regulation S-K promulgated by the SEC.

Section 6.25 Brokers; Expenses. No broker, investment banker, financial advisor or other Person (other than the Parent Financial Advisors), is entitled to receive any broker’s, finder’s, financial advisor’s or other similar fee or commission in connection with this Agreement or the Merger based upon arrangements made by or on behalf of Parent, Parent OP, Merger Sub or any of their Subsidiaries.

Section 6.26 Takeover Statutes. Subject to the receipt of the Parent Shareholder Approval, Parent has taken such actions and votes as are necessary on its part to render the provisions of any Takeover Statutes, or any similar provisions in the Parent Governing Documents, inapplicable to this Agreement and the Transactions, including the Merger.

Section 6.27 Required Vote. The affirmative vote of the holders of a majority of the Parent Common Shares cast at the Parent Shareholder Meeting is the only vote of the holders of any class or series of equity interests of Parent necessary to approve this Agreement, the Merger, and the issuance of Parent Common Shares in connection with the Merger.

Section 6.28 Ownership of Company Common Stock. Neither Parent nor any of its Subsidiaries beneficially owns, or has beneficially owned at any time within the past three (3) years, directly or indirectly, any shares of Company Common Stock or other securities convertible into, exchangeable for or exercisable for shares of Company Common Stock or any securities of any Company Subsidiary and neither Parent nor any of its Subsidiaries has any rights to acquire any shares of Company Common Stock except pursuant to this Agreement.

Section 6.29 Investigation; Limitation on Warranties; Disclaimer of Other Representations and Warranties. Each of Parent, Parent OP and Merger Sub has conducted its own independent review and analysis of the business, operations, assets, Intellectual Property Rights, technology, liabilities, results of operations, financial condition and prospects of the Company and its Subsidiaries and acknowledges that each of Parent, Parent OP and Merger Sub has been provided access to personnel, properties, premises and records of the Company and its Subsidiaries for such purposes. In entering into this Agreement, each of Parent, Parent OP and Merger Sub has relied solely upon its independent investigation and analysis of the Company and its Subsidiaries, and each of Parent, Parent OP and Merger Sub acknowledges and agrees that it has not been induced by and has not relied upon any representations, warranties or statements, whether express or implied, made by the Company, any of its Subsidiaries, or any of their respective Affiliates, shareholders, controlling persons, trustees or Company representatives that are not expressly set forth in Article V of this Agreement, whether or not such representations, warranties or statements were made in writing or orally. Parent, Parent OP and Merger Sub each acknowledge and agree that, except for the representations and warranties expressly set forth in Article V of this Agreement, (a) the Company does not make, and has not made, any representations or warranties relating to itself or its business or otherwise in connection with the Merger and Parent, Parent OP and Merger Sub are not relying on any representation or warranty except for those expressly set forth in this Agreement, (b) no Person has been authorized by the Company to make any representation or warranty relating to itself or its business or otherwise in connection with the Merger, and if made, such representation or warranty must not be relied upon by Parent or Merger Sub as having been authorized by such party and (c) any estimates, projections, predictions, data, financial information, memoranda, presentations or any other materials or information provided or addressed to Parent, Parent OP, Merger Sub or any of their representatives are not and shall not be deemed to be or include representations or warranties unless any such materials or information is the subject of an express representation or warranty set forth in Article V of this Agreement.

Section 6.30 Parent PropTech Investments. Section 6.30 of the Parent Disclosure Letter sets forth the agreements to which Parent or any Parent Subsidiary is a party providing for an investment in, or a right of Parent or any Parent Subsidiary to acquire an interest in, PropTech, including (A) direct or indirect equity or ownership interests (or securities convertible or exchangeable into equity securities or ownership interests) in PropTech operating companies and (B) limited partner, member or similar interests in PropTech-focused investment funds (any such direct or indirect investments or rights to buy, “Parent PropTech Investment”). Parent or the applicable Parent Subsidiary owns its respective Parent PropTech Investments (free and clear of all Liens, other than restrictions on transfer arising under applicable securities Laws or the governing documents of such Parent PropTech Investments). Neither Parent nor any Parent Subsidiary has any obligation to make any capital contribution, loan or other funding with respect to any Parent PropTech Investment, other than capital commitments disclosed on Section 6.30 of the Parent Disclosure Letter. Except as disclosed on Section 6.30 of the Parent Disclosure Letter, Parent does not control, and does not have the ability to direct the management or policies of, any Parent PropTech Investment. None of the Parent PropTech Investments constitutes a “material subsidiary” of Parent for purposes of the Exchange Act, and none of the Parent PropTech Investments is required to be consolidated with Parent for financial reporting purposes, except as reflected in the Parent SEC Documents.

Section 6.31 No Other Representations or Warranties. Except for the representations and warranties set forth in this Article VI, neither Parent nor any other Person makes any express or implied representation or warranty with respect to Parent or with respect to any other information provided to the Company in connection with the Transactions. Parent hereby disclaims any other express or implied representations or warranties. Parent is not, directly or indirectly, making any representations or warranties regarding any pro-forma financial information, financial projections or other forward-looking information or statements of Parent or any of its Subsidiaries.

ARTICLE VII

CONDUCT OF BUSINESS PENDING THE MERGER

Section 7.1 Conduct of Business by the Company Pending the Closing.

(a) During the period from the date of this Agreement and the earlier to occur of the Effective Time and the date, if any, on which this Agreement is terminated pursuant to Section 10.1 (the “Interim Period”), except (i) to the extent required by Law, (ii) as otherwise expressly required or expressly permitted by this Agreement, (iii) as may be consented to in writing by Parent (which consent shall not be unreasonably withheld, delayed or conditioned) or (iv) as set forth in the Company Disclosure Letter, the Company shall, and shall cause the Company Subsidiaries (with respect to the Company Subsidiaries set forth on Section 1.1(b)(i) of the Company Disclosure Letter, only to the extent the Company exercises control) to, use commercially reasonable efforts to (A) carry on their respective businesses in all material respects in the ordinary course, consistent with past practice, (B) maintain its and their material assets and properties in their current condition (normal wear and tear excepted), (C) preserve intact in all material respects their present business organizations, ongoing businesses and significant business relationships, (D) keep available the services of their present officers (it being understood and agreed that, notwithstanding the foregoing, the Company may change, remove or replace officers and directors of and Company Subsidiary (including any captive insurance company subsidiary or any entity for which a Company Subsidiary serves as the service provider) without the consent of Parent, provided that the Company’s own officers remain the same), and (E) preserve the Company’s status and any Company REIT Subsidiary’s status as a REIT within the meaning of the Code and preserve the status of the Company DownREIT as a partnership for U.S. federal income tax purposes.

(b) Without limiting the generality of Section 7.1(a), during the Interim Period, except (1) to the extent required by Law, (2) as otherwise expressly required or expressly permitted by this Agreement or (3) as may be consented to in writing by Parent (which consent shall not be unreasonably withheld, delayed or conditioned), the Company shall not and shall cause its Subsidiaries (but with respect to the Company Subsidiaries set forth on Section 1.1(b)(i) of the Company Disclosure Letter, only to the extent the Company exercises control), not to:

(i) (A) amend (1) the Company Articles or Company Bylaws or (2) any equivalent organizational or governing documents of any Company Subsidiary or any Company Joint Venture, solely in the case of clause (2), in a manner that would materially and adversely affect the Company or any of its Subsidiaries or would materially and adversely affect the ability of the Company to consummate the Transactions; provided that the Company and its Subsidiaries may amend the organizational or governing documents of any Company Majority Joint Venture to effectuate actions expressly permitted by this Agreement or (B) waive any provision of Article IX of the Company Articles;

(ii) split, combine, subdivide or reclassify any shares of capital stock, units or other equity securities or ownership interests of the Company or any of its Subsidiaries;

(iii) except for (A) issuances by a wholly owned Subsidiary of the Company to the Company or another wholly owned Subsidiary of the Company, (B) issuances of shares of Company Common Stock pursuant to the settlement of a Company Equity Award that is outstanding as of the date of this Agreement or granted after the date of this Agreement in compliance with this Agreement, in each case, in accordance with the terms of the award agreement governing such Company Equity Award, (C) issuances of Company Equity Awards that are otherwise expressly permitted by this Agreement, (D) issuances of shares of Company Common Stock pursuant to the Company ESPP or the Company DRIP, (E) issuances of shares of Company Common Stock pursuant to the settlement of any Forward Sale Agreement entered into by the Company prior to the date hereof or (F) as otherwise contemplated in Section 7.1(b) of the Company Disclosure Letter, issue, sell, pledge, dispose, encumber or grant any shares of Company Common Stock or any of the Company Subsidiaries’ capital stock, or any options, warrants, convertible securities or other rights of any kind to acquire any shares of Company Common Stock or any of the Company Subsidiaries’ capital stock or other equity interests;

(iv) declare, set aside or pay any dividend on or make any other distributions (whether in cash, stock, property or otherwise) with respect to shares of capital stock of the Company or any of its Subsidiaries or other equity securities or ownership interests in the Company or any of its Subsidiaries, except for (A) the authorization and payment by the Company of dividends in accordance with Section 7.6, (B) the authorization and payment by the Company of any REIT Distribution in accordance with Section 7.6(b) and any matching distribution permitted by Section 7.6(c) in connection with a REIT Distribution by Parent, in each case in accordance with Section 7.6(b) and Section 7.6(c), (C) the authorization and payment of dividends or other distributions to the Company by any directly or indirectly wholly owned Company Subsidiary, (D) the crediting of dividend equivalent payments pursuant to the terms of Company Equity Awards, (E) distributions by any Company Subsidiary that is not wholly owned, directly or indirectly, by the Company, in accordance with the requirements of the organizational documents of such Company Subsidiary or, with respect to any Company REIT Subsidiary, as is reasonably necessary for such Company REIT Subsidiary to maintain its qualification as a REIT under the Code or applicable state Law and avoid the imposition of any entity level income or excise Tax under the Code or applicable state Law, and (F) as otherwise contemplated by Section 7.1(b) of the Company Disclosure Letter;

(v) except as required by a Company Benefit Plan, redeem, purchase or otherwise acquire, or offer to redeem, purchase or otherwise acquire, any Company Equity Interests, except from holders of (i) Company Equity Awards in full or partial payment of any purchase or exercise price or any applicable Taxes payable by such holder upon the lapse of restrictions on, or settlement of, such Company Equity Awards and (ii) fractional interests of Company Equity Interests solely with respect to the fractional interests;

(vi) acquire or agree to acquire (including by merger, consolidation or acquisition of stock or assets) any real property, personal property (other than acquisitions of personal property amounting to less than $5,000,000 in the aggregate), corporation, partnership, limited liability company, other business organization or any division or material amount of assets thereof, except (A) acquisitions by the Company or any wholly owned Company Subsidiary of or from an existing wholly owned Company Subsidiary, (B) acquisitions pursuant to existing purchase rights or options set forth on Section 7.1(b) of the Company Disclosure Letter or as required or permitted pursuant to the organizational or governing documents of any Company Joint Venture, or (C) acquisitions (1) that would not reasonably be expected to materially delay, impede or affect the consummation of the Transactions and (2) for which the fair market value of the total consideration paid by the Company and its Subsidiaries does not exceed $150,000,000 individually or $500,000,000 in the aggregate;

(vii) sell, pledge, lease, assign, transfer, dispose of, grant any Lien (other than a Permitted Lien) on, abandon or allow to lapse, or effect a deed in lieu of foreclosure with respect to, any property (other than sales or dispositions of personal property, tax credits and renewable energy credits amounting to less than $5,000,000 in the aggregate) or assets (including Intellectual Property Rights and Company PropTech Investments), except (A) as set forth on Section 7.1(b) of the Company Disclosure Letter, including pursuant to existing sale rights or options set forth on Section 7.1(b) of the Company Disclosure Letter or as required or permitted pursuant to the organizational or governing documents of any Company Joint Venture, (B) pledges and encumbrances on property and assets in the ordinary course of business and that would not be material to any Company Property or any assets of the Company or any of its Subsidiaries, (C) if the fair market value of the total consideration received by the Company and its Subsidiaries does not exceed $150,000,000 individually or $500,000,000 in the aggregate, (D) sales among the Company or any wholly owned Company Subsidiary, with, to or from any wholly owned Company Subsidiary, (E) sales pursuant to existing purchase rights or options set forth on Section 7.1(b) of the Company Disclosure Letter and (F) the lapse, abandonment or exclusive licensing of Intellectual Property Rights in the ordinary course of business consistent with past practice; provided, that notwithstanding anything to the contrary herein, the Company shall not, and shall cause its Subsidiaries not to, sell, transfer or otherwise dispose of any property if such sale, transfer or other disposition would give rise to income that is subject to tax at the Company level if no distribution is made by the Company with respect to shares of its common stock in excess of the distribution permitted by Section 7.6(a)(i);

(viii) incur, create, assume, refinance or replace any Indebtedness for borrowed money or assume, guarantee or endorse, or otherwise become responsible (whether directly, contingently or otherwise) for the Indebtedness for borrowed money of any other Person, except (A) Indebtedness incurred under the Company’s existing credit facilities, including its commercial paper program, in the ordinary course of business (including to the extent necessary to pay dividends permitted under this Agreement, to pay Indebtedness that matures, in connection with any Company Development Properties or Company Redevelopment Properties set forth in Section 7.1(b) of the Company Disclosure Letter and in connection with funding any transactions permitted by this Section 7.1(b)), (B) the amendment, renewal, extension, refinancing or replacement of any existing Indebtedness of the Company or any of its Subsidiaries (including under the Company’s existing revolving credit facility, commercial paper program or property-level mortgage debt) with any type of debt instrument in a manner consistent with past practice, including, but not limited to, the public offering of unsecured notes (1) to the extent that (x) such refinancing, substitute or replacement agreement or facility or such refinanced Indebtedness does not impose or result in additional restrictions or limitations in any material respect on the Company or its Subsidiaries (or after the Closing Date, the Surviving Entity or its Subsidiaries) as compared to the existing agreement, facility or Indebtedness so refinanced, substituted for or replaced and (y) the aggregate principal amount of such Indebtedness is not increased as a result of such refinancing (other than to the extent increased to include fees, original issue discount, expenses or other debt issuance costs in each case incurred in connection with such refinancing), or (2) pursuant to any Pre-Merger Financing Transaction in accordance with Section 8.13, (C) Indebtedness between or among the Company or any wholly owned Company Subsidiary and any other wholly-owned Company Subsidiaries, (D) additional guarantees or credit support to the extent required under the Company’s existing credit facilities or notes, (E) Indebtedness in an amount not to exceed $1,000,000,000 and (F) swaps, options, derivatives and other hedging Contracts or arrangements, in each case, entered into in the ordinary course of business;

(ix) make any material loans, advances or capital contributions to, or investments in, any other Person (including to any of its officers, directors, trustees, Affiliates, agents or consultants), make any change to its existing loans to such Persons in a manner materially adverse to the Company or any Subsidiary, in each case, in its capacity as a lender, or enter into any “keep well” or similar agreement to maintain the financial condition of another entity, other than (A) by the Company or a wholly owned Company Subsidiary to the Company or a wholly owned Company Subsidiary, (B) capital contributions, loans, investments or advances made to non-Affiliate tenants in the ordinary course of business and consistent with past practice, (C) as required or permitted pursuant to the organizational or governing documents of any Company Joint Venture, (D) investments in technology, innovation, sustainability or operational efficiency initiatives in the ordinary course of business consistent with past practice; or (E) the loans or advances set forth on Section 7.1(b) of the Company Disclosure Letter;

(x) except in the ordinary course of business consistent with past practice, enter into, renew, materially modify, materially amend or terminate, or waive, release, compromise or assign any material rights or material claims under, any Company Material Contract (or any contract that, if existing as of the date of this Agreement, would be a Company Material Contract), other than (A) any termination or renewal in accordance with the terms of any existing Company Material Contract that occur automatically without any action by the Company or any of its Subsidiaries, (B) as contemplated on Section 7.1(b) of the Company Disclosure Letter, (C) actions permitted under clauses (A) and (B) of Section 7.1(b)(vii) and clause (B) of Section 7.1(b)(vi), (D) entry into Contracts in connection with tenant improvements at Company Properties in the ordinary course of business consistent with past practice or (D) entry into Contracts in connection with any Company Development Properties or Company Redevelopment Properties set forth in Section 7.1(b) of the Company Disclosure Letter;

(xi) waive, release, assign, settle or compromise any claim, action or Legal Proceeding, other than waivers, releases, assignments, settlements or compromises that (A) with respect to the payment of monetary damages, involve only the payment of monetary damages (excluding any portion of such payment payable under an existing property-level insurance policy) that (x) do not involve the payment by the Company or any of its Subsidiaries in excess of the reserves set forth on the most recent consolidated balance sheet of the Company and its Subsidiaries included in the Company SEC Documents or (y) do not exceed $100,000 individually or $25,000,000 in the aggregate, (B) do not involve the imposition of material injunctive relief against the Company or any of its Subsidiaries or the Surviving Entity following the Effective Time, and (C) do not provide for any admission of material liability by the Company or any of its Subsidiaries;

(xii) except as required by Law or by a Company Benefit Plan in effect as of the date of this Agreement or otherwise as set forth on Section 7.1(b) of the Company Disclosure Letter, (A) enter into, materially amend or terminate any material Company Benefit Plan, (B) increase the compensation or employee benefits of any employee, except in the ordinary course of business in connection with annual merit or market-based increases to salary or wages, as applicable, and target bonus opportunities, (C) grant any awards under a Company Equity Plan, (D) hire, promote or terminate (other than for cause) any employee of the Company at the level of Vice President or above, (E) accelerate the vesting of any equity-based awards or other compensation or benefits other than in connection with retirements, terminations without cause, death or disability, consistent with the Company’s prior practice or the terms of a Company Benefit Plan, (F) enter into any new, or materially amend any existing, employment, severance, change in control, retention, or similar agreement or arrangements; provided that the Company may enter into offer letters with new hires for at-will employment in the ordinary course of business consistent with past practice, (G) fund any rabbi trust, or (H) enter into a collective bargaining agreement or other material agreement with a labor organization;

(xiii) make any material change to its methods of financial accounting, except as required by a change in GAAP (or any interpretation thereof) or in applicable Law, or make any change, other than in the ordinary course of business, with respect to financial accounting policies, unless required by GAAP or the SEC;

(xiv) enter into any Contract that would reasonably be expected to, after the Effective Time, restrict or limit in any material respect Parent, the Company or any of their respective Subsidiaries from engaging in any business or competing in any line of business or geographic location with any person;

(xv) enter into any new line of business;

(xvi) take any action, or fail to take any action, which would reasonably be expected to cause the Company to fail to qualify as a REIT or any of its Subsidiaries to cease to be treated as a partnership or disregarded entity for U.S. federal income tax purposes or as a Qualified REIT Subsidiary, a Taxable REIT Subsidiary or a REIT under the applicable provisions of the Code, as the case may be, provided, any dividend that the Company, any Company REIT Subsidiary or any other Subsidiary of the Company wishes to issue pursuant to this Section 7.1(b)(xvi) shall either be a REIT Distribution issued in compliance with Section 7.6 or a dividend made by a Company REIT Subsidiary that is necessary to prevent such Company REIT Subsidiary from failing to qualify as a REIT or incurring U.S. federal income or excise tax and that complies with the terms of its operating agreement;

(xvii) solely with respect to the Company, adopt a plan of merger, complete or partial liquidation or resolutions providing for or authorizing such merger, liquidation or a dissolution, consolidation, recapitalization or bankruptcy reorganization;

(xviii) make any capital expenditures or other investments except (A) in accordance with the Company’s capital expenditure plan attached to Section 7.1(b)(xviii) of the Company Disclosure Letter, (B) in connection with any Company Development Properties or Company Redevelopment Properties set forth on Section 7.1(b) of the Company Disclosure Letter, (C) for ordinary course capital expenditures not to exceed $50,000,000 in the aggregate or (D) as reasonably required to satisfy any health or safety concerns at any of the Company Properties;

(xix) purchase, redeem, repurchase, or otherwise acquire, directly or indirectly, any shares of its capital stock or other equity or voting interests of the Company or a Company Subsidiary, other than (A) the withholding of shares of Company Common Stock to satisfy exercise price or withholding Tax obligations with respect to outstanding Company Equity Awards, (B) in connection with the redemption or repurchase by a wholly owned Company Subsidiary of its own securities (but solely to the extent such securities or equity equivalents are owned by the Company or a wholly owned Company Subsidiary) or (C) the redemption or purchase of Company DownREIT Units to the extent required under the terms of the Company DownREIT Agreement;

(xx) make (other than in the ordinary course of business), change or rescind any material Tax election or change a material method of Tax accounting, amend any material Tax Return, settle or compromise any material income Tax liability, audit, claim or assessment, enter into any material closing agreement related to Taxes, or knowingly surrender any right to claim any material Tax refund, except in each case as necessary (A) to preserve the qualification of the Company for taxation as a REIT under the Code, as determined in consultation with Parent, or (B) to qualify or preserve the status of any Subsidiary of the Company, as determined in consultation with Parent, as a partnership or disregarded entity for U.S. federal income tax purposes or as a Qualified REIT Subsidiary, a Taxable REIT Subsidiary or a REIT under the applicable provisions of the Code, as the case may be;

(xxi) take any action, or knowingly fail to take any action, which action or failure to act could be reasonably expected to (i) prevent or impede the Merger from qualifying as a “reorganization” within the meaning of Section 368(a) of the Code, and/or (ii) prevent or impede the Asset Contribution from qualifying in its entirety as a contribution pursuant to Code Section 721(a) in which no gain or loss is recognized for U.S. federal income tax purposes; or

(xxii) authorize, agree, commit or enter into any contract, agreement, commitment or arrangement to take any of the actions described in Section 7.1(b)(i) through Section 7.1(b)(xxi).

(c) Notwithstanding anything to the contrary set forth in this Agreement, but subject to Section 7.6(b), nothing in this Agreement shall prohibit the Company from taking any action, at any time or from time to time, that in the reasonable judgment of the Company, upon advice of counsel, is reasonably necessary for the Company and/or any Company REIT Subsidiary to maintain its qualification for taxation as a REIT under the Code for any period or portion thereof ending on or prior to the Effective Time or to avoid incurring entity level income or excise Taxes under the Code, including making dividend or other distribution payments to stockholders of the Company in accordance with this Agreement, provided any dividend or other distribution payable pursuant to this Section 7.1(c) shall be a REIT Distribution and must be issued in compliance with Section 7.6 or a dividend made by a Company REIT Subsidiary that is necessary to prevent such Company REIT Subsidiary from failing to qualify as a REIT or incurring U.S. federal income or excise tax and that complies with the terms of its operating agreement, and (ii) Company’s obligations under this Section 7.1(c) to act or refrain from acting, or to cause its Subsidiaries to act or refrain from acting, will, with respect to any joint venture and its subsidiaries, be subject to (A) express requirements under the organizational documents of such entity and its subsidiaries, and (B) the scope of Company’s or its Subsidiaries’ power and authority to bind such entity and its subsidiaries.

Section 7.2 Conduct of Business by Parent Pending the Closing.

(a) During the Interim Period, except (i) to the extent required by Law, (ii) as otherwise expressly required or expressly permitted by this Agreement, (iii) as may be consented to in writing by the Company (which consent shall not be unreasonably withheld, delayed or conditioned) or (iv) as set forth in the Parent Disclosure Letter, Parent shall, and shall cause the Parent Subsidiaries and each of the Parent Minority Joint Ventures over which Parent or any of the Parent Subsidiaries exercises control (but only to the extent of such control) to, use commercially reasonable efforts to (A) carry on their respective businesses in all material respects in the ordinary course, consistent with past practice, (B) maintain its and their material assets and properties in their current condition (normal wear and tear excepted), (C) preserve intact in all material respects their present business organizations, ongoing businesses and significant business relationships, (D) keep available the services of their present officers (it being understood and agreed that, notwithstanding the foregoing, Parent may change, remove or replace officers and directors of any Parent Subsidiary (including any captive insurance company subsidiary or any entity for which a Parent Subsidiary serves as the service provider) without the consent of the Company, provided that Parent’s own officers remain the same), and (E) preserve Parent’s status and any Parent REIT Subsidiary’s status as a REIT within the meaning of the Code and preserve the status of Parent OP as a partnership for U.S. federal income tax purposes.

(b) Without limiting the generality of Section 7.2(a), during the Interim Period, except (1) to the extent required by Law, (2) as otherwise expressly required or expressly permitted by this Agreement or (3) as may be consented to in writing by the Company (which consent shall not be unreasonably withheld, delayed or conditioned), Parent shall not and shall cause its Subsidiaries and each of the Parent Minority Joint Ventures over which Parent or any of the Parent Subsidiaries exercises control (but only to the extent of such control), not to:

(i) (A) amend (1) the Parent Articles or Parent Bylaws, (2) the Parent Partnership Agreement or (3) any equivalent organizational or governing documents of any Parent Subsidiary (other than Parent OP) or any Parent Joint Venture, solely in the case of clause (3), in a manner that would materially and adversely affect Parent or any of its Subsidiaries or would materially and adversely affect the ability of Parent, Parent OP or Merger Sub to consummate the Transactions; provided that Parent and its Subsidiaries may amend the organizational or governing documents of any Parent Joint Venture to effectuate actions expressly permitted by this Agreement or (B) waive any provision of Article VII of the Parent Articles;

(ii) split, combine, subdivide or reclassify any shares of capital stock, units or other equity securities or ownership interests of Parent or any of its Subsidiaries;

(iii) except for (A) issuances by Parent OP or a wholly owned Parent Subsidiary to Parent, Parent OP or another wholly owned Subsidiary of Parent, (B) issuances of Parent Common Shares pursuant to the settlement of a Parent Equity Award that is outstanding as of the date of this Agreement or granted after the date of this Agreement in compliance with this Agreement, in each case, in accordance with the terms of the award agreement or the Parent Equity Plan or another applicable agreement governing such Parent Equity Award, (C) issuances of Parent Equity Awards that are otherwise expressly permitted by this Agreement, (D) issuances of Parent Common Shares pursuant to the Parent ESPP, (E) exchanges or conversions of Parent OP Units or Parent Preference Units for Parent Common Shares pursuant to the Parent Partnership Agreement or (F) as otherwise contemplated in Section 7.2(b) of the Parent Disclosure Letter, issue, sell, pledge, dispose, encumber or grant any Parent Common Shares or any of the Parent Subsidiaries’ capital stock, or any options, warrants, convertible securities or other rights of any kind to acquire any Parent Common Shares or any of the Parent Subsidiaries’ capital stock or other equity interests;

(iv) declare, set aside or pay any dividend on or make any other distributions (whether in cash, stock, property or otherwise) with respect to shares of capital stock of Parent or any of its Subsidiaries or other equity securities or ownership interests in Parent or any of its Subsidiaries, except for (A) the authorization and payment by Parent of dividends in accordance with Section 7.6, (B) the authorization and payment by Parent of dividends pursuant to the terms of the Parent Series K Preferred Shares, (C) the regular distributions that are required to be made in respect of the Parent OP Units in connection with any dividends paid on the Parent Common Shares and distributions that are required to be made in respect of the Parent OP Preference Units in accordance with the Parent Partnership Agreement, (D) the authorization and payment by Parent of any REIT Distribution in accordance with Section 7.6(b) and any matching distribution permitted by Section 7.6(c) in connection with a REIT Distribution by the Company, in each case, in accordance with Section 7.6(b) and Section 7.6(c), (E) the authorization and payment of dividends or other distributions to Parent by Parent OP or any directly or indirectly wholly owned Parent Subsidiary, (F) distributions by Parent OP or any Parent Subsidiary that is not wholly owned, directly or indirectly, by Parent, in accordance with the requirements of the Parent Partnership Agreement or the organizational documents of such Parent Subsidiary, as applicable, or, with respect to any Parent REIT Subsidiary, as is reasonably necessary for such Parent REIT Subsidiary to maintain its qualification as a REIT under the Code or applicable state Law and avoid the imposition of any entity level income or excise Tax under the Code or applicable state Law, and (G) the crediting of dividend equivalent payments pursuant to the terms of Parent Equity Awards;

(v) except as required by a Parent Benefit Plan or as required or permitted by the Parent Partnership Agreement, including with respect to the Parent Series K Preferred Shares, redeem, purchase or otherwise acquire, or offer to redeem, purchase or otherwise acquire, any Parent Equity Interests, except from holders of (A) Parent Equity Awards in full or partial payment of any purchase price or any applicable Taxes payable by such holder upon the lapse of restrictions on, or the settlement of, such Parent Equity Awards and (B) fractional interests of Parent Equity Interests solely with respect to the fractional interests;

(vi) acquire or agree to acquire (including by merger, consolidation or acquisition of stock or assets) any real property, personal property (other than acquisitions of personal property amounting to less than $5,000,000 in the aggregate), corporation, partnership, limited liability company, other business organization or any division or material amount of assets thereof, except (A) acquisitions by Parent, Parent OP or any wholly owned Parent Subsidiary of or from an existing wholly owned Parent Subsidiary, (B) acquisitions pursuant to existing purchase rights or options set forth on Section 7.2(b) of the Parent Disclosure Letter or as required or permitted pursuant to the organizational or governing documents of any Parent Joint Venture, or (C) acquisitions (1) that would not reasonably be expected to materially delay, impede or affect the consummation of the Transactions and (2) for which the fair market value of the total consideration paid by Parent and its Subsidiaries does not exceed $150,000,000 individually or $500,000,000 in the aggregate;

(vii) sell, pledge, lease, assign, transfer, dispose of, grant any Lien (other than a Permitted Lien) on, abandon or allow to lapse, or effect a deed in lieu of foreclosure with respect to, any property (other than sales or dispositions of personal property, tax credits and renewable energy credits amounting to less than $5,000,000 in the aggregate) or assets (including Intellectual Property Rights and Parent PropTech Investments) or capital stock or other equity interests in any of the Parent Joint Ventures, except (A) as set forth on Section 7.2(b) of the Parent Disclosure Letter, including pursuant to existing sale rights or options set forth on Section 7.2(b) of the Parent Disclosure Letter or as required or permitted pursuant to the organizational or governing documents of any Parent Joint Venture, (B) pledges and encumbrances on property and assets in the ordinary course of business and that would not be material to any Parent Property or any assets of Parent or any of its Subsidiaries, (C) if the fair market value of the total consideration received by Parent and its Subsidiaries does not exceed $150,000,000 individually or $500,000,000 in the aggregate, (D) sales among Parent, Parent OP and any wholly owned Parent Subsidiary, (E) sales pursuant to existing purchase rights or options set forth on Section 7.2(b) of the Parent Disclosure Letter and (F) the lapse, abandonment or exclusive licensing of Intellectual Property Rights in the ordinary course of business consistent with past practice; provided that, notwithstanding anything to the contrary herein, Parent shall not, and shall cause its Subsidiaries not to, sell, transfer or otherwise dispose of any property if such sale, transfer or other disposition would give rise to income that is subject to tax at the Parent level if no distribution is made by Parent with respect to shares of its common stock in excess of the distribution permitted by Section 7.6(a)(ii)(x);

(viii) incur, create, assume, refinance or replace any Indebtedness for borrowed money or assume, guarantee or endorse, or otherwise become responsible (whether directly, contingently or otherwise) for the Indebtedness for borrowed money of any other Person, except (A) Indebtedness incurred under Parent OP’s existing credit facilities, including its commercial paper program, in the ordinary course of business (including to the extent necessary to pay dividends permitted under this Agreement, to pay Indebtedness that matures, in connection with any Parent Development Properties or Parent Redevelopment Properties set forth on Section 7.2(b) of the Parent Disclosure Letter and in connection with funding any transactions permitted by this Section 7.2(b)), (B) the amendment, renewal, extension, refinancing or replacement of any existing Indebtedness of Parent or any of its Subsidiaries (including under Parent OP’s existing revolving credit facility, commercial paper program or property-level mortgage debt) with any type of debt instrument in a manner consistent with past practice, including, but not limited to, the public offering of unsecured notes (1) to the extent that (x) such refinancing, substitute or replacement agreement or facility or such refinanced Indebtedness does not impose or result in additional restrictions or limitations in any material respect on Parent or its Subsidiaries (or after the Closing Date, the Surviving Entity or its Subsidiaries) as compared to the existing agreement, facility or Indebtedness so refinanced, substituted for or replaced and (y) the aggregate principal amount of such Indebtedness is not increased as a result of such refinancing (other than to the extent increased to include fees, original issue discount, expenses or other debt issuance costs in each case incurred in connection with such refinancing) or (2) pursuant to any Pre-Merger Financing Transaction in accordance with Section 8.13, (C) Indebtedness between or among Parent, Parent OP or any wholly-owned Parent Subsidiary and any other wholly-owned Parent Subsidiaries, (D) additional guarantees or credit support to the extent required under Parent OP’s existing credit facilities or notes, (E) Indebtedness in an amount not to exceed $1,000,000,000, (F) swaps, options, derivatives and other hedging Contracts or arrangements, in each case, entered into in the ordinary course of business and (G) Indebtedness incurred under the Bridge Facility;

(ix) make any material loans, advances or capital contributions to, or investments in, any other Person (including to any of its officers, directors, trustees, Affiliates, agents or consultants), make any change to its existing loans to such Persons in a manner materially adverse to Parent or any Subsidiary, in each case, in its capacity as a lender, or enter into any “keep well” or similar agreement to maintain the financial condition of another entity, other than (A) by Parent, Parent OP or a wholly owned Parent Subsidiary to Parent, Parent OP or a wholly owned Parent Subsidiary, (B) capital contributions, loans, investments or advances made to non-Affiliate tenants in the ordinary course of business and consistent with past practice, (C) as required or permitted pursuant to the organizational or governing documents of any Parent Joint Venture, (D) investments in technology, innovation, sustainability or operational efficiency initiatives in the ordinary course of business consistent with past practice; or (E) the loans or advances set forth on Section 7.2(b) of the Parent Disclosure Letter;

(x) except in the ordinary course of business consistent with past practice, enter into, renew, materially modify, materially amend or terminate, or waive, release, compromise or assign any material rights or material claims under, any Parent Material Contract (or any contract that, if existing as of the date of this Agreement, would be a Parent Material Contract), other than (A) any termination or renewal in accordance with the terms of any existing Parent Material Contract that occur automatically without any action by Parent or any of its Subsidiaries, (B) actions permitted under clauses (A) and (B) of Section 7.2(b)(vii), (C) entry into Contracts in connection with tenant improvements at Parent Properties in the ordinary course of business consistent with past practice or (D) entry into Contracts in connection with any Parent Development Properties or Parent Redevelopment Properties set forth on Section 7.2(b) of the Parent Disclosure Letter;

(xi) waive, release, assign, settle or compromise any claim, action or Legal Proceeding, other than waivers, releases, assignments, settlements or compromises that (A) with respect to the payment of monetary damages, involve only the payment of monetary damages (excluding any portion of such payment payable under an existing property-level insurance policy) that (x) do not involve the payment by Parent or any of its Subsidiaries in excess of the reserves set forth on the most recent consolidated balance sheet of Parent and its Subsidiaries included in the Parent SEC Documents or (y) do not exceed $100,000 individually or $25,000,000 in the aggregate, (B) do not involve the imposition of material injunctive relief against Parent or any of its Subsidiaries or the Surviving Entity following the Effective Time, and (C) do not provide for any admission of material liability by Parent or any of its Subsidiaries;

(xii) except as required by Law or by a Parent Benefit Plan in effect as of the date of this Agreement or otherwise as set forth on Section 7.2(b) of the Parent Disclosure Letter, (A) enter into, materially amend or terminate any material Parent Benefit Plan, (B) increase the compensation or employee benefits of any employee, except in the ordinary course of business in connection with annual merit or market-based increases to salary or wages, as applicable, and target bonus opportunities, (C) grant any awards under a Parent Equity Plan, (D) hire, promote or terminate (other than for cause) any employee of Parent at the level of Vice President or above, (E) accelerate the vesting of any equity-based awards or other compensation or benefits, (F) enter into any new, or materially amend any existing, employment, severance, change in control, retention, or similar agreement or arrangements; provided that Parent may enter into offer letters with new hires for at-will employment in the ordinary course of business consistent with past practice, (G) fund any rabbi trust, or (H) enter into a collective bargaining agreement or other material agreement with a labor organization;

(xiii) make any material change to its methods of financial accounting, except as required by a change in GAAP (or any interpretation thereof) or in applicable Law, or make any change, other than in the ordinary course of business, with respect to financial accounting policies, unless required by GAAP or the SEC;

(xiv) enter into any Contract that would reasonably be expected to, after the Effective Time, restrict or limit in any material respect Parent or any of its Subsidiaries (including the Surviving Entity) from engaging in any business or competing in any line of business or geographic location with any person;

(xv) enter into any new line of business;

(xvi) take any action, or fail to take any action, which would reasonably be expected to cause Parent to fail to qualify as a REIT or any of its Subsidiaries to cease to be treated as a partnership or disregarded entity for U.S. federal income tax purposes or as a Qualified REIT Subsidiary, a Taxable REIT Subsidiary or a REIT under the applicable provisions of the Code, as the case may be, provided, any dividend that Parent, any Parent REIT Subsidiary or any other Subsidiary of Parent wishes to issue pursuant to this Section 7.2(b)(xvi) shall either be a REIT Distribution issued in compliance with Section 7.6 or a dividend made by a Parent REIT Subsidiary that is necessary to prevent such Parent REIT Subsidiary from failing to qualify as a REIT or incurring U.S. federal income or excise tax and that complies with the terms of its operating agreement;

(xvii) solely with respect to Parent or Parent OP, adopt a plan of merger, complete or partial liquidation or resolutions providing for or authorizing such merger, liquidation or a dissolution, consolidation, recapitalization or bankruptcy reorganization;

(xviii) make any capital expenditures or other investments except (A) in accordance with Parent’s capital expenditure plan attached to Section 7.2(b)(xviii) of the Parent Disclosure Letter, (B) in connection with any Parent Redevelopment Properties set forth on Section 7.2(b) of the Parent Disclosure Letter, (C) in connection with any Parent Development Properties set forth on Section 7.2(b) of the Parent Disclosure Letter, (D) for ordinary course capital expenditures not to exceed $50,000,000 in the aggregate or (E) as reasonably required to satisfy any health or safety concerns at any of the Parent Properties;

(xix) purchase, redeem, repurchase, or otherwise acquire, directly or indirectly, any shares of its capital stock or other equity or voting interests of Parent or a Parent Subsidiary, other than (A) the withholding of Parent Common Shares to satisfy exercise price or withholding Tax obligations with respect to outstanding Parent Equity Awards, (B) the redemption or purchase of Parent OP Units to the extent required under the terms of the Parent Partnership Agreement, or (C) in connection with the redemption or repurchase by a wholly owned Parent Subsidiary of its own securities (but solely to the extent such securities or equity equivalents are owned by Parent or a wholly owned Parent Subsidiary);

(xx) make (other than in the ordinary course of business), change or rescind any material Tax election or change a material method of Tax accounting, amend any material Tax Return, settle or compromise any material income Tax liability, audit, claim or assessment, enter into any material closing agreement related to Taxes, or knowingly surrender any right to claim any material Tax refund, except in each case as necessary (A) to preserve the qualification of Parent for taxation as a REIT under the Code, as determined in consultation with the Company, or (B) to qualify or preserve the status of any Subsidiary of Parent, as determined in consultation with the Company as a partnership or disregarded entity for U.S. federal income tax purposes or as a Qualified REIT Subsidiary, a Taxable REIT Subsidiary or a REIT under the applicable provisions of the Code, as the case may be;

(xxi) take any action, or knowingly fail to take any action, which action or failure to act could be reasonably expected to (i) prevent or impede the Merger from qualifying as a “reorganization” within the meaning of Section 368(a) of the Code and/or (ii) prevent or impede the Asset Contribution from qualifying in its entirety as a contribution pursuant to Code Section 721(a) in which no gain or loss is recognized for U.S. federal income tax purposes; or

(xxii) authorize, agree, commit or enter into any contract, agreement, commitment or arrangement to take any of the actions described in Section 7.2(b)(i) through Section 7.2(b)(xxi).

(c) Notwithstanding anything to the contrary set forth in this Agreement, but subject to Section 7.6(b), nothing in this Agreement shall prohibit Parent from taking any action, at any time or from time to time, that in the reasonable judgment of Parent, upon advice of counsel, is reasonably necessary for Parent and/or any Parent REIT Subsidiary to maintain its qualification for taxation as a REIT under the Code for any period or portion thereof ending on or prior to the Effective Time or to avoid incurring entity level income or excise Taxes under the Code, including making dividend or other distribution payments to shareholders of Parent or equivalent distributions to holders of Parent OP Units, as applicable, in accordance with this Agreement, provided any dividend or other distribution payable pursuant to this Section 7.2(c) shall be a REIT Distribution and must be issued in compliance with Section 7.6 or a dividend made by a Parent REIT Subsidiary that is necessary to prevent such Parent REIT Subsidiary from failing to qualify as a REIT or incurring U.S. federal income or excise tax and that complies with the terms of its operating agreement, and (ii) Parent’s obligations under this Section 7.2 to act or refrain from acting, or to cause its Subsidiaries to act or refrain from acting, will, with respect to any joint venture and its subsidiaries, be subject to (A) express requirements under the organizational documents of such entity and its subsidiaries, and (B) the scope of Parent’s or its Subsidiaries’ power and authority to bind such entity and its subsidiaries.

Section 7.3 Tax Matters.

(a) The Company shall (i) use its reasonable best efforts to obtain or cause to be provided the opinions of counsel referred to in Section 9.2(e) and Section 9.3(f), (ii) use its reasonable best efforts to obtain or cause to be provided the opinions of counsel referred to in Section 9.2(e) and Section 9.3(f) but dated as of the effective date of the Form S-4, to the extent required for the Form S-4 to be declared effective by the SEC, (iii) deliver to Company REIT Counsel and Parent REIT Counsel an officer’s certificate, dated as of the Closing Date (and, if required, as of the effective date of the Form S-4), and signed by an officer of the Company, and in form and substance reasonably satisfactory to Company REIT Counsel and Parent REIT Counsel, containing representations of the Company as shall be reasonably necessary or appropriate to enable Company REIT Counsel and Parent REIT Counsel, as applicable, to render the opinions described in Section 9.2(e) and Section 9.3(e), respectively, on the Closing Date (and, if required, on the effective date of the Form S-4), and (iv) deliver to Parent Tax Counsel and Company Tax Counsel an officer’s certificate, dated as of the Closing Date (and, if required, as of the effective date of the Form S-4), and signed by an officer of the Company, and in form and substance reasonably satisfactory to Company Tax Counsel and Parent Tax Counsel, containing representations of the Company as shall be reasonably necessary or appropriate to enable Company Tax Counsel and Parent Tax Counsel, as applicable, to render their respective opinions described in Section 9.3(f) and Section 9.2(f), respectively, on the Closing Date (and, if required, as of the effective date of the Form S-4).

(b) Parent shall (i) use its reasonable best efforts to obtain or cause to be provided the opinions of counsel referred to in Section 9.2(f) and Section 9.3(e), (ii) use its reasonable best efforts to obtain or cause to be provided the opinions of counsel referred to in Section 9.2(f) and Section 9.3(e) but dated as of the effective date of the Form S-4, to the extent required for the Form S-4 to be declared effective by the SEC, (iii) deliver to Parent REIT Counsel an officer’s certificate, dated as of the Closing Date (and, if required, as of the effective date of the Form S-4), and signed by an officer of Parent and in form and substance reasonably satisfactory to Parent REIT Counsel, containing representations of Parent as shall be reasonably necessary or appropriate to enable Parent REIT Counsel to render the opinion described in Section 9.3(e) on the Closing Date (and, if required, on the effective date of the Form S-4), and (iv) deliver to Parent Tax Counsel and Company Tax Counsel an officer’s certificate, dated as of the Closing Date (and, if required, as of the effective date of the Form S-4), and signed by an officer of Parent, and in form and substance reasonably satisfactory to Company Tax Counsel and Parent Tax Counsel, containing representations of Parent as shall be reasonably necessary or appropriate to enable Company Tax Counsel and Parent Tax Counsel, as applicable, to render their respective opinions described in Section 9.3(f) and Section 9.2(f), respectively, on the Closing Date (and, if required, as of the effective date of the Form S-4).

(c) The Company and Parent agree to use their reasonable best efforts to cause the Transactions to qualify for their Intended Tax Treatment. Neither the Company nor Parent shall take any action, or fail to take any action, that would reasonably be expected to cause the Transactions to fail to qualify for their Intended Tax Treatment. The Parties shall treat the Transactions in accordance with the Intended Tax Treatment, and no Party shall (or shall cause or permit its Affiliates to) take any position for Tax purposes inconsistent therewith, except to the extent otherwise required pursuant to a “determination” within the meaning of Section 1313(a) of the Code.

(d) Parent shall, with the Company’s good faith cooperation and assistance, prepare, execute and file, or cause to be prepared, executed and filed, all returns, questionnaires, applications or other documents regarding any real property transfer, sales, use, transfer, value added, stock transfer, recording, registration, stamp or similar Taxes that become payable in connection with the Transactions (collectively, “Transfer Taxes”), and the Company and Parent shall cooperate to minimize the amount of such Transfer Taxes to the extent permitted by applicable Law.

(e) The Parties acknowledge and agree that nothing in this Agreement shall limit their flexibility to engage in normal REIT tax planning (including, for the avoidance of doubt, obtaining cost-segregation studies), for purposes of determining their REIT taxable income for any taxable year between the date hereof and the Closing Date.

(f) Prior to the Closing, the Company shall cause each Company Subsidiary that is a Qualified REIT Subsidiary (other than CCC Service Provider, Inc. and any other similarly situated entities) to (i) convert into a limited liability company (or other entity that is disregarded as an entity separate from the Company for U.S. federal income tax purposes) (a “Disregarded Entity”), (ii) merge with and into a Disregarded Entity, and/or (iii) make an election under Treasury Regulations Section 301.7701-3(c) to be a Disregarded Entity, in each case, such that, prior to and at the Effective Time, for U.S. federal income tax purposes, such Company Subsidiary is a Disregarded Entity (and would be a Disregarded Entity without regard to its status as a Qualified REIT Subsidiary). With respect to CCC Service Provider, Inc., the Company shall assist in causing CCC Service Provider, Inc. to elect to be a Taxable REIT Subsidiary of Parent. The Company shall consult with Parent and keep Parent informed with respect to any action to be taken by the Company or any Company Subsidiary pursuant to this Section 7.3(f).

(g) Parent shall (i) cause the gross income of Parent OP for the Closing Date to satisfy the requirements of Sections 856(c)(2) and (3) of the Code, determined as if the Closing Date were the last day of Parent OP’s short taxable year, (ii) as of the Effective Time, cause the Parent OP to satisfy the asset test requirements of Section 856(c)(4) of the Code, determined as if the taxable year of Parent OP ended at the Effective Time and (iii) reasonably cooperate with the Company to provide such information as may be reasonably requested in order to allow the Company to assess any REIT qualification considerations arising as a result of the Asset Contribution and to take any steps reasonably requested by the Company in order to ensure that the Asset Contribution does not prevent the Company for qualifying as REIT for its taxable year ending with the Merger. Parent’s obligations under this Section 7.3(g) shall be determined and applied (A) as if Parent OP qualified as a REIT, (B) without regard to the special rules for temporary investment of new capital under Section 856(c)(5) of the Code or the special rules for hedges under Section 856(c)(5)(G) of the Code and (C) by treating an entity as a Taxable REIT Subsidiary only if such entity has filed a joint election with the Company to be treated as a Taxable REIT Subsidiary of the Company pursuant to Section 7.3(h). For purposes of allocating the income of Parent OP for the taxable year of Parent OP that includes the Closing Date, the books of Parent OP shall be closed as of the end of the day on the Closing Date, and the Company shall not be allocated any income by Parent OP with respect to its ownership of interests in Parent OP on the Closing Date.

(h) Each of the Company and Parent shall use reasonable best efforts to cooperate with and assist the other party in the preparation and execution of IRS Forms 8875, Taxable REIT Subsidiary Election (a “Taxable REIT Subsidiary Election”), for all Taxable REIT Subsidiaries of such party, including with respect to any Taxable REIT Subsidiaries that are not majority-owned by such party, to elect to be Taxable REIT Subsidiaries of the other party (to be filed by the Company on or before the Effective Time and to be filed by Parent following the Closing of the Merger). In the case of Parent, the undertaking described in the previous sentence shall include allowing the Company to acquire an OP Unit in Parent OP prior to the Closing Date in order for the Company to make Taxable REIT Subsidiary Elections for the Taxable REIT Subsidiaries of Parent prior to the Closing Date. To the extent it is determined that it will not be possible or will be administratively infeasible to obtain such an election with respect to any Taxable REIT Subsidiary, to the extent such structuring does not already exist, prior to the Closing Date, Company or Parent, as applicable, will undertake restructuring to impose a special purpose vehicle between Company or Parent or Parent OP, as applicable, and the investment structure through which Company or Parent, as applicable, owns an interest in such Taxable REIT Subsidiary in order to enable the Company or Parent, as applicable, to elect for such special purpose vehicle to be a Taxable REIT Subsidiary of the Company or Parent, as applicable.

(i) If requested by the Company prior to the Closing Date, Parent will cause the Company to elect to apply the safe harbor provided in Rev. Proc. 2011-29 to any fee paid by the Company on or after the Closing to any investment banker that is contingent on the successful closing of the transactions contemplated by this Agreement (“Success-Based Fee”) such that 70% of any such Success-Based Fee is deductible by the Company in its taxable year ending on the date of the Merger.

Section 7.4 Non-Solicit; Change in Recommendation.

(a) From the date hereof until the Effective Time or, if earlier, the termination of this Agreement in accordance with Article IX, each Party agrees that it will not, and will cause each of its Subsidiaries and its and their respective directors, trustees and officers not to, and shall not permit its and their other respective Representatives to, directly or indirectly, (i) solicit, initiate, knowingly encourage or facilitate any inquiries or the making of any proposal or offer with respect to a Competing Proposal, (ii) engage in, continue or otherwise participate in any discussions or negotiations with, or disclose any nonpublic information or data relating to, such Party or any of its Subsidiaries or afford access to the properties, books or records of such Party or any of its Subsidiaries to, or otherwise knowingly cooperate in any with, or knowingly assist, facilitate or encourage any effort by, any third party, in each case that has made or could reasonably be expected to make, or in connection with, a Competing Proposal, (iii) approve, authorize or execute or enter into any oral or written agreement, including any letter of intent, term sheet, memorandum of understanding, agreement in principle, merger agreement, acquisition agreement or other similar agreement with respect to a Competing Proposal, or (iv) otherwise propose, resolve or agree to do any of the foregoing. In addition, each of the Company and Parent shall and shall cause each of its Subsidiaries and its and their respective directors, trustees and officers and direct their respective Representatives acting in such capacity, (A) to immediately cease any solicitation, encouragement, discussions or negotiations with any Persons that may be ongoing with respect to a Competing Proposal and request that any such Person promptly return or destroy all confidential information concerning (1) the Company and the Company’s Subsidiaries or (2) Parent and its Subsidiaries, as applicable and (B) not release any third party from, or waive any provisions of, any confidentiality or standstill agreement to which it or any of its Subsidiaries is a party with respect to any Competing Proposal.

(b) Notwithstanding anything to the contrary contained in Section 7.4(a), if at any time on or after the date hereof and prior to obtaining the Company Stockholder Approval, the Company or any of its Representatives receives a written Competing Proposal from any Person or group of Persons, which Competing Proposal was made on or after the date hereof and did not result from a breach of this Section 7.4, (i) the Company and its Representatives may contact such Person or group of Persons solely to request clarification of the terms and conditions thereof and (ii) if the Company Board, or any committee thereof, determines in good faith, after consultation with independent financial advisors and outside legal counsel, that such Competing Proposal constitutes or would reasonably be expected to lead to a Superior Proposal, then the Company and its Representatives may (A) furnish, pursuant to an Acceptable Confidentiality Agreement (provided such agreement need not contain any standstill or similar provision prohibiting the making of a Competing Proposal and shall not prohibit the sharing of information with Parent pursuant to this Section 7.4), information (including nonpublic information) with respect to the Company and its Subsidiaries to the Person or group of Persons who has made such Competing Proposal; provided that the Company shall provide to Parent any nonpublic information concerning the Company or any of its Subsidiaries that is provided to any Person given such access which was not previously provided to Parent or its Representatives prior to or simultaneously with providing such information to such third party; and (B) engage in or otherwise participate in discussions or negotiations with the Person or group of Persons making such Competing Proposal.

(c) Except as expressly permitted by this Section 7.4(c) or Section 7.4(d), neither the Company Board nor any committee thereof shall (A) fail to recommend to its stockholders that the Company Stockholder Approval be given or fail to include the Company Board Recommendation in the Joint Proxy Statement, (B) change, qualify, withhold, withdraw or modify, or publicly propose to change, qualify, withhold, withdraw or modify, in each case, in a manner adverse to Parent, the Company Board Recommendation, (C) take any formal action or make any recommendation or public statement in connection with a tender offer or exchange offer other than a recommendation against such offer or a temporary “stop, look and listen” communication by the Company Board pursuant to Rule 14d-9(f) of the Exchange Act, (D) fail to publicly reaffirm the Company Board Recommendation within ten (10) days after the written request of Parent following a Competing Proposal (other than in connection with a tender offer under clause (C)) that has been publicly announced (or such fewer number of days as remains prior to the Company Stockholder Meeting, as it may be adjourned or postponed) or (E) adopt, approve or recommend, or publicly propose to approve or recommend to the stockholders of the Company a Competing Proposal (actions described in clauses (A) – (E) being referred to as a “Company Adverse Recommendation Change”). Notwithstanding anything to the contrary herein, prior to the time the Company Stockholder Approval is obtained, the Company Board may make a Company Adverse Recommendation Change with respect to a Competing Proposal that was not solicited in breach of this Section 7.4, if and only if, prior to taking such action, the Company Board has determined in good faith, after consultation with independent financial advisors and outside legal counsel, (x) that failure to take such action would be inconsistent with the directors’ duties under applicable Law and (y) that such Competing Proposal constitutes a Superior Proposal, after giving effect to all of the adjustments which may be offered by Parent pursuant to the following proviso; provided, however, that in connection with the Competing Proposal of any Person (1) the Company has given Parent at least four (4) Business Days’ prior written notice of its intention to take such action, which notice shall specify in reasonable detail the reasons therefor and describe the material terms and conditions of, and attach a complete copy of, the Superior Proposal that is the basis for such action (it being understood that such material terms shall include the identity of the third party making the Superior Proposal), (2) the Company has made itself available to negotiate, and has caused its Representatives to be available to negotiate, in good faith with Parent during such notice period, to the extent Parent wishes to negotiate, to enable Parent to propose revisions to the terms of this Agreement such that it would cause such Superior Proposal to no longer constitute a Superior Proposal, (3) following the end of such notice period, the Company Board shall have considered in good faith any proposed revisions to this Agreement proposed in writing by Parent, and shall have determined in good faith, following consultation with independent financial advisors and outside legal counsel, that the Superior Proposal would continue to constitute a Superior Proposal if such revisions were to be given effect and (4) in the event of any material change to the material terms of such Superior Proposal, the Company shall, in each case, have delivered to Parent an additional notice consistent with that described in subclause (1) above and the notice period shall have recommenced.

(d) Notwithstanding anything to the contrary herein, prior to the time the Company Stockholder Approval is obtained, the Company Board may make a Company Adverse Recommendation Change in response or relating to an Intervening Event if the Company Board determines in good faith, after consultation with outside legal counsel, that failure to do so would be inconsistent with the directors’ duties under applicable Law; provided that (i) the Company shall first notify Parent in writing at least four (4) Business Days before taking such action of its intention to take such action, which notice shall include a reasonably detailed description of such Intervening Event (it being understood and agreed that any material change to the facts and circumstances relating to such Intervening Event shall require a new notice as provided herein), (ii) during such four (4) Business Day period, the Company has considered and, at the reasonable request of Parent, engaged in good faith discussions with Parent regarding, any adjustment or modification to the terms of this Agreement proposed by Parent in response to such Intervening Event, and (iii) the Company Board shall not effect any Company Adverse Recommendation Change involving or relating to an Intervening Event unless, following such four (4) Business Day period, the Company Board again reasonably determines in good faith, after consultation with outside legal counsel and taking into account any adjustment or modification to the terms of this Agreement proposed by Parent, that failure to do so would be inconsistent with the directors’ duties under applicable Law.

(e) Nothing in this Agreement shall prohibit the Company Board from: (i) taking and disclosing to the stockholders of the Company a position contemplated by Rule 14e-2(a), Rule 14d-9 or Item 1012(a) of Regulation M-A promulgated under the Exchange Act, if failure to do so would violate applicable Law or (ii) making any “stop, look and listen” communication to the Company’s stockholders pursuant to Rule 14d-9(f) promulgated under the Exchange Act; provided that the foregoing shall not permit the Company Board to make any Company Adverse Recommendation Change except as permitted by Section 7.4(c) and Section 7.4(d).

(f) Notwithstanding anything to the contrary contained in Section 7.4(a), if at any time on or after the date hereof and prior to obtaining the Parent Shareholder Approval, Parent or any of its Representatives receives a written Competing Proposal from any Person or group of Persons, which Competing Proposal was made on or after the date hereof and did not result from a breach of this Section 7.4, (i) Parent and its Representatives may contact such Person or group of Persons solely to request clarification of the terms and conditions thereof and (ii) if the Parent Board, or any committee thereof, determines in good faith, after consultation with independent financial advisors and outside legal counsel, that such Competing Proposal constitutes or would reasonably be expected to lead to a Superior Proposal, then Parent and its Representatives may (A) furnish, pursuant to an Acceptable Confidentiality Agreement (provided such agreement need not contain any standstill or similar provision prohibiting the making of a Competing Proposal and shall not prohibit the sharing of information with the Company pursuant to this Section 7.4), information (including nonpublic information) with respect to Parent and its Subsidiaries to the Person or group of Persons who has made such Competing Proposal; provided that Parent shall provide to the Company any nonpublic information concerning Parent or any of its Subsidiaries that is provided to any Person given such access which was not previously provided to the Company or its Representatives prior to or simultaneously with providing such information to such third party; and (B) engage in or otherwise participate in discussions or negotiations with the Person or group of Persons making such Competing Proposal.

(g) Except as expressly permitted by this Section 7.4(g) or Section 7.4(h), neither the Parent Board nor any committee thereof shall (i) fail to recommend to its shareholders that the Parent Shareholder Approval be given or fail to include the Parent Board Recommendation in the Joint Proxy Statement, (ii) change, qualify, withhold, withdraw or modify, or publicly propose to change, qualify, withhold, withdraw or modify, in each case, in a manner adverse to the Company, the Parent Board Recommendation, (iii) take any formal action or make any recommendation or public statement in connection with a tender offer or exchange offer other than a recommendation against such offer or a temporary “stop, look and listen” communication by the Parent Board pursuant to Rule 14d-9(f) of the Exchange Act, (iv) fail to publicly reaffirm the Parent Board Recommendation within ten (10) days after the written request of the Company following a Competing Proposal (other than in connection with a tender offer under clause (iii)) that has been publicly announced (or such fewer number of days as remains prior to the Parent Shareholder Meeting, as it may be adjourned or postponed) or (v) adopt, approve or recommend, or publicly propose to approve or recommend to the shareholders of Parent a Competing Proposal (actions described in clauses (i) – (iv) being referred to as a “Parent Adverse Recommendation Change”). Notwithstanding anything to the contrary herein, prior to the time the Parent Shareholder Approval is obtained, the Parent Board may make a Parent Adverse Recommendation Change with respect to a Competing Proposal that was not solicited in breach of this Section 7.4, if and only if, prior to taking such action, the Parent Board has determined in good faith, after consultation with independent financial advisors and outside legal counsel, (x) that failure to take such action would be inconsistent with the trustees’ duties under applicable Law and (y) that such Competing Proposal constitutes a Superior Proposal, after giving effect to all of the adjustments which may be offered by the Company pursuant to the following proviso; provided, however, that in connection with the Competing Proposal of any Person (1) Parent has given the Company at least four (4) Business Days’ prior written notice of its intention to take such action, which notice shall specify in reasonable detail the reasons therefor and describe the material terms and conditions of, and attach a complete copy of, the Superior Proposal that is the basis for such action (it being understood that such material terms shall include the identity of the third party making the Superior Proposal), (2) Parent has made itself available to negotiate, and has caused its Representatives to be available to negotiate, in good faith with the Company during such notice period, to the extent the Company wishes to negotiate, to enable the Company to propose revisions to the terms of this Agreement such that it would cause such Superior Proposal to no longer constitute a Superior Proposal, (3) following the end of such notice period, the Parent Board shall have considered in good faith any proposed revisions to this Agreement proposed in writing by the Company, and shall have determined in good faith, following consultation with independent financial advisors and outside legal counsel, that the Superior Proposal would continue to constitute a Superior Proposal if such revisions were to be given effect and (4) in the event of any material change to the material terms of such Superior Proposal, Parent shall, in each case, have delivered to the Company an additional notice consistent with that described in subclause (1) above and the notice period shall have recommenced.

(h) Notwithstanding anything to the contrary herein, prior to the time the Parent Shareholder Approval is obtained, the Parent Board may make a Parent Adverse Recommendation Change in response or relating to an Intervening Event if the Parent Board determines in good faith, after consultation with outside legal counsel, that failure to do so would be inconsistent with the trustees’ duties under applicable Law; provided that (i) Parent shall first notify the Company in writing at least four (4) Business Days before taking such action of its intention to take such action, which notice shall include a reasonably detailed description of such Intervening Event (it being understood and agreed that any material change to the facts and circumstances relating to such Intervening Event shall require a new notice as provided herein), (ii) during such four (4) Business Day period, Parent has considered and, at the reasonable request of the Company, engaged in good faith discussions with the Company regarding, any adjustment or modification to the terms of this Agreement proposed by the Company in response to such Intervening Event, and (iii) Parent Board shall not effect any Parent Adverse Recommendation Change involving or relating to an Intervening Event unless, following such four (4) Business Day period, the Parent Board again reasonably determines in good faith, after consultation with outside legal counsel and taking into account any adjustment or modification to the terms of this Agreement proposed by the Company, that failure to do so would be inconsistent with the trustees’ duties under applicable Law.

(i) Nothing in this Agreement shall prohibit the Parent Board from: (i) taking and disclosing to the shareholders of Parent a position contemplated by Rule 14e-2(a), Rule 14d-9 or Item 1012(a) of Regulation M-A promulgated under the Exchange Act, if failure to do so would violate applicable Law or (ii) making any “stop, look and listen” communication to Parent’s shareholders pursuant to Rule 14d-9(f) promulgated under the Exchange Act; provided that the foregoing shall not permit the Parent Board to make any Parent Adverse Recommendation Change except as permitted by Section 7.4(g) and Section 7.4(h).

(j) Each Party shall notify the other Party promptly (and in any event within the shorter of one Business Day and forty-eight (48) hours) after its receipt of any Competing Proposal, or any request for nonpublic information relating to such Party or any of its Subsidiaries by any person that informs such Party or any of its Subsidiaries that it is considering making, or has made, a Competing Proposal, or any inquiry from any person seeking to have discussions or negotiations with such Party relating to a possible Competing Proposal. Such notice shall be made in writing, and shall indicate the identity of the Person making the Competing Proposal, inquiry or request and the material terms and conditions of any inquiries, proposals or offers (including a copy thereof if in writing and any related documentation or correspondence). Each Party shall also promptly, and in any event within the shorter of one Business Day and forty-eight (48) hours, notify the other Party, orally and in writing, if it enters into discussions or negotiations concerning any Competing Proposal or provides nonpublic information to any person in accordance with this Section 7.4. In addition, following the date hereof, each of (i) the Company, on the one hand, and (ii) Parent, Parent OP and Merger Sub, on the other hand, shall keep the other Party reasonably informed on a reasonably current basis of any material developments, discussions or negotiations regarding any Competing Proposal and upon the request of such Party shall apprise such Party of the status of such Competing Proposal (including by providing a copy of all material documentation or correspondence relating thereto). Each of (A) the Company, on the one hand, and (B) Parent, on the other hand, agrees that it and its Subsidiaries will not enter into any confidentiality agreement with any Person subsequent to the date of this Agreement which prohibits it from providing any information to the other Party in accordance with this Section 7.4.

(k) As used in this Agreement, “Competing Proposal” shall mean any proposal or offer from any Person (other than Parent and its Subsidiaries or the Company and its Subsidiaries) or “group,” within the meaning of Section 13(d) of the Exchange Act, relating to, in a single transaction or series of related transactions, any (i) in the case of the Company, (A) acquisition of assets of the Company and its Subsidiaries equal to twenty percent (20%) or more of the Company’s consolidated assets or to which twenty percent (20%) or more of the Company’s revenues or earnings on a consolidated basis are attributable, (B) acquisition of twenty percent (20%) or more of the outstanding shares of Company Common Stock, (C) tender offer or exchange offer that if consummated would result in any Person beneficially owning twenty percent (20%) or more of the outstanding shares of Company Common Stock, (D) merger, consolidation, share exchange, business combination, recapitalization, liquidation, dissolution or similar transaction involving the Company or any of its Subsidiaries whose assets, individually or in the aggregate, constitute twenty percent (20%) or more of the Company’s consolidated assets or (E) any combination of the foregoing types of transactions if the sum of the percentage of consolidated assets, consolidated revenues or earnings and shares of Company Common Stock involved is twenty percent (20%) or more; in each case, other than the Transactions or (ii) in the case of Parent, (A) acquisition of assets of Parent and its Subsidiaries equal to twenty percent (20%) or more of Parent’s consolidated assets or to which twenty percent (20%) or more of Parent’s revenues or earnings on a consolidated basis are attributable, (B) acquisition of twenty percent (20%) or more of the outstanding Parent Common Shares, (C) tender offer or exchange offer that if consummated would result in any Person beneficially owning twenty percent (20%) or more of the outstanding Parent Common Shares, (D) merger, consolidation, share exchange, business combination, recapitalization, liquidation, dissolution or similar transaction involving Parent or any of its Subsidiaries whose assets, individually or in the aggregate, constitute twenty percent (20%) or more of Parent’s consolidated assets or (E) any combination of the foregoing types of transactions if the sum of the percentage of consolidated assets, consolidated revenues or earnings and Parent Common Shares involved is twenty percent (20%) or more; in each case, other than the Transactions.

(l) As used in this Agreement, “Superior Proposal” shall mean any bona fide written Competing Proposal that (i) in the case of the Company, the Company Board or a committee thereof has determined in good faith, after consultation with its financial advisors and outside legal counsel, and taking into account all legal, regulatory and other aspects of the proposal and the Person making the proposal (including any break-up fees and conditions to consummation), is more favorable to the Company and its stockholders than the Transactions (including, as the case may be, any revisions to the terms of this Agreement proposed by Parent in response to such proposal or otherwise) and is reasonably likely to receive all required governmental approvals and financing on a timely basis and is otherwise reasonably capable of being completed on the terms proposed, or (ii) in the case of Parent, the Parent Board or a committee thereof has determined in good faith, after consultation with its financial advisors and outside legal counsel, and taking into account all legal, regulatory and other aspects of the proposal and the Person making the proposal (including any break-up fees and conditions to consummation), is more favorable to Parent and its shareholders than the Transactions (including, as the case may be, any revisions to the terms of this Agreement proposed by the Company in response to such proposal or otherwise) and is reasonably likely to receive all required governmental approvals and financing on a timely basis and is otherwise reasonably capable of being completed on the terms proposed; provided, in each case, that for purposes of the definition of “Superior Proposal,” the references to “twenty percent (20%)” in the definition of Competing Proposal shall be deemed to be references to “fifty percent (50%).”

(m) Nothing in this Section 7.4 shall permit any Party to terminate this Agreement or affect any other obligation of the Parties under this Agreement. Neither Party shall submit to the vote of its stockholders or shareholders any Competing Proposal other than the Merger prior to the termination of this Agreement.

Section 7.5 Joint Proxy Statement.

(a) As promptly as reasonably practicable following the date of this Agreement, (i) the Company and Parent shall jointly prepare and cause to be filed with the SEC the Joint Proxy Statement in preliminary form, and (ii) Parent shall prepare and cause to be filed with the SEC the Form S-4 with respect to the Parent Common Shares issuable in the Merger, which will include the Joint Proxy Statement with respect to the Company Stockholder Meeting and Parent Shareholder Meeting. Each of the Company and Parent shall use its reasonable best efforts to (x) have the Form S-4 declared effective under the Securities Act as promptly as practicable after such filing, (y) ensure that the Form S-4 complies in all material respects with the applicable provisions of the Exchange Act or Securities Act, and (z) keep the Form S-4 effective for so long as necessary to complete the Merger. Each of the Company and Parent shall furnish all information concerning itself, its Affiliates and the holders of its capital stock to the other and provide such other assistance as may be reasonably requested in connection with the preparation, filing and distribution of the Form S-4 and Joint Proxy Statement. The Form S-4 and Joint Proxy Statement shall include all information reasonably requested by such other Party to be included therein. Each of the Company and Parent shall promptly notify the other upon the receipt of any comments from the SEC or any request from the SEC for amendments or supplements to the Form S-4 or Joint Proxy Statement, and shall, as promptly as practicable after receipt thereof, provide the other with copies of all correspondence between it and its Representatives, on the one hand, and the SEC, on the other hand, and all written comments with respect to the Joint Proxy Statement or the Form S-4 received from the SEC and advise the other Party of any oral comments with respect to the Joint Proxy Statement or the Form S-4 received from the SEC. Each of the Company and Parent shall use its reasonable best efforts to respond as promptly as practicable to any comments from the SEC with respect to the Joint Proxy Statement, and Parent shall use its reasonable best efforts to respond as promptly as practicable to any comment from the SEC with respect to the Form S-4. Notwithstanding the foregoing, prior to filing the Form S-4 (or any amendment or supplement thereto) or mailing the Joint Proxy Statement (or any amendment or supplement thereto) or responding to any comments of the SEC with respect thereto, each of the Company and Parent shall cooperate and provide the other a reasonable opportunity to review and comment on such document or response (including the proposed final version of such document or response). Parent shall advise the Company, promptly after it receives notice thereof, of the time of effectiveness of the Form S-4, the issuance of any stop order relating thereto or the suspension of the qualification of the Parent Common Shares issuable in connection with the Merger for offering or sale in any jurisdiction, and Parent shall use its reasonable best efforts to have any such stop order or suspension lifted, reversed or otherwise terminated. Parent shall also take any other action required to be taken under the Securities Act, the Exchange Act, any applicable foreign or state securities or “blue sky” Laws and the rules and regulations thereunder in connection with the issuance of the Parent Common Shares in the Merger, and the Company shall furnish all information concerning the Company and the holders of the shares of Company Common Stock as may be reasonably requested in connection with any such actions.

(b) If, at any time prior to the Effective Time, any information relating to the Company or Parent, or any of their respective Affiliates, should be discovered by the Company or Parent which, in the reasonable judgment of the Company or Parent, should be set forth in an amendment of, or a supplement to, any of the Form S-4 or the Joint Proxy Statement, so that any of such documents would not include any misstatement of a material fact or omit to state any material fact necessary to make the statements therein, in light of the circumstances under which they were made, not misleading, the Party which discovers such information shall promptly notify the other Parties, and the Company and Parent shall cooperate in the prompt filing with the SEC of any necessary amendment of, or supplement to, the Joint Proxy Statement or the Form S-4 and, to the extent required by Law, in disseminating the information contained in such amendment or supplement to shareholders of the Company and Parent. Nothing in this Section 7.5(b) shall limit the obligations of any Party under Section 7.5(a). For purposes of this Section 7.5, any information concerning or related to the Company, its Affiliates or the Company Stockholder Meeting will be deemed to have been provided by the Company, and any information concerning or related to Parent, its Affiliates or the Parent Shareholder Meeting will be deemed to have been provided by Parent.

(c) As promptly as practicable following the date on which the Form S-4 has been filed with the SEC, the Company shall, in accordance with applicable Law and the Company Governing Documents, establish a record date for, and, as soon as practicable after the Form S-4 is declared effective under the Securities Act, duly call, give notice of, convene and hold the Company Stockholder Meeting. The Company shall use its reasonable best efforts to cause the Joint Proxy Statement to be mailed to the stockholders of the Company entitled to vote at the Company Stockholder Meeting and to hold the Company Stockholder Meeting as soon as practicable after the Form S-4 is declared effective under the Securities Act. The Company shall, through the Company Board, recommend to its stockholders that they give the Company Stockholder Approval, include such recommendation in the Joint Proxy Statement and solicit and use its reasonable best efforts to obtain the Company Stockholder Approval. Notwithstanding the foregoing provisions of this Section 7.5(c), if, on a date for which the Company Stockholder Meeting is scheduled, the Company has not received proxies representing a sufficient number of shares of Company Common Stock to obtain the Company Stockholder Approval, whether or not a quorum is present, the Company shall make up to two (2) postponements or adjournments of the Company Stockholder Meeting solely for the purpose of soliciting additional proxies and votes in favor of the adoption of this Agreement; provided that the Company Stockholder Meeting is not postponed or adjourned to a date that is more than thirty (30) days after the date for which the Company Stockholder Meeting was originally scheduled (excluding any adjournments or postponements required by applicable Law) without the prior written consent of Parent. Nothing contained in this Agreement shall be deemed to relieve the Company of its obligation to submit this Agreement to its stockholders for a vote on the adoption thereof. The Company agrees that, unless this Agreement shall have been terminated in accordance with Section 10.1, its obligations to hold the Company Stockholder Meeting pursuant to this Section 7.5(c) shall not be affected by the commencement, public proposal, public disclosure or communication to the Company of any Competing Proposal or by any Company Adverse Recommendation Change.

(d) As promptly as practicable following the date on which the Form S-4 has been filed with the SEC, Parent shall, in accordance with applicable Law and the Parent Governing Documents, establish a record date for, and, as soon as practicable after the Form S-4 is declared effective under the Securities Act, duly call, give notice of, convene and hold the Parent Shareholder Meeting. Parent shall use its reasonable best efforts to cause the Joint Proxy Statement to be mailed to the shareholders of Parent entitled to vote at the Parent Shareholder Meeting and to hold the Parent

Shareholder Meeting as soon as practicable after the Form S-4 is declared effective under the Securities Act. Parent shall, through the Parent Board, recommend to its shareholders that they give the Parent Shareholder Approval and the Share Authorization Amendment Approval, include such recommendation in the Joint Proxy Statement, and solicit and use its reasonable best efforts to obtain the Parent Shareholder Approval and the Share Authorization Amendment Approval. Notwithstanding the foregoing provisions of this Section 7.5(d), if, on a date for which the Parent Shareholder Meeting is scheduled, Parent has not received proxies representing a sufficient number of Parent Common Shares to obtain the Parent Shareholder Approval, whether or not a quorum is present, Parent shall make up to two (2) postponements or adjournments of the Parent Shareholder Meeting solely for the purpose of soliciting additional proxies and votes in favor of the approval of the issuance of Parent Common Shares in connection with the Merger; provided that the Parent Shareholder Meeting is not postponed or adjourned to a date that is more than thirty (30) days after the date for which the Parent Shareholder Meeting was originally scheduled (excluding any adjournments or postponements required by applicable Law) without the prior written consent of the Company. Nothing contained in this Agreement shall be deemed to relieve Parent of its obligation to submit the issuance of Parent Common Shares in connection with the Merger to its shareholders for a vote on the approval thereof. Parent agrees that, unless this Agreement shall have been terminated in accordance with Section 10.1, its obligations to hold the Parent Shareholder Meeting pursuant to this Section 7.5(d) shall not be affected by the commencement, public proposal, public disclosure or communication to Parent of any Competing Proposal or by any Parent Adverse Recommendation Change.

(e) The Company and Parent will use their respective reasonable best efforts to (i) hold the Company Stockholder Meeting and the Parent Shareholder Meeting on the same date and as soon as reasonably practicable after the Form S-4 is declared effective and (ii) coordinate with respect to the record dates for the Company Stockholders Meeting and the Parent Shareholders Meeting, as applicable.

Section 7.6 Dividends.

(a) From and after the date of this Agreement until the earlier of the Effective Time and termination of this Agreement, none of Parent or the Company shall make, declare or set aside any dividend or other distribution to its respective stockholders without the prior written consent of Parent (in the case of the Company) or the Company (in the case of Parent); provided, however, that the written consent of the other Party shall not be required for (i) in the case of the Company, subject to the terms of this Section 7.6, the authorization and payment of regular quarterly dividends at a rate not in excess of $1.78 per share, per quarter and (ii) in the case of Parent, subject to the terms of this Section 7.6, (x) the authorization and payment of regular quarterly dividends at a rate not in excess of $0.7025 per share, per quarter, (y) the declaration and payment by Parent of dividends pursuant to the terms of the Parent Series K Preferred Shares and (z) the regular distributions that are required to be made in respect of the Parent OP Units in connection with any dividends paid on the shares of the Parent Common Shares and distributions that are required to be made in respect of the Parent OP Preference Units in accordance with the Parent Partnership Agreement; provided, further, that (A) it is agreed that the Parties shall take such actions as are necessary to ensure that if either the holders of Company Common Stock or the holders of Parent Common Shares receive a distribution for a particular quarter prior to the Closing Date, then the holders of Company Common Stock and the holders of Parent Common Shares, respectively, shall also receive a distribution for such quarter, whether in full or pro-rated for the applicable quarter, as necessary to result in the holders of Company Common Stock and the holders of Parent Common Shares receiving dividends covering the same periods prior to the Closing Date and (B) the Parties will cooperate such that, and the Company will ensure that, beginning with the Company’s quarterly dividend for the third quarter of 2026, any such quarterly dividend by the Company will have the same record date and the same payment date as Parent’s in order to ensure that the stockholders of the Company and the shareholders of Parent receive the same number of such dividends and distributions between January 1, 2026 and the Effective Time.

(b) Notwithstanding the foregoing or anything else to the contrary in this Agreement, each of Parent and the Company, as applicable, shall be permitted to make distributions to its stockholders, including under Section 858 or 860 of the Code, in such amounts as are reasonably necessary in order for such Party to maintain its qualification as a REIT under the Code and applicable state Law and/or to avoid, to the extent reasonably possible, or reduce the incurrence of any entity-level income or excise Tax (any such distribution, a “REIT Distribution”). The record date of any REIT Distribution shall be prior to the Closing Date, and REIT Distributions shall be paid after the close of business on the last Business Day prior to the Closing Date.

(c) If either Parent or the Company determines in good faith that it is necessary to declare a REIT Distribution, it shall notify the other Party at least twenty-five (25) days prior to the record date of such REIT Distribution, and such other Party shall be entitled to declare a dividend per share payable (i) in the case of Parent, to holders of Parent Common Shares, in an amount per Parent Common Share equal to the of the quotient obtained by dividing (A) the REIT Distribution declared by the Company with respect to each share of Company Common Stock and (B) the Exchange Ratio and (ii) in the case of the Company, to holders of shares of Company Common Stock, in an amount per share of Company Common Stock equal to the product of (A) the REIT Distribution declared by Parent with respect to each Parent Common Share multiplied by (B) the Exchange Ratio. The record date and payment date for any dividend payable pursuant to this Section 7.6(c) shall be the close of business on the last Business Day prior to the Closing Date.

ARTICLE VIII

ADDITIONAL AGREEMENTS

Section 8.1 Access; Confidentiality; Notice of Certain Events.

(a) From the date of this Agreement until the Effective Time or the date, if any, on which this Agreement is terminated pursuant to Section 10.1, each of the Company and Parent shall, and shall cause each of their respective Subsidiaries to, upon reasonable prior notice, give the other Party and its Representatives, reasonable access during normal business hours to all of its and their contracts, books, records, analysis, projections, plans, systems, senior management, commitments, offices and other facilities and properties, in each case as such other Party and its Representatives may reasonably request; provided that all such access shall be coordinated through the disclosing Party or its Representatives in accordance with such procedures as they may reasonably establish. Any information provided pursuant to this Section 8.1 shall be subject to the Confidentiality Agreement and the Clean Team Agreement. Notwithstanding anything to the contrary set forth herein, neither the Company nor Parent shall be required to (i) provide access to, or to disclose information, to the extent such access or disclosure would (A) jeopardize the attorney-client, work product or similar privilege of the disclosing Party or any of its Subsidiaries, (B) contain information about the process leading to the negotiation and entry into this Agreement, except as may be required to be disclosed in connection with the filing and preparation of the Form S-4 and Joint Proxy Statement, (C) contravene any applicable Law (including with respect to any competitively sensitive information, if any) or contractual restriction or (D) violate any of its existing obligations with respect to confidentiality (provided that, in the case of each of (A) through (D), the withholding Party shall use reasonable efforts to advise the other Party of the subject matter of any such information that cannot be disclosed and the Parties shall use their reasonable best efforts to make appropriate alternate disclosure arrangements, including adopting additional specific procedures to protect the confidentiality of sensitive material and to ensure compliance with applicable Laws or entering into appropriate common interest or similar agreements), or (ii) provide access to the other Party or any of their respective Representatives for the purpose of conducting any sampling of environmental media or of building materials.

(b) The Company shall give prompt notice to Parent, and Parent shall give prompt notice to the Company, (i) of any notice or other communication received by such Party from any Governmental Entity in connection with this Agreement, the Merger or the other Transactions, or from any Person alleging that the consent of such Person (or another Person) is or may be required in connection with the Merger or the other Transactions, if the subject matter of such communication or the failure of such Party to obtain such consent would reasonably be expected to be material to the Company, the Surviving Entity or Parent, (ii) of any Legal Proceeding commenced or, to any Party’s Knowledge, threatened against, such Party or any of its Subsidiaries or Affiliates, in each case in connection with, arising from or otherwise relating to the Merger or any other Transaction or (iii) upon becoming aware of the occurrence or impending occurrence of any Effect to it or any of the Company Subsidiaries or Parent Subsidiaries, respectively, which could reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect or a Parent Material Adverse Effect, as the case may be. No failure or delay in delivering any such notice shall affect any of the conditions set forth in Article IX.

Section 8.2 Efforts; Consents and Approvals.

(a) Subject to the terms and conditions of this Agreement, Parent and the Company will cooperate with each other and use (and will cause their respective Subsidiaries to use) their respective reasonable best efforts to consummate the Transactions and to cause the conditions to the Transactions set forth in Article IX to be satisfied as promptly as reasonably practicable, including using all reasonable best efforts to accomplish the following as promptly as reasonably practicable: (i) the obtaining of all actions or non-actions, clearances, consents, approvals, registrations, waivers, permits, authorizations, orders, expirations or terminations of waiting periods and other confirmations from any Governmental Entity or other person that are or may become necessary, proper or advisable in connection with the consummation of the Transactions, (ii) the preparation and making of all registrations, filings, forms, notices, petitions, statements, submissions of information, applications and other documents (including filings with Governmental Entities) that are or may become necessary, proper or advisable in connection with the consummation of the Transactions, (iii) the supply of any additional information and documentary materials that may be requested by or advisable to submit to any Governmental Entity in connection with the consummation of the Transactions, (iv) the taking of all steps as may be necessary, proper or advisable to obtain a clearance, consent, approval, registration, waiver, permit, authorization or order from, or to avoid a Legal Proceeding by, any Governmental Entity or other person in connection with the consummation of the Transactions, (v) the defending of any lawsuits or other Legal Proceedings, whether judicial or administrative, challenging the Transactions or this Agreement or that would otherwise prevent or delay the consummation of the Transactions, including seeking to have any stay, temporary restraining order or injunction entered by any court or other Governmental Entity vacated or reversed, and (vi) the execution and delivery of any additional instruments that are or may become reasonably necessary, proper or advisable to consummate the Transactions, and to carry out fully the purposes of this Agreement. Notwithstanding anything to the contrary contained in this Agreement, without the prior written consent of the other Party, neither Parent nor the Company, nor any of their respective Subsidiaries or Affiliates, will grant or offer to grant any material accommodation or concession (financial or otherwise), or make any material payment, to any third party in connection with seeking or obtaining its consent to the Transactions.

(b) Without limiting the efforts referenced in Section 8.2(a), the Parties shall, and shall cause their respective Subsidiaries to, keep the other apprised of the status of matters relating to the completion of the Transactions and work cooperatively in connection with obtaining all necessary clearances, consents, approvals, registrations, waivers, permits, authorizations, orders, expirations or terminations of waiting periods by any Governmental Entity. In that regard, each Party shall, and shall cause its respective Subsidiaries to, (i) promptly provide any information and assistance as the other Party may reasonably request with respect to all notices, submissions or filings made by or on behalf of such Party with any Governmental Entity in connection with this Agreement or the Transactions, (ii) promptly inform the other Party, and if in writing, furnish the other Party with copies of (or, in the case of oral communications, advise the other Party of) any material or substantive communication from or to any Governmental Entity regarding the Transaction, and permit the other Party to review and discuss in advance, and consider in good faith the views of the other Party in connection with, any proposed material or substantive written or oral communication or submission with or to any Governmental Entity. Neither Party shall participate in any meeting with any Governmental Entity in connection with this Agreement or the Transactions, or with any other person in connection with any Legal Proceeding by a private party relating to the Transactions, unless it consults with the other Party in advance and, to the extent not prohibited by such Governmental Entity, gives the other Party the opportunity to attend and participate thereat. Each Party may, as it deems advisable and necessary, reasonably designate material provided to the other Party as “Outside Counsel Only Material” and also may reasonably redact the material as necessary to (A) remove personally sensitive information, (B) remove references concerning the valuation of a party and its subsidiaries conducted in connection with the approval of this Agreement and the negotiations and investigations leading thereto, (C) comply with contractual arrangements, (D) prevent the loss of a legal privilege or (E) comply with applicable Law.

(c) Each of the Parties agrees that, between the date of this Agreement and the earlier of the Effective Time and the termination of this Agreement in accordance with Section 10.1, it shall not, and shall ensure that none of its Subsidiaries shall, consummate, enter into any agreement providing for, or announce, any investment, acquisition, divestiture or other business combination that would reasonably be expected to materially delay or prevent the consummation of the Transactions.

Section 8.3 Publicity. So long as this Agreement is in effect, neither the Company nor Parent, nor any of their respective Affiliates, shall issue or cause the publication of any press release or other announcement with respect to the Merger or this Agreement without the prior written consent of the other Party (which consent will not be unreasonably withheld, delayed or conditioned), unless such Party determines, after consultation with outside counsel, that it is required by applicable Law or by any listing agreement with or the listing rules of a national securities exchange or trading market to issue or cause the publication of any press release or other announcement with respect to the Merger or this Agreement, in which event such Party shall provide a reasonable opportunity to the other Party to review and comment upon such press release or other announcement and shall give due consideration to all reasonable additions, deletions or changes suggested thereto; provided, however, that the Company or Parent, respectively, shall not be required to provide any such review or comment to Parent or the Company, as applicable, in connection with (i) the receipt and existence of a Competing Proposal and matters related thereto or a Company Adverse Recommendation Change or a Parent Adverse Recommendation Change, as applicable, and (ii) statements that are not inconsistent with previous press releases, public disclosures or public statements made by Parent and the Company in compliance with this Section 8.3 (which statements may include internal communications to their respective employees).

Section 8.4 Employee Matters.

(a) From the Effective Time until the first anniversary of the Effective Time, Parent shall provide, or shall cause to be provided, to each employee of Parent, the Company or their respective Subsidiaries whose employment continues following the Effective Time (each, a “Continuing Employee”), for so long as such Continuing Employee remains employed by Parent and its Subsidiaries, (i) base salary or wages at least equal to that provided to the Continuing Employee as of immediately prior to the Effective Time; (ii) annual cash incentive compensation opportunities that are no less favorable than those provided to the Continuing Employee as of immediately prior to the Effective Time; (iii) subject to Section 8.4(a) of the Parent Disclosure Letter, equity-based compensation opportunities (other than initial new hire equity awards) that are no less favorable than those provided to the Continuing Employee as of immediately prior to the Effective Time; (iv) employee benefits (excluding severance, transaction or retention bonuses and equity-based compensation) that are no less favorable in the aggregate than, at Parent’s discretion, (x) those provided to similarly situated employees of the Company and its Subsidiaries as of immediately prior to the Effective Time, (y) those provided to similarly situated employees of Parent and its Subsidiaries as of immediately prior to the Effective Time or (z) a combination of the two; and (v) for each Continuing Employee who is not party to an individual agreement providing for severance or termination benefits or a participant in the Parent Executive Severance Plan, in each case, as amended and restated, severance pursuant to the terms and conditions set forth in Section 8.4(a) of the Parent Disclosure Letter; provided, that, for purposes of clause (iv), with respect to a Continuing Employee that participated in a Company Benefit Plan or a Parent Benefit Plan, as applicable, prior to the Effective Time, continued participation in such Company Benefit Plan or Parent Benefit Plan, as applicable, or the provision of compensation or benefits at the same level as that provided to the Continuing Employee prior to the Effective Time, in each case, following the Effective Time shall be deemed to satisfy the foregoing standards. In order to effect an orderly and equitable transition and integration, Parent and the Company shall cooperate in good faith in reviewing, evaluating and analyzing the Company Benefit Plans and Parent Benefit Plans with a view towards developing appropriate new benefit plans, or selecting the Company Benefit Plans or Parent Benefit Plans, as applicable, that will apply with respect to the Continuing Employees after the Effective Time (collectively, the “New Plans”). Parent, the Company and their respective Subsidiaries shall use their commercially reasonable efforts to cause the New Plans, to the extent permitted by applicable Law, to (i) treat similarly situated employees on a substantially equivalent basis, taking into account all relevant factors, including duties, geographic location, tenure, qualifications and abilities, (ii) not discriminate between employees who were covered by Company Benefit Plans, on the one hand, and those covered by Parent Benefit Plans, on the other hand, at the Effective Time and (iii) provide an overall market-competitive level of benefits.

(b) For all purposes (including purposes of vesting, eligibility to participate, severance, paid time off and level of benefits) under the New Plans, each Continuing Employee shall be credited with his or her years of service with the Company and its Subsidiaries and their respective predecessors or Parent and its Subsidiaries and their respective predecessors, as applicable, to the extent such credit was given under the analogous Company Benefit Plan or Parent Benefit Plan, as applicable, prior to the Effective Time; provided that the foregoing shall not apply for purposes of benefit accrual under defined benefit plans, for purposes of any benefit plan that is a frozen plan or provides grandfathered benefits, or to the extent that its application would result in a duplication of benefits. In addition, and without limiting the generality of the foregoing, (i) each Continuing Employee shall be immediately eligible to participate, without any waiting time, in any and all New Plans to the extent coverage under such New Plan replaces coverage under a similar Company Benefit Plan or a Parent Benefit Plan in which such Continuing Employee participated (such plans, collectively, the “Old Plans”), and (ii) for purposes of each New Plan providing medical, dental, pharmaceutical, vision, disability, life, vacation or other welfare benefits to any Continuing Employee (or his or her covered dependents) (collectively, the “New Welfare Plans”), Parent or an applicable Subsidiary shall take commercially reasonable efforts to cause all pre-existing condition exclusions and limitations and actively-at-work requirements of such New Welfare Plan to be waived for such Continuing Employee and his or her covered dependents, except to the extent such pre-existing conditions, exclusions and waiting periods would apply with respect to the analogous Company Benefit Plan or Parent Benefit Plan, and Parent shall cause any eligible expenses incurred by such Continuing Employee and his or her covered dependents under the corresponding Old Plan during the portion of the plan year of such Old Plans ending on the date such Continuing Employee’s participation in the corresponding New Welfare Plan begins (such initial plan year of participation, the “Initial Year of Participation”) to be taken into account under such New Welfare Plan for purposes of satisfying all deductible, coinsurance and maximum out-of-pocket requirements applicable to such Continuing Employee and his or her covered dependents for the Initial Year of Participation as if such amounts had been paid in accordance with such New Welfare Plan.

(c) From and after the Effective Time, each Continuing Employee who was eligible to participate in the annual short-term incentive plans that are maintained by Parent or the Company, as applicable (each, a “Bonus Plan”), immediately prior to the Effective Time shall remain eligible to receive a bonus under such Bonus Plan for fiscal year 2026 (the “2026 Bonus”). Prior to the Effective Time, Parent and the Company, as applicable, shall determine and certify in good faith the level of performance achievement for the portion of fiscal year 2026 ending on the Effective Time (or, if the Effective Time occurs after fiscal year 2026, for the entirety of fiscal year 2026) under each Party’s respective Bonus Plans; and the amounts payable with respect to the 2026 Bonus shall be determined in accordance with Section 8.4(c) of the Parent Disclosure Letter.

(d) Prior to the Effective Time, any broad-based notices or communication materials (including website postings), and the script or other materials for any town hall meetings or other verbal communications, from the Company or Parent or either Party’s Affiliates to its employees with respect to employment, compensation or benefits matters addressed in this Agreement or related, directly or indirectly, to the Merger or employment thereafter, shall be disclosed in advance to the other Party such that the other Party is given a reasonable period of time to review and comment on the communication, which comments shall be considered by the communicating Party in good faith; provided that no such disclosure shall be required for any communications that are consistent in all respects with previous communications made in accordance with this Agreement.

(e) The Parties hereby acknowledge that the consummation of the Merger and the other Transactions shall be deemed to be a “change in control” (or similar phrase) within the meaning of each applicable Parent Benefit Plan and shall not be deemed to be a “change in control” or “sale event” (or similar phrase) within the meaning of each applicable Company Benefit Plan.

(f) Nothing in this Section 8.4 shall prohibit Parent, the Company or any of their respective Subsidiaries from amending or terminating (in accordance with any applicable terms), or shall be construed as creating, amending or terminating any Parent Benefit Plan, Company Benefit Plan, New Plan or any other compensation or benefit plan, program, policy, practice, agreement or arrangement sponsored or maintained by Parent, the Company or any of their respective Subsidiaries, and nothing in this Agreement shall otherwise require Parent, the Company or any of their respective Subsidiaries to create or continue any particular compensation or benefit plan, program, policy, practice, agreement or arrangement after the Effective Time, except as expressly provided in this Section 8.4. The provisions of this Section 8.4 are solely for the benefit of the Parties hereto, and no current or former employee, officer, director, trustee, manager or consultant, or any other individual, shall be regarded for any purpose as a third party beneficiary of this Section 8.4.

Section 8.5 Directors’ and Officers’ Insurance and Indemnification.

(a) Parent shall, and shall cause the Surviving Entity and each Company Subsidiary to, for a period of six (6) years after the Effective Time (and until such later date as of which any matter covered hereby commenced during such six (6)-year period shall have been finally disposed of), honor and fulfill in all respects the obligations of such Person (and the obligations of the Company as in effect immediately prior to the Effective Time) to the fullest extent permissible under applicable Law, under the Company Governing Documents, and corresponding organizational or governing documents of such Company Subsidiary, in each case, as in effect on the date hereof and under any indemnification or other similar agreements in effect on the date hereof (the “Indemnification Agreements”) to the individuals entitled to indemnification, exculpation and/or advancement of expenses under such Company Governing Documents, other organizational or governing documents or Indemnification Agreements (the “Covered Persons”) arising out of or relating to actions or omissions in their capacity as such occurring at or prior to the Effective Time, including in connection with the consideration, negotiation and approval of this Agreement and the Transactions. For the avoidance of doubt, Parent and/or its Subsidiaries shall honor in full, and succeed to the obligations of the Company under, the indemnification agreements of the Company with each of its directors in the form filed as Exhibit 10.10 to the Company’s Annual Report on Form 10-K for the year ended December 31, 2025.

(b) Without limiting the provisions of Section 8.5(a), for a period of six (6) years after the Effective Time (and until such later date as of which any matter covered hereby commenced during such six (6)-year period shall have been finally disposed of), Parent shall cause the Surviving Entity to: (i) indemnify and hold harmless each Covered Person against and from any costs or expenses (including attorneys’ fees), judgments, fines, losses, claims, damages, liabilities and amounts paid in settlement in connection with any claim, action, suit, proceeding or investigation, whether civil, criminal, administrative or investigative, to the extent such claim, action, suit, proceeding or investigation arises out of or pertains to: (A) any action or omission or alleged action or omission in such Covered Person’s capacity as such prior to the Effective Time, or (B) this Agreement and any of the Transactions; and (ii) pay in advance of the final disposition of any such claim, action, suit, proceeding or investigation the expenses (including attorneys’ fees) of any Covered Person upon receipt of an undertaking by or on behalf of such Covered Person to repay such amount if it shall ultimately be determined that such Covered Person is not entitled to be indemnified. Notwithstanding anything to the contrary contained in this Section 8.5 or elsewhere in this Agreement, Parent and the Surviving Entity (x) shall not be liable pursuant to this Section 8.5 for any settlement effected without their prior written consent (which consent shall not be unreasonably withheld, delayed or conditioned), (y) shall not have any obligation under this Section 8.5 to any Covered Person to the extent that a court of competent jurisdiction shall determine in a final and non-appealable order that such indemnification is prohibited by applicable Law, in which case the Covered Person shall promptly refund to Parent or the Surviving Entity the amount of all such expenses theretofore advanced pursuant thereto (unless such court orders otherwise) and (z) shall not settle or compromise or consent to the entry of any judgment or otherwise seek termination with respect to any claim, action, suit, proceeding or investigation of a Covered Person for which indemnification may be sought under this Section 8.5(b) unless such settlement, compromise, consent or termination includes an unconditional release of such Covered Person from all liability arising out of such claim, action, suit, proceeding or investigation and does not include any admission of liability with respect to such Covered Person or such Covered Person consents in writing.

(c) For a period of six (6) years after the Effective Time (and until such later date as of which any matter covered hereby commenced during such six (6)-year period shall have been finally disposed of), the organizational and governing documents of the Surviving Entity and each Company Subsidiary shall contain provisions no less favorable with respect to indemnification, advancement of expenses and exculpation of Covered Persons for periods prior to and including the Effective Time than are currently set forth in the Company Governing Documents and shall not contain any provision to the contrary.

(d) Prior to the Effective Time, the Company shall or, if the Company is unable to, Parent shall cause the Surviving Entity as of or after the Effective Time to, purchase a six (6)-year prepaid “tail” policy, with terms, conditions, retentions and limits of liability that are no less favorable than the coverage provided under the Company’s existing policies of directors’ and officers’ liability insurance and fiduciary liability insurance, with respect to matters arising on or before the Effective Time (including in connection with this Agreement and the transactions or actions contemplated by this Agreement), and Parent shall cause such policy to be maintained in full force and effect, for its full term, and cause all obligations thereunder to be honored by the Surviving Entity, and no other party shall have any further obligation to purchase or pay for insurance hereunder; provided that the Company shall not pay, and the Surviving Entity shall not be required to pay, in excess of three hundred fifty percent (350%) of the last annual premium paid by the Company prior to the date of this Agreement in respect of such “tail” policy. If the Company or the Surviving Entity for any reason fail to obtain such “tail” insurance policies prior to, as of or after the Effective Time, Parent shall, for a period of six (6) years from the Effective Time, cause the Surviving Entity to maintain in effect the current policies of directors’ and officers’ liability insurance and fiduciary liability insurance maintained by the Company with respect to matters arising on or before the Effective Time; provided that, after the Effective Time, Parent shall not be required to pay annual premiums in excess of three hundred fifty percent (350%) of the last annual premium paid by the Company prior to the date of this Agreement in respect of the coverage required to be obtained pursuant hereto, but in such case shall purchase the maximum coverage available for such amount.

(e) The Covered Persons (and their successors and heirs) are intended express third party beneficiaries of this Section 8.5, and this Section 8.5 shall not be amended in a manner that is adverse to the Covered Persons (including their successors and heirs) or terminated without the consent of the Covered Persons (including their successors and heirs) affected thereby, except pursuant to a termination of this Agreement pursuant to Section 10.1. All rights under this Section 8.5 are intended to be in addition to and not in substitution of other rights any Covered Persons may otherwise have.

(f) In the event the Surviving Entity (i) consolidates with or merges into any other Person and will not be the continuing or surviving corporation or entity of such consolidation or merger or (ii) transfers all or substantially all of its properties and assets to any Person, then proper provision will be made so that such continuing or surviving corporation or entity or transferee of such assets, as the case may be, will assume the obligations set forth in this Section 8.5.

Section 8.6 Takeover Statutes. The Parties and their respective board of directors (or equivalent) shall use their respective reasonable best efforts (a) to take all action necessary so that no Takeover Statute (or any similar provisions in the Company Governing Documents and the Parent Governing Documents) is or becomes applicable to the Merger or any of the other Transactions and (b) if any such Takeover Statute (or any similar provisions in the Company Governing Documents and the Parent Governing Documents) is or becomes applicable to any of the foregoing, to take all action necessary so that the Merger and the other Transactions may be consummated as promptly as practicable on the terms contemplated by this Agreement and otherwise to eliminate or minimize the effect of such Takeover Statute (or any similar provisions in the Company Governing Documents and the Parent Governing Documents) on the Merger and the other Transactions.

Section 8.7 Obligations of Merger Sub. Parent shall take all action necessary to cause Merger Sub and the Surviving Entity to perform their respective obligations under this Agreement and to consummate the Transactions, including the Merger, upon the terms and subject to the conditions set forth in this Agreement.

Section 8.8 Rule 16b-3. Prior to the Effective Time, each of the Company, Parent, Parent OP and Merger Sub shall take such steps as may be reasonably necessary or advisable hereto to cause dispositions of Company equity securities (including derivative securities) by any officer or director of the Company who is a covered Person of the Company for purposes of Section 16 of the Exchange Act (“Section 16”) and acquisitions of Parent equity securities (including derivative securities) by any Person who is or will after the Effective Time be, a covered Person of the Surviving Entity for purposes of Section 16, which dispositions and acquisitions include the conversions contemplated under Section 4.5 hereto, to be an exempt transaction for purposes of Section 16.

Section 8.9 Control of Operations. Without limiting any Party’s rights or obligations under this Agreement, the Parties understand and agree that (a) (i) nothing contained in this Agreement shall give Parent, directly or indirectly, the right to control or direct the Company’s operations prior to the Effective Time, and (ii) prior to the Effective Time, the Company shall exercise, consistent with the terms and conditions of this Agreement, complete control and supervision over its operations; and (b) (i) nothing contained in this Agreement shall give the Company, directly or indirectly, the right to control or direct Parent’s operations prior to the Effective Time, and (ii) prior to the Effective Time, Parent shall exercise, consistent with the terms and conditions of this Agreement, complete control and supervision over its operations.

Section 8.10 Transaction Litigation. The Company shall promptly notify Parent, and Parent shall promptly notify the Company, of any Legal Proceeding related to this Agreement, the Merger or the other Transactions threatened or brought against the Company, its directors and/or officers by security holders of the Company (a “Company Transaction Litigation”), on the one hand, or Parent, its directors and/or officers by security holders of Parent, on the other hand (a “Parent Transaction Litigation” and each such action, a “Transaction Litigation”); provided, that in no event shall Company Transaction Litigation, Parent Transaction Litigation or Transaction Litigation include any Legal Proceedings in which the Company and Parent are adverse parties. The Company shall provide Parent a reasonable opportunity to participate in but not control, the defense of a Company Transaction Litigation and Parent shall provide the Company a reasonable opportunity to participate in but not control, the defense of a Parent Transaction Litigation, including, in each case, the opportunity to review material communications and participate in material meetings with opposing counsel or any Governmental Entity in connection with a Transaction Litigation. Except to the extent required by applicable Law, the Company, on the one hand, and Parent, on the other hand, shall not enter into any settlement agreement, agree to any undertakings or approve or otherwise agree to any waiver that may be sought in connection with such Transaction Litigation, without the prior written consent of Parent or the Company, as applicable (which consent shall not be unreasonably withheld).

Section 8.11 Stock Exchange Listing.

(a) Parent shall use its best efforts to cause the Parent Common Shares to be issued in connection with the Merger to be authorized and approved for listing on the NYSE, subject to official notice of issuance, prior to the Effective Time; provided that, if Parent and the Company shall determine, that from and after the Closing, shares of Parent will be listed on the Nasdaq Stock Market, then Parent and the Company shall cooperate and use their respective reasonable best efforts to have approved and made effective the application for the original listing on the Nasdaq Stock Market of the Parent Common Shares to be issued in connection with the Merger, subject to official notice of issuance, prior to the Effective Time. Parent and the Company agree that they will use their respective best efforts to make any such determination as promptly as reasonably practicable following the date of this Agreement and no later than the date the Joint Proxy Statement is filed with the SEC in preliminary form. For the avoidance of doubt, if Parent and the Company determine to transfer the listing from the NYSE to the Nasdaq Stock Market, the reference to the NYSE in Section 9.1(d) of this Agreement shall be deemed a reference to the applicable Nasdaq Stock Market exchange.

(b) Parent and the Company agree to cooperate in taking, or causing to be taken, all actions necessary to delist the Company Common Stock from the NYSE and terminate its registration under the Exchange Act; provided that such delisting and termination shall not be effective until at or after the Effective Time.

(c) If the Company may be required to file any quarterly or annual report pursuant to the Exchange Act by a filing deadline that is imposed by the Exchange Act and which falls on a date within the ten (10) days following the Closing Date, the Company shall file such quarterly or annual report prior to the Closing.

Section 8.12 Other Actions.

(a) The Parties shall take the actions set forth on Section 8.12(a) of the Company Disclosure Letter.

(b) In connection with any filings, notices or other submissions required to be made by the Company, Parent or either of their applicable Subsidiaries under the Multifamily Property Laws, the Parties shall use their reasonable best efforts to take the actions set forth on Section 8.12(b) of the Company Disclosure Letter.

(c) The Parties shall take the actions set forth on Section 8.12(c) of the Company Disclosure Letter.

Section 8.13 Financing Cooperation.

(a) During the period from the date of this Agreement to the Effective Time, the Parties shall cooperate in good faith to implement any necessary, appropriate or desirable arrangements in connection with their respective indentures, credit agreements and other documents governing or relating to Indebtedness, in each case, with respect to any financing matters in connection with the Transactions, including arranging, offering, placing, issuing or incurring any Indebtedness in connection with the Bridge Facility and any Pre-Merger Financing Transaction or any swaps, options, derivatives and other hedging Contracts or arrangements, in each case, entered into in the ordinary course of business or in connection with any such Indebtedness.

(b) Note Offers and Consent Solicitations.

(i) Without limiting the generality of the foregoing, during the period from the date of this Agreement to the Effective Time, Parent or one or more of its Subsidiaries may, on one or more dates mutually agreed by Parent and the Company, (i) commence one or more offers to exchange any or all of the outstanding debt issued under the Company Notes Indentures for securities issued by Parent, Parent OP or any of their Affiliates (the “Offers to Exchange”); and (ii) solicit the consent of the holders of debt issued under the Company Notes Indentures regarding certain proposed amendments thereto or certain transactions described therein (the “Consent Solicitations” and, together with the Offers to Exchange, if any, the “Note Offers and Consent Solicitations”), in each case, upon terms mutually agreed by Parent and the Company after consultation with their legal and financial advisors; provided, however, that any such Offers to Exchange and/or Consent Solicitation shall expressly reflect that, and it shall be the case that, the closing of any such transaction shall not be consummated until the Closing and such transaction shall be funded using consideration provided by Parent or any of its Subsidiaries (or by the Company or any of the Company Subsidiaries if the payment thereof is to be made after the Closing).

(ii) Any Note Offers and Consent Solicitations shall be made on such timing, terms and conditions (including price to be paid and conditionality) as are mutually agreed by Parent and the Company after consultation with their legal and financial advisors and which are permitted by the terms of the applicable Company Notes Indenture and applicable Laws, including SEC rules and regulations.

(iii) Parent shall consult with the Company regarding the material terms and conditions of any Note Offers and Consent Solicitations, including the timing and commencement of any Note Offers and Consent Solicitations and any tender deadlines.

(iv) Parent shall have provided the Company with the necessary offer to exchange, consent solicitation statement, letter of transmittal, press release, if any, in connection therewith, and each other document relevant to the transaction that will be distributed by Parent in the applicable Note Offers and Consent Solicitations (collectively, the “Debt Offer Documents”) a reasonable period of time in advance of commencing the applicable Note Offers and Consent Solicitations to allow the Company and its counsel to review and comment on such Debt Offer Documents, and each Debt Offer Document shall be reasonably acceptable to each of Parent and the Company.

(v) Subject to the receipt of the requisite holder consents, in connection with any or all of the Consent Solicitations, the Company shall execute a supplemental indenture to each of the Company Notes Indentures in accordance with the terms thereof amending the terms and provisions thereof as described in the applicable Debt Offer Documents in a form that is reasonably acceptable to Parent and the Company; provided, however, that the amendments effected by such supplemental indentures shall not become operative until the Closing.

(vi) During the period from the date of this Agreement to the Effective Time, at Parent’s sole expense, the Company shall and shall cause its Subsidiaries to, and shall use reasonable best efforts to cause its and their Representatives to, provide all cooperation reasonably requested by Parent to assist Parent in connection with any Note Offers and Consent Solicitations (including (i) using reasonable best efforts to cause the Company’s independent accountants to provide customary consents for use of their reports, and to provide customary “comfort letters,” in each case to the extent required in connection with any Note Offers and Consent Solicitations and (ii) providing assistance with a customary “due diligence” investigation in connection with any Note Offers and Consent Solicitations).

(vii) The dealer manager, solicitation agent, information agent, depositary or other agent retained in connection with any Note Offers and Consent Solicitations will be mutually agreed by Parent and the Company and retained by Parent.

(viii) Notwithstanding any of the foregoing or any other provision of this Agreement to the contrary, each of Parent, on the one hand, and the Company, on the other hand, shall be responsible for fifty percent (50%) of the aggregate amount of the Reimbursement Obligations, and the Company shall, or shall cause its Subsidiaries to, pay to Parent an amount of cash equal to fifty percent (50%) of the aggregate amount of the Reimbursement Obligations paid by Parent (such payment to be made promptly and in any event within thirty (30) Business Days following delivery to the Company of a written request therefor accompanied by reasonable supporting documentation evidencing such Reimbursement Obligations).

(ix) If, at any time prior to the completion of any Note Offers and Consent Solicitations, the Company or any of its Subsidiaries, on the one hand, or Parent or any of its Subsidiaries, on the other hand, discovers any information that should be set forth in an amendment or supplement to the Debt Offer Documents so that the Debt Offer Documents shall not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of circumstances under which they are made, not misleading, such Party that discovers such information shall use reasonable best efforts to promptly notify the other Party, and an appropriate amendment or supplement prepared by Parent describing such information shall be disseminated to the applicable holders of the notes outstanding under the Company Notes Indentures.

(c) The Parties acknowledge and agree that, prior to the Effective Time, it may be necessary for Parent and/or the Company to enter into financing transactions (including the retirement of existing Indebtedness and/or producing amendments, modifications or consents in relation to existing Indebtedness) for the purposes of obtaining consent for any “change of control” (or equivalent transaction) that may arise as a result of the Transactions or to otherwise modify, prepay or repay such Indebtedness to accommodate the legal and operational needs of the Parties as a result of the Transactions (any such financing transaction, including any offers to exchange and consent solicitations, a “Pre-Merger Financing Transaction”). In connection with any Pre-Merger Financing Transaction and/or the Bridge Facility, each of the Company (with respect to itself and its Subsidiaries) and Parent (with respect to itself and its Subsidiaries) agree, to the extent requested in writing by the other, to cooperate with respect to, and use their reasonable best efforts to, and to cause their Representatives to, provide such information to the other as may be necessary or desirable in connection with, the structuring, marketing and execution of any Pre-Merger Financing Transaction, including (i) upon reasonable prior written notice, causing appropriate officers to participate in a reasonable number of meetings and due diligence sessions in connection with any Pre-Merger Financing Transaction to be held at times mutually agreed by the Parties and which participation may be by videoconference, (ii) assisting with the preparation of pro forma financial information and pro forma financial statements and any portion of the disclosure in relation to any Pre-Merger Financing Transaction that relates to the Merger or the Transactions (including any financial information and operational data or any other information of the type required by Regulation S-X and Regulation S-K under the Securities Act for an offering); provided that no Party shall be required to deliver any pro forma, projected or forward looking information (other than financial information necessary for the preparation of pro forma financial statements), (iii) delivering, or procuring the delivery of, such information, certificates, representation letters and other documents as may be reasonably necessary for the closing of any such Pre-Merger Financing Transaction, (iv) providing as promptly as practicable all documentation and other information required by bank regulatory authorities under applicable “know-your-customer,” beneficial ownership and anti-money laundering rules and regulations, including the U.S.A. Patriot Act of 2001 and the requirements of 31 C.F.R. §1010.230, (v) preparation of customary offering documents, lender presentations, rating agency presentations and other marketing materials for the Pre-Merger Financing Transaction and (vi) causing its independent auditors to (A) provide drafts and executed versions of customary auditors consents and customary comfort letters (including “negative assurance” comfort and change period comfort) with respect to financial information and pro forma financial information relating to the Company, Parent and their respective Subsidiaries, as applicable, as reasonably requested by Parent and/or the Company or as necessary or customary for financings similar to any Pre-Merger Financing Transaction, (B) provide assistance in the preparation of pro forma financial statements and information, (C) attend a reasonable number of accounting due diligence sessions and drafting sessions at reasonable times and places, and (D) otherwise provide customary assistance.

(d) Notwithstanding anything to the contrary in this Section 8.13, neither the Company nor Parent shall be required to disclose any information pursuant to this Section 8.13 to the extent that (A) in the reasonable good faith judgment of such Party, the information is subject to confidentiality obligations to a third party or (B) disclosure of any such information or document would result in the loss of attorney-client privilege, attorney work product or other relevant legal privilege; provided that, with respect to clauses (A) through (B) of this Section 8.13(d), the Company or Parent, as applicable, shall use its commercially reasonable efforts to (1) obtain the required consent of any third party necessary to provide such disclosure, (2) develop an alternative to providing such information so as to address such matters that is reasonably acceptable to the other Party and (3) utilize the procedures of a joint defense agreement or implement such other techniques if the Parties determine that doing so would reasonably permit the disclosure of such information without jeopardizing such privilege.

(e) Notwithstanding anything to the contrary in this Section 8.13, neither the Company nor Parent shall be (A) obligated to provide any financial (or other) information that (1) is not produced in the ordinary course of business, (2) is not required to be provided pursuant to the terms of the documentation governing the Indebtedness of such Party, or (3) cannot be produced or provided without unreasonable cost or expense; (B) required to take any action other than at such other Party’s request and with reasonable prior notice; (C) required to take any action that would conflict with, violate or result in a breach of or default under its organizational documents or any material contract or law to which it or its property is bound; (D) required to take any action that could subject any director, trustee, manager, officer or employee of such Party to any actual or potential personal liability; (E) required to take any action that it determines in good faith would unreasonably interfere with the ongoing commercial operations of such Party and its Subsidiaries or would require an action that is not within the control of such Party using reasonable efforts; (F) required to take any action to the extent it could cause any representation, warranty or covenant in this Agreement to be breached, cause any condition to the Closing set forth in Article IX to fail to be satisfied or otherwise cause any breach of this Agreement; or (G) required to deliver or cause the delivery of any legal opinions or accountants’ comfort letters or reliance letters in connection with any Pre-Merger Financing Transaction.

(f) Parent and the Company shall reasonably cooperate (i) to obtain customary payoff letters from the agent for or holders of any Indebtedness which the Parties reasonably determine to be necessary or advisable to repay in connection with the Merger and (ii) to make arrangements for such agent for or holders of such Indebtedness to deliver to Parent, subject to the prior receipt of the applicable payoff amounts, releases of all related Liens and terminations of all related guarantees at, and subject to the occurrence of, the Closing.

(g) Notwithstanding the foregoing, it is expressly understood and agreed that the Parties’ obligation to consummate the Merger and the Transactions are not subject to a financing condition or contingent upon the results of either Party’s efforts to consummate any Pre-Merger Financing Transaction or Note Offer and Consent Solicitation.

(h) Notwithstanding anything to the contrary in this Agreement, any breach of or non-compliance with this Section 8.13 by any of the Parties shall not be taken into account in determining whether the conditions to the consummation of the Transactions set forth in Article IX have been satisfied, and the sole remedy for a breach of this Section 8.13 shall be the rights of specific performance set forth in Section 11.11.

ARTICLE IX

CONDITIONS TO CONSUMMATION OF THE TRANSACTIONS

Section 9.1 Conditions to Each Party’s Obligations to Effect the Transactions. The respective obligations of each Party to effect the Transactions (including the Asset Contribution and the Merger) shall be subject to the satisfaction on or prior to the Closing Date of each of the following conditions, any and all of which may be waived in whole or in part by Parent, Parent OP, Merger Sub and the Company, as the case may be, to the extent permitted by applicable Law:

(a) Shareholder Approval. Each of the Company Stockholder Approval and the Parent Shareholder Approval shall have been obtained.

(b) Statutes; Court Orders. (i) No Law shall have been enacted or promulgated by any Governmental Entity of competent jurisdiction and be in effect which prohibits or makes illegal the consummation of the Merger, and (ii) there shall be no temporary restraining order, preliminary or permanent injunction or other order, decree or judgment issued by any Governmental Entity of competent jurisdiction and be in effect which would have the effect of making illegal or otherwise prohibiting the consummation of the Merger.

(c) Registration Statement. The Form S-4 shall have become effective in accordance with the provisions of the Securities Act. No stop order suspending the effectiveness of the Form S-4 shall have been issued by the SEC and remain in effect and no proceeding to that effect shall have been commenced by the SEC and not withdrawn.

(d) Listing. The Parent Common Shares to be issued in the Merger shall have been authorized and approved for listing on the NYSE, subject only to official notice of issuance.

Section 9.2 Conditions to Obligations of Parent, Parent OP and Merger Sub. The obligations of Parent, Parent OP and Merger Sub to effect the Asset Contribution and the Merger are also subject to the satisfaction or waiver (in writing) by Parent on or prior to the Closing Date of each of the following additional conditions:

(a) Representations and Warranties. (i) Each of the representations and warranties of the Company contained in Article V (other than the Company Fundamental Representations, the Company Fundamental Representations – De Minimis and the first sentence of Section 5.8) shall be true and correct as of the Closing (without giving effect to any “material,” “materiality,” “Company Material Adverse Effect” or similar phrases, except that the word “material” in the definition of “Company Material Contract” shall not be disregarded) as if made as of such date (except to the extent any such representation and warranty expressly relates to an earlier date (in which case as of such earlier date)), except where the failure of any such representations and warranties to be true and correct has not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect; (ii) (A) the Company Fundamental Representations shall be true and correct in all material respects on and as of the Closing, with the same force and effect as if made on and as of the Closing (except to the extent any such representation and warranty expressly relates to an earlier date (in which case as of such earlier date)), and (B) the Company Fundamental Representations – De Minimis shall be true and correct in all respects (except for inaccuracies that, in the aggregate, result in a de minimis increase in the total fully diluted equity capitalization of the Company), and on and as of the Closing, with the same force and effect as if made on and as of the Closing (except to the extent any such representation and warranty expressly relates to an earlier date (in which case as of such earlier date)); and (iii) the representations and warranties of the Company contained in the first sentence of Section 5.8 shall be true and correct in all respects as of the Closing.

(b) Performance of Obligations of the Company. The Company shall have performed or complied in all material respects with all obligations required to be performed or complied with by it under this Agreement at or prior to the Effective Time.

(c) No Material Adverse Effect. Since the date of this Agreement, no Company Material Adverse Effect shall have occurred that is continuing.

(d) Officer Certificate. The Company shall have delivered to Parent a certificate of the Company executed by a duly authorized officer thereof, dated as of the Closing Date, stating that the conditions in Section 9.2(a), Section 9.2(b) and Section 9.2(c) have been satisfied.

(e) REIT Opinion. Parent shall have received a written tax opinion of Goodwin Procter LLP (or other nationally recognized Tax counsel as may be reasonably acceptable to Parent) (“Company REIT Counsel”), dated as of the Closing Date, substantially in the form attached hereto as Exhibit C, to the effect that, beginning with its taxable year ended December 31, 1994 through its taxable year ending with the Merger, the Company has been organized and operated in conformity with the requirements for qualification and taxation as a REIT under the Code (which opinion shall be based upon the representation letter described in Section 7.3(a)(iii) and subject to customary exceptions, assumptions, limitations and qualifications; provided that Parent is given a reasonable opportunity to review such representations and finds them reasonably acceptable, which finding shall not be unreasonably withheld, conditioned or delayed).

(f) Section 368 Opinion. Parent shall have received the written opinion of Wachtell, Lipton, Rosen & Katz (or other nationally recognized Tax counsel reasonably acceptable to the Company) (“Parent Tax Counsel”), dated as of the Closing Date, substantially in the form attached hereto as Exhibit D, to the effect that, on the basis of facts, representations and assumptions set forth or referred to in such opinion, the Merger will qualify as a “reorganization” within the meaning of Section 368(a) of the Code. Such opinion will be subject to customary exceptions, assumptions and qualifications, and in rendering such opinion, Parent Tax Counsel may require and rely upon representations contained in certificates of officers of Parent and the Company delivered pursuant to Section 7.3(a)(iv) and Section 7.3(b)(iv).

Section 9.3 Conditions to Obligations of the Company. The obligations of the Company to effect the Asset Contribution and the Merger are also subject to the satisfaction or waiver (in writing) by the Company on or prior to the Closing Date of each of the following additional conditions:

(a) Representations and Warranties. (i) Each of the representations and warranties of Parent, Parent OP and Merger Sub contained in Article VI (other than the Parent Fundamental Representations, the Parent Fundamental Representations – De Minimis and the first sentence of Section 6.8) shall be true and correct as of the Closing (without giving effect to any “material,” “materiality,” “Parent Material Adverse Effect” or similar phrases, except that the word “material” in the definition of “Parent Material Contract” shall not be disregarded) as if made as of such date (except to the extent any such representation and warranty expressly relates to an earlier date (in which case as of such earlier date)), except where the failure of any such representations and warranties to be true and correct has not had and would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect; (ii) (A) the Parent Fundamental Representations shall be true and correct in all material respects on and as of the Closing, with the same force and effect as if made on and as of the Closing (except to the extent any such representation and warranty expressly relates to an earlier date (in which case as of such earlier date)), and (B) the Parent Fundamental Representations – De Minimis shall be true and correct in all respects (except for inaccuracies that, in the aggregate, result in a de minimis increase in the total fully diluted equity capitalization of Parent), and on and as of the Closing, with the same force and effect as if made on and as of the Closing (except to the extent any such representation and warranty expressly relates to an earlier date (in which case as of such earlier date)); and (iii) the representations and warranties of Parent, Parent OP and Merger Sub contained in the first sentence of Section 6.8 shall be true and correct in all respects as of the Closing.

(b) Performance of Obligations of Parent, Parent OP and Merger Sub. Parent, Parent OP and Merger Sub shall have performed or complied in all material respects with all obligations required to be performed or complied with by them under this Agreement at or prior to the Effective Time.

(c) No Material Adverse Effect. Since the date of this Agreement, no Parent Material Adverse Effect shall have occurred that is continuing.

(d) Officer Certificate. Parent shall have delivered to the Company a certificate of Parent executed by a duly authorized officer thereof, on behalf of Parent, Parent OP and Merger Sub and dated as of the Closing Date, stating that the conditions in Section 9.3(a), Section 9.3(b) and Section 9.3(c) have been satisfied.

(e) REIT Opinion. The Company shall have received a written tax opinion of DLA Piper LLP (US) (or other nationally recognized Tax counsel as may be reasonably acceptable to the Company) (“Parent REIT Counsel”), dated as of the Closing Date, substantially in the form attached hereto as Exhibit E, to the effect that, beginning with its taxable year ended December 31, 1992, Parent has been organized and operated in conformity with the requirements for qualification and taxation as a REIT under the Code, and Parent’s proposed method of organization and operation will enable Parent to continue to satisfy the requirements for qualification and taxation as a REIT under the Code for its taxable year which includes the Closing Date and thereafter (which opinion shall be based upon the representation letters described in Section 7.3(a)(iii) and Section 7.3(b)(iii) and subject to customary exceptions, assumptions, limitations and qualifications; provided that the Company is given a reasonable opportunity to review such representations and finds them reasonably acceptable, which finding shall not be unreasonably withheld, conditioned or delayed).

(f) Section 368 Opinion. The Company shall have received the written opinion of Goodwin Procter LLP (or other nationally recognized tax counsel reasonably acceptable to Parent) (“Company Tax Counsel”), dated as of the Closing Date, substantially in the form attached hereto as Exhibit F, to the effect that, on the basis of facts, representations and assumptions set forth or referred to in such opinion, the Merger will qualify as a “reorganization” within the meaning of Section 368(a) of the Code. Such opinion will be subject to customary exceptions, assumptions and qualifications, and in rendering such opinion, Company Tax Counsel may require and rely upon representations contained in certificates of officers of Parent and the Company delivered pursuant to Section 7.3(a)(iv) and Section 7.3(b)(iv).

ARTICLE X

TERMINATION

Section 10.1 Termination. This Agreement may be terminated and the Asset Contribution, the Merger and the other Transactions may be abandoned (except as otherwise provided below, whether before or after receipt of the Company Stockholder Approval or Parent Shareholder Approval, if applicable) only as follows:

(a) by mutual written consent of Parent and the Company;

(b) by Parent (provided that Parent is not then in breach of any representation, warranty, covenant or other agreement contained in this Agreement, which breach would give rise to the failure of a condition set forth in Section 9.3(a) or Section 9.3(b)), if the Company shall have breached or failed to perform any of its representations, warranties, covenants or other agreements contained in this Agreement which breach or failure to perform (i) would give rise to the failure of a condition set forth in Section 9.2(a) or Section 9.2(b) and (ii) is not curable prior to the Outside Date, or if curable prior to the Outside Date, has not been cured within the earlier of (x) thirty (30) days after the receipt of written notice thereof by the Company from Parent or (y) three (3) Business Days before the Outside Date;

(c) by the Company (provided that the Company is not then in breach of any representation, warranty, covenant or other agreement contained in this Agreement, which breach would give rise to the failure of a condition set forth in Section 9.2(a) or Section 9.2(b)), if Parent, Parent OP or Merger Sub shall have breached or failed to perform any of their representations, warranties, covenants or other agreements contained in this Agreement which breach or failure to perform (i) would give rise to the failure of a condition set forth in Section 9.3(a) or Section 9.3(b) and (ii) is not curable prior to the Outside Date, or if curable prior to the Outside Date, has not been cured within the earlier of (x) thirty (30) days after the receipt of written notice thereof by Parent from the Company or (y) three (3) Business Days before the Outside Date;

(d) by either Parent or the Company, if the Effective Time shall not have occurred by 11:59 p.m., New York time, on the Outside Date; provided, however, that the right to terminate this Agreement pursuant to this Section 10.1(d) shall not be available to any Party if a material breach by such Party of any of its obligations under this Agreement has resulted in the failure of the Effective Time to have occurred on or before the Outside Date; provided, further, that (i) if all of the conditions set forth in Article IX (other than those conditions that by their nature are to be satisfied only at the Closing, which conditions shall be capable of being satisfied) are satisfied or are waived on a date that occurs on or prior to the Outside Date but (ii) the Closing would thereafter occur in accordance with Section 2.2 on a date (the “Specified Date”) that occurs within two (2) Business Days after such Outside Date, then the Outside Date shall automatically be extended to such Specified Date and the Specified Date shall become the Outside Date for purposes of this Agreement;

(e) by the Company at any time prior to the receipt of the Parent Shareholder Approval, if the Parent Board shall have effected a Parent Adverse Recommendation Change;

(f) by Parent at any time prior to the receipt of the Company Stockholder Approval, if the Company Board shall have effected a Company Adverse Recommendation Change;

(g) by either the Company or Parent if a Governmental Entity of competent jurisdiction, shall have issued a final, non-appealable order, decree or ruling in each case permanently restraining, enjoining or otherwise prohibiting or making illegal the consummation of the Merger or other Transactions; provided, however, that the right to terminate this Agreement pursuant to this Section 10.1(g) shall not be available to any Party if a material breach by such Party of any of its obligations under this Agreement has been the principal cause of or principally resulted in the issuance of such order, decree or ruling;

(h) by either the Company or Parent, if the Company Stockholder Approval shall not have been obtained at the Company Stockholder Meeting or at any adjournment or postponement thereof, in each case at which a vote on such approval was taken; or

(i) by either the Company or Parent, if the Parent Shareholder Approval shall not have been obtained at the Parent Shareholder Meeting or at any adjournment or postponement thereof, in each case at which a vote on such approval was taken.

Section 10.2 Effect of Termination.

(a) In the event of the valid termination of this Agreement in accordance with Section 10.1, written notice thereof shall forthwith be given to the other Party or Parties specifying the provision hereof pursuant to which such termination is made, and this Agreement shall forthwith become null and void and there shall be no liability on the part of Parent, Parent OP, Merger Sub or the Company, except that the Confidentiality Agreement, the Clean Team Agreement, this Section 10.2 and Section 11.3 through Section 11.11 shall survive such termination; provided, however, nothing herein shall relieve any Party from liability for fraud or a Willful Breach of its covenants or agreements set forth in this Agreement prior to such termination.

(b) In the event that:

(i) the Company shall terminate this Agreement pursuant to Section 10.1(e), then Parent shall pay to the Company the Parent Termination Fee as directed by the Company by wire transfer of same day funds, within two (2) Business Days after such termination;

(ii) Parent shall terminate this Agreement pursuant to Section 10.1(f), then the Company shall pay to Parent the Company Termination Fee as directed by Parent by wire transfer of same day funds, within two (2) Business Days after such termination;

(iii) (A) after the date hereof and prior to the Parent Shareholder Meeting a bona fide Competing Proposal with respect to Parent shall have been publicly announced or shall have become publicly disclosed and shall not have been publicly withdrawn prior to the date that is at least ten (10) Business Days prior to the Parent Shareholders Meeting, (B) thereafter this Agreement is terminated (1) by Parent or the Company pursuant to Section 10.1(d) (if the Parent Shareholder Approval has not theretofore been obtained) or pursuant to Section 10.1(i) or (2) by the Company pursuant to Section 10.1(c) due to a material breach by Parent of its obligations under this Agreement, and (C) prior to the date that is twelve (12) months after the date of such termination, Parent or any of its Subsidiaries either (1) consummates a transaction of a type set forth in the definition of “Competing Proposal” or (2) enters into a definitive agreement with respect to a Competing Proposal, then Parent shall, on the second (2nd) Business Day after such transaction is consummated, pay to the Company the Parent Termination Fee as directed by the Company by wire transfer of same day funds (provided that, for purposes of this clause (C), each reference to “twenty percent (20%)” in the definition of “Competing Proposal” shall be deemed to be a reference to “fifty percent (50%)”); or

(iv) (A) after the date hereof and prior to the Company Stockholder Meeting a bona fide Competing Proposal with respect to the Company shall have been publicly announced or shall have become publicly disclosed and shall not have been publicly withdrawn prior to the date that is at least ten (10) Business Days prior to the Company Stockholders Meeting, (B) thereafter this Agreement is terminated (1) by Parent or the Company pursuant to Section 10.1(d) (if the Company Stockholder Approval has not theretofore been obtained) or pursuant to Section 10.1(h) or (2) by Parent pursuant to Section 10.1(b) due to a material breach by the Company of its obligations under this Agreement, and (C) prior to the date that is twelve (12) months after the date of such termination, the Company or any of its Subsidiaries either (1) consummates a transaction of a type set forth in the definition of “Competing Proposal” or (2) enters into a definitive agreement with respect to a Competing Proposal, then the Company shall, on the second (2nd) Business Day after such transaction is consummated, pay to Parent the Company Termination Fee as directed by Parent by wire transfer of same day funds (provided that, for purposes of this clause (C), each reference to “twenty percent (20%)” in the definition of “Competing Proposal” shall be deemed to be a reference to “fifty percent (50%)”).

(c) Notwithstanding anything to the contrary set forth in this Agreement, the Parties agree that:

(i) under no circumstances shall Parent be required to pay the Parent Termination Fee on more than one occasion and under no circumstances shall the Company be required to pay the Company Termination Fee on more than one occasion;

(ii) if this Agreement is terminated under circumstances in which the Company is required to pay the Company Termination Fee pursuant to Section 10.2(b)(ii) or Section 10.2(b)(iv) and the Company Termination Fee is paid to Parent (or its designee), the payment of the Company Termination Fee will be Parent, Parent OP’s and Merger Sub’s sole and exclusive remedy against the Company arising out of or relating to this Agreement, except for the right to seek monetary damages in the case of fraud or a Willful Breach of this Agreement by the Company prior to the valid termination of this Agreement; and

(iii) if this Agreement is terminated under circumstances in which Parent is required to pay the Parent Termination Fee pursuant to Section 10.2(b)(i) or Section 10.2(b)(iii) and the Parent Termination Fee is paid to the Company (or its designee), the payment of the Parent Termination Fee will be the Company’s sole and exclusive remedy against Parent, Parent OP and Merger Sub arising out of or relating to this Agreement, except for the right to seek monetary damages in the case of fraud or a Willful Breach of this Agreement by Parent prior to the valid termination of this Agreement.

(d) Each of the Parties hereto acknowledges that (i) the agreements contained in this Section 10.2 are an integral part of the Transactions, (ii) neither the Company Termination Fee nor the Parent Termination Fee is a penalty, but rather is liquidated damages in a reasonable amount that will compensate Parent or the Company, as applicable, in the circumstances in which such amounts are due and payable for the efforts and resources expended and opportunities foregone while negotiating this Agreement and in reliance on this Agreement and on the expectation of the consummation of the Transactions, which amounts would otherwise be impossible to calculate with precision, and (iii) without these agreements, neither Parent nor the Company would enter into this Agreement. Accordingly, if either Parent or the Company fails to timely pay any amount due pursuant to this Section 10.2 and, in order to obtain such payment, the other Party commences a suit that results in a judgment against Parent or the Company, as applicable, for the payment of any amount set forth in this Section 10.2, Parent or the Company, as applicable, shall pay the other Party its costs and Expenses in connection with such suit, together with interest on such amount at the annual rate of the prime rate as published in The Wall Street Journal, Eastern Edition on the date of payment for the period from the date such payment was required to be made through the date such payment was actually received, or such lesser rate as is the maximum permitted by applicable Law.

(e) In the event that Parent is obligated to pay the Company the Parent Termination Fee or the Company is obligated to pay Parent the Company Termination Fee, Parent or the Company, as applicable, shall pay to the other Party from the Parent Termination Fee or Company Termination Fee, as applicable, deposited into escrow in accordance with the next sentence, an amount equal to the lesser of (i) the Parent Termination Fee or Company Termination Fee, as applicable, and (ii) the sum of the maximum amount that can be paid to such other Party (or its designee) without causing such other Party (or its designee) to fail to meet the requirements of Sections 856(c)(2) and (3) of the Code for the relevant tax year, determined as if (A) the payment of such amount did not constitute income described in Sections 856(c)(2)(A) through (I) or 856(c)(3)(A) through (I) of the Code (“Qualifying Income”), and (B) such other Party has 1.75% of its gross income from unknown sources during such year which was not Qualifying Income in addition to any known or anticipated income of such other Party which was not Qualifying Income, in each case, as determined by such other Party’s independent certified public accountants. Notwithstanding the foregoing, in the event the other Party receives either (1) a letter from such other Party’s counsel or accountants indicating that such other Party has received a ruling from the IRS described in Section 10.2(f)(ii) or (2) an opinion from such other Party’s outside counsel as described in Section 10.2(f)(ii) providing that such other Party’s receipt of the Parent Termination Fee or Company Termination Fee, as applicable, should either constitute Qualifying Income or should be excluded from gross income within the meaning of Sections 856(c)(2) and (3) of the Code, the amount due shall be the full Parent Termination Fee or Company Termination Fee, as applicable, and the paying Party shall, upon receiving notice that the other Party has received such a letter or such an opinion of counsel, pay to such other Party the unpaid portion of Parent Termination Fee or Company Termination Fee, as applicable, within five (5) Business Days. To secure Parent or the Company’s obligation to pay these amounts, as applicable, Parent or the Company, as applicable, shall deposit into escrow an amount in cash equal to the Parent Termination Fee or Company Termination Fee, as applicable, with an escrow agent selected by Parent or the Company, as applicable (that is reasonably satisfactory to the other Party) and on such terms (subject to Section 10.2(f)) as shall be mutually agreed in good faith upon by the Company, Parent and the escrow agent. The payment or deposit into escrow of the Parent Termination Fee or Company Termination Fee, as applicable, pursuant to this Section 10.2(e) shall be made, at the time Parent or the Company is obligated to pay the other Party such amount pursuant to Section 10.2, by wire transfer of immediately available funds.

(f) The escrow agreement shall provide that the Parent Termination Fee or Company Termination Fee, as applicable, in escrow or any portion thereof shall not be released to Parent or the Company, as applicable (or its designee), unless the escrow agent receives any one or combination of the following: (i) a letter from such Party’s independent certified public accountants indicating the maximum amount that can be paid by the escrow agent to such Party (or its designee) without causing such Party (or its designee) to fail to meet the requirements of Sections 856(c)(2) and (3) of the Code determined as if the payment of such amount did not constitute Qualifying Income or a subsequent letter from such Party’s accountants revising that amount, in which case the escrow agent shall release such amount to such Party (or its designee), or (ii) a letter from such Party’s counsel or accountants indicating that such Party received a ruling from the IRS holding that the receipt by such Party (or its designee) of the Parent Termination Fee or Company Termination Fee, as applicable, would either constitute Qualifying Income or would be excluded from gross income within the meaning of Sections 856(c)(2) and (3) of the Code (or alternatively, indicating that such Party’s outside counsel has rendered a legal opinion to the effect that the receipt by such Party (or its designee) of the Parent Termination Fee or Company Termination Fee, as applicable, should either constitute Qualifying Income or should be excluded from gross income within the meaning of Sections 856(c)(2) and (3) of the Code), in which case the escrow agent shall release the remainder of the Parent Termination Fee or Company Termination Fee, as applicable, to such Party (or its designee). Each of Parent and the Company agrees to amend this Section 10.2(f) at the reasonable request of the other Party in order to (x) maximize the portion of the Parent Termination Fee or Company Termination Fee, as applicable, that may be distributed to such other Party (or its designee) hereunder without causing such other Party (or its designee) to fail to meet the requirements of Sections 856(c)(2) and (3) of the Code, (y) improve such other Party’s chances of securing a favorable ruling described in this Section 10.2(f) or (z) assist such other Party in obtaining a favorable legal opinion from its outside counsel as described in this Section 10.2(f). The escrow agreement shall also provide that any portion of the Parent Termination Fee or Company Termination Fee, as applicable, that remains unpaid as of the end of the taxable year shall be paid as soon as possible during the following taxable year, subject to the foregoing limitations of Section 10.2(e) and Section 10.2(f); provided that the obligation of Parent or the Company, as applicable, to pay the unpaid portion of the Parent Termination Fee or Company Termination Fee, as applicable, shall terminate on the December 31 following the date which is five (5) years from the date of this Agreement and any such unpaid portion shall be released as soon as possible by the escrow agent to Parent (in the case such funds are related to a Parent Termination Fee) or to the Company or its designees (in the case such funds are related to a Company Termination Fee), as applicable. Parent (in the case of the Parent Termination Fee) or the Company (in the case of the Company Termination Fee) shall not bear any cost of or have liability resulting from the escrow agreement.

ARTICLE XI

MISCELLANEOUS

Section 11.1 Amendment and Modification; Waiver.

(a) Subject to applicable Law and except as otherwise provided in this Agreement, this Agreement may be amended, modified and supplemented, whether before or after receipt of the Company Stockholder Approval or Parent Shareholder Approval, as applicable, by written agreement of the Parties (by action taken by their respective board of directors or trustees, managers or members, as applicable); provided, however, that after the approval of the Merger by the stockholders of the Company or approval by shareholders of Parent of the issuance of Parent Common Shares in the Merger, no amendment shall be made which, by Law or in accordance with the rules of any relevant stock exchange, requires further approval by such shareholders without obtaining such further approval. This Agreement may not be amended except by an instrument in writing signed on behalf of each of the Parties that expressly refers to this Agreement.

(b) At any time and from time to time prior to the Effective Time, any Party or Parties may, to the extent legally allowed and except as otherwise set forth herein, (i) extend the time for the performance of any of the obligations or other acts of the other Party or Parties, as applicable, (ii) waive any inaccuracies in the representations and warranties made to such Party or Parties contained herein or in any document delivered pursuant hereto, and (iii) waive compliance with any of the agreements or conditions for the benefit of such Party or Parties contained herein. Any agreement on the part of a Party or Parties to any such extension or waiver shall be valid only if set forth in an instrument in writing signed on behalf of such Party or Parties, as applicable, that expressly refers to this Agreement. Any delay in exercising any right under this Agreement shall not constitute a waiver of such right.

Section 11.2 Non-Survival of Representations and Warranties. None of the representations and warranties in this Agreement or in any schedule, instrument or other document delivered pursuant to this Agreement shall survive the Effective Time. This Section 11.2 shall not limit any covenant or agreement of the Parties which by its terms contemplates performance after the Effective Time.

Section 11.3 Expenses . All Expenses incurred in connection with this Agreement and the Transactions shall be paid by the Party incurring such Expenses, except that Parent and the Company shall share equally, whether or not the Merger or any other Transaction is consummated, all direct out-of-pocket costs (excluding the fees and expenses of each Party’s attorneys and accountants, which shall be borne by the Party incurring such expenses) incurred in connection with (a) printing, filing and mailing the Joint Proxy Statement and all SEC and other regulatory filing fees incurred in connection with the Joint Proxy Statement and (b) the Exchange Agent. Notwithstanding anything to the contrary contained herein, but subject to Section 4.2(b)(iii), Parent and the Surviving Entity shall pay or cause to be paid the amount of any Transfer Taxes imposed with respect to the Asset Contribution or the Merger.

Section 11.4 Notices. All notices and other communications hereunder shall be in writing and shall be deemed given if delivered personally (notice deemed given upon receipt), sent by electronic mail (without receipt of a delivery failure notice) or sent by a nationally recognized overnight courier service, such as Federal Express (notice deemed given upon receipt of proof of delivery), to the Parties at the following addresses (or at such other address for a Party as shall be specified by like notice):

if to the Company, to:

AvalonBay Communities, Inc.

4040 Wilson Blvd., Suite 1000

Arlington, Virginia 22203

Attention:	Edward M. Schulman
E-mail:	[**]

with a copy to:

Goodwin Procter LLP

100 Northern Avenue

Boston, Massachusetts 02210

Attention:	Blake Liggio
Caitlin Tompkins
Gilbert G. Menna
E-mail:	bliggio@goodwinlaw.com
ctompkins@goodwinlaw.com
gmenna@goodwinlaw.com

and

if to Parent, Parent OP or Merger Sub, to:

Equity Residential

Two North Riverside Plaza

Chicago, Illinois 60606

Attention: Scott J. Fenster

E-mail:  [**]

with a copy to:

Wachtell, Lipton, Rosen & Katz

51 West 52nd Street

New York, New York 10019

Attention:	Adam O. Emmerich
Robin Panovka
Kyle M. Diamond
E-mail:	AOEmmerich@wlrk.com
RPanovka@wlrk.com
KMDiamond@wlrk.com

Section 11.5 Counterparts. This Agreement may be executed manually or electronically by email by the Parties, in any number of counterparts, each of which shall be considered one and the same agreement and shall become effective when a counterpart hereof shall have been signed by each of the Parties and delivered to the other Parties. Any such counterpart, to the extent delivered by .pdf, .tif, .gif, .jpg or similar attachment to electronic mail or any electronic signature complying with the U.S. federal ESIGN Act of 2000 (e.g., www.docusign.com) (any such delivery, an “Electronic Delivery”), will be treated in all manner and respects as an original executed counterpart and will be considered to have the same binding legal effect as if it were the original signed version thereof delivered in person. This Agreement shall become effective when each Party shall have received a counterpart hereof signed (including by electronic signature) by all of the other Parties. Until and unless each Party has received a counterpart hereof signed (including by electronic signature) by the other Parties, this Agreement shall have no effect and no Party shall have any right or obligation hereunder (whether by virtue of any other oral or written agreement or other communication). No Party may raise the use of an Electronic Delivery to deliver a signature, or the fact that any signature or agreement or instrument was transmitted or communicated through the use of an Electronic Delivery, as a defense to the formation of a contract, and each Party forever waives any such defense, except to the extent such defense relates to lack of authenticity.

Section 11.6 Entire Agreement; Third-Party Beneficiaries.

(a) This Agreement (including the Company Disclosure Letter and the Parent Disclosure Letter), the Confidentiality Agreement and the Clean Team Agreement constitute the entire agreement among the Parties with respect to the subject matter hereof and thereof and supersede all other prior agreements (except that the Confidentiality Agreement shall be amended so that until the termination of this Agreement in accordance with Section 10.1 hereof, the Parties shall be permitted to take the actions contemplated by this Agreement) and understandings, both written and oral, among the Parties or any of them with respect to the subject matter hereof and thereof.

(b) Except as provided in Section 8.4 and Section 8.5 (which, from and after the Effective Time shall be for the benefit of the Covered Persons), neither this Agreement (including the Company Disclosure Letter and the Parent Disclosure Letter) nor the Confidentiality Agreement or the Clean Team Agreement are intended to confer upon any Person other than the Parties any rights or remedies hereunder. Notwithstanding the preceding sentence, following the Effective Time, the provisions of Article III shall be enforceable by holders of shares of Company Common Stock solely to the extent necessary to receive the Merger Consideration to which such holders are entitled thereunder and by holders of Company Equity Awards solely to the extent necessary to receive the amounts to which such holders are entitled thereunder.

Section 11.7 Severability. If any term or other provision of this Agreement is invalid, illegal or incapable of being enforced by rule of Law or public policy, all other conditions and provisions of this Agreement shall nevertheless remain in full force and effect so long as the economic or legal substance of the Merger is not affected in any manner adverse to any Party. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the Parties shall negotiate in good faith to modify this Agreement so as to effect the original intent of the Parties as closely as possible in an acceptable manner to the end that the Merger is fulfilled to the extent possible.

Section 11.8 Governing Law; Jurisdiction.

(a) This Agreement, and all claims or causes of actions (whether at Law, in contract or in tort) that may be based upon, arise out of or related to this Agreement or the negotiation, execution or performance of this Agreement, shall be governed by, and construed in accordance with, the Laws of the State of Maryland without giving effect to conflicts of laws principles (whether of the State of Maryland or any other jurisdiction that would cause the application of the Laws of any jurisdiction other than the State of Maryland).

(b) All Legal Proceedings and proceedings arising out of or relating to this Agreement shall be heard and determined exclusively in the Circuit Court for Baltimore City, Maryland or, if under applicable Law, exclusive jurisdiction over such matter is vested in the federal courts, the U.S. District Court for the District of Maryland, Northern Division and any appellate court from any thereof (the “Chosen Courts”). Each of the Parties hereby irrevocably and unconditionally (i) submits to the exclusive jurisdiction of the Chosen Courts for the purpose of any Legal Proceeding arising out of or relating to this Agreement brought by any Party, (ii) agrees not to commence any such action or proceeding except in such courts, (iii) agrees that any claim in respect of any such action or proceeding may be heard and determined in any such court, (iv) waives, to the fullest extent it may legally and effectively do so, any objection which it may now or hereafter have to the laying of venue of any such action or proceeding in any such court, and (v) waives, to the fullest extent permitted by Law, the defense of an inconvenient forum to the maintenance of such action or proceeding in any such court. Each of the Parties agrees that a final judgment in any such action or proceeding in any such court shall be conclusive and may be enforced in other jurisdictions by suit on the judgment or in any other manner provided by Law. Each Party irrevocably consents to service of process in the manner provided for notices in Section 11.4. Nothing in this Agreement will affect the right of any Party to serve process in any other manner permitted by Law.

Section 11.9 Waiver of Jury Trial. EACH PARTY HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVES ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY LITIGATION DIRECTLY OR INDIRECTLY ARISING OUT OF OR RELATING TO THIS AGREEMENT AND ANY OF THE AGREEMENTS DELIVERED IN CONNECTION HEREWITH OR THE MERGER AND OTHER TRANSACTIONS CONTEMPLATED HEREBY OR THEREBY. EACH PARTY CERTIFIES AND ACKNOWLEDGES THAT (A) NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE EITHER OF SUCH WAIVERS, (B) IT UNDERSTANDS AND HAS CONSIDERED THE IMPLICATIONS OF SUCH WAIVERS, (C) IT MAKES SUCH WAIVERS VOLUNTARILY, AND (D) IT HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION 11.9.

Section 11.10 Assignment. This Agreement shall not be assigned by any of the Parties (whether by operation of Law or otherwise) without the prior written consent of the other Parties. Subject to the preceding sentence, but without relieving any Party of any obligation hereunder, this Agreement will be binding upon, inure to the benefit of and be enforceable by the Parties and their respective successors and assigns.

Section 11.11 Enforcement; Remedies.

(a) Except as otherwise provided herein, any and all remedies herein expressly conferred upon a Party will be deemed cumulative with and not exclusive of any other remedy conferred hereby, or by Law or equity upon such Party, and the exercise by a Party of any one remedy will not preclude the exercise of any other remedy.

(b) The Parties agree that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached. Except as set forth in this Section 11.11, including the limitations set forth in Section 11.11(c), it is agreed that prior to the termination of this Agreement pursuant to Article X, the non-breaching Party shall be entitled to an injunction or injunctions to prevent breaches of this Agreement by any other Party and to specifically enforce the terms and provisions of this Agreement, this being in addition to any other remedy to which they are entitled at Law or in equity.

(c) The Parties’ right of specific enforcement is an integral part of the Transactions and each Party hereby waives any objections to the grant of the equitable remedy of specific performance to prevent or restrain breaches of this Agreement by any other Party (including any objection on the basis that there is an adequate remedy at Law or that an award of specific performance is not an appropriate remedy for any reason at Law or equity), and each Party shall be entitled to an injunction or injunctions and to specifically enforce the terms and provisions of this Agreement to prevent or restrain breaches or threatened breaches of, or to enforce compliance with, the covenants and obligations of such Party under this Agreement all in accordance with the terms of this Section 11.11. In the event any Party seeks an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement, such Party shall not be required to provide any bond or other security in connection with such order or injunction all in accordance with the terms of this Section 11.11.

(d) The Parties acknowledge and agree that time is of the essence and that the Parties would suffer ongoing irreparable injury for so long as any provision of this Agreement is not performed in accordance with its specific terms, including but not limited to as a result of any dispute over the Parties’ obligations to consummate the Transactions. To the extent either Party hereto brings any action to enforce specifically the performance of the terms and provisions of this Agreement in accordance with this Section 11.11, the Outside Date shall automatically be extended by (i) the amount of time during which such action is pending, plus twenty (20) Business Days, or (ii) such other time period established by the court presiding over such action.

Section 11.12 Financing Provisions. Notwithstanding anything in this Agreement to the contrary, each Party, on behalf of itself, its Subsidiaries and each of its controlled Affiliates, hereby: (a) agrees that any legal action, whether in Law or in equity, whether in contract or in tort or otherwise, involving the Financing Sources, arising out of or relating to, this Agreement or the Bridge Facility, shall be subject to the exclusive jurisdiction of any federal or state court in the Borough of Manhattan, New York, New York, so long as such forum is and remains available, and any appellate court thereof and each party hereto irrevocably submits itself and its property with respect to any such legal action to the exclusive jurisdiction of such court, (b) agrees that any such legal action shall be governed by the Laws of the State of New York (without giving effect to any conflicts of laws principles that would result in the application of the Laws of another state), except as otherwise provided in any agreement relating to the Bridge Facility and except to the extent relating to the interpretation of any provisions in this Agreement (including any provision in the Commitment Letter or in any definitive documentation related to the Bridge Facility that expressly specifies that the interpretation of such provisions shall be governed by and construed in accordance with the Laws of the State of Maryland), (c) knowingly, intentionally and voluntarily waives to the fullest extent permitted by applicable Law trial by jury in any such legal action brought against the Financing Sources in any way arising out of or relating to, this Agreement or the Bridge Facility, (d) agrees that none of the Financing Sources shall have any liability to the Parties or any of their respective Subsidiaries or any of their respective controlled Affiliates or Representatives relating to or arising out of this Agreement or the Bridge Facility (subject to the last sentence of this Section 11.12), and (e) agrees that the Financing Sources are express third party beneficiaries of, and may enforce, any of the provisions of this Section 11.12 and that this Section 11.12 may not be amended in a manner materially adverse to the Financing Sources without the written consent of the Financing Sources (such consent not to be unreasonably withheld, conditioned or delayed). Notwithstanding the foregoing, nothing in this Section 11.12 shall in any way limit or modify the rights and obligations of the Parties under this Agreement, or any Financing Sources’ obligations under the Commitment Letter, or the rights of the Parties and their respective Subsidiaries against the Financing Sources with respect to the Bridge Facility or any of the transactions contemplated thereby or any services thereunder following the Closing Date.

[Remainder of Page Intentionally Left Blank]

IN WITNESS WHEREOF, Parent, Parent OP, Merger Sub and the Company have caused this Agreement to be signed by their respective officers thereunto duly authorized as of the date first written above.

AVALONBAY COMMUNITIES, INC.

By:	/s/ Benjamin W. Schall
Name: Benjamin W. Schall
Title: Chief Executive Officer and President

EQUITY RESIDENTIAL

By:	/s/ Mark J. Parrell
Name: Mark J. Parrell
Title: Chief Executive Officer and President

ERP OPERATING LIMITED PARTNERSHIP

By:	/s/ Mark J. Parrell
Name: Mark J. Parrell
Title: President

CANOPY MERGER SUB LLC

By:	/s/ Scott J. Fenster
Name: Scott J. Fenster
Title: Executive Vice President, General Counsel & Corporate Secretary

[Signature Page to Agreement and Plan of Merger]